AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 1998

                                                      REGISTRATION NO. 333-60649
                                                   REGISTRATION NO. 333-60649-01


================================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              AMENDMENT NO. 1 TO

                                   FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INDEPENDENT BANKSHARES, INC.                        INDEPENDENT CAPITAL TRUST
(Exact name of registrant as                       (Exact name of registrant as
  specified in its charter)                          specified in its charter)

          TEXAS                                              DELAWARE
(State or other jurisdiction of                 (State or other jurisdiction of
 incorporation or organization)                  incorporation or organization)

      75-1717279                                            75-2775055
   (I.R.S. Employer                                      (I.R.S. Employer
Identification Number)                                Identification Number)

           547 CHESTNUT STREET, ABILENE, TEXAS 79602 (915) 677-5550 (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                             RANDAL N. CROSSWHITE
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         INDEPENDENT BANKSHARES, INC.
                              547 CHESTNUT STREET
                             ABILENE, TEXAS  79602
                             TEL:  (915) 677-5550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

     JOSEPH A. HOFFMAN, ESQ.                       THOMAS C. ERB, ESQ.
       ARTER & HADDEN LLP                      LEWIS, RICE & FINGERSH, L.C.
  1717 MAIN STREET, SUITE 4100                500 NORTH BROADWAY, SUITE 2000
      DALLAS, TEXAS 75201                     ST. LOUIS, MISSOURI 63102-2147
     TEL:  (214) 761-4779                         TEL:  (314) 444-7600

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act") check the following box: [ ]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           ------------------------

  THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 1998
PROSPECTUS
                                320,000 SHARES
                         INDEPENDENT BANKSHARES, INC.
                                 COMMON STOCK
                             --------------------
       [LOGO]           1,000,000 PREFERRED SECURITIES
                           INDEPENDENT CAPITAL TRUST

                    % CUMULATIVE TRUST PREFERRED SECURITIES
              (LIQUIDATION AMOUNT OF $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY
                         INDEPENDENT BANKSHARES, INC.
                             --------------------
                    $10,000,000% Subordinated Debentures of
                         INDEPENDENT BANKSHARES, INC.

  Independent Bankshares, Inc., a Texas corporation (the "Company"), is hereby offering 320,000 shares of its common stock, par value $0.25 per share (the
"Common Stock"), at a price of $    per share.  In addition, Independent Capital
Trust, a statutory business trust formed under the laws of the State of Delaware (the "Trust"), is hereby offering 1,000,000 (or $10,000,000 aggregate
liquidation amount) of its     % Cumulative Trust Preferred Securities,
liquidation amount $10.00 per preferred security (the "Preferred Securities"), which are fully and unconditionally guaranteed, as described herein, by the Company. The Preferred Securities represent preferred beneficial interests in the assets of the Trust.

                                                       (continued on next page.)

  The Common Stock is traded on the American Stock Exchange, Inc. (the "AMEX") under the symbol "IBK." See "Price Range of Common Stock and Dividends." On August 27, 1998, the last sale price of the Common Stock as reported on AMEX was $12. The Preferred Securities have been approved for listing on the AMEX under the symbol "IBK.Pr," subject to notice of official issuance. (The Common Stock and the Preferred Securities may sometimes be referred to herein as the "Securities").

  The Company will use all of the net proceeds of this Offering to fund a portion of the cost of acquiring Azle Bancorp, a bank holding company that owns Azle State Bank, Azle, Texas (the "Pending Acquisition"). The separate offerings of the Preferred Securities and the Common Stock (sometimes referred to herein collectively as the "Offering") are contingent upon the successful completion of each other and the consummation of the Pending Acquisition. See "Use of Proceeds" and "Pending Acquisition."

                             --------------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             --------------------

   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE
      NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK
               INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                             --------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
        COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
                PASSED UPON THE ADEQUACY OR ACCURACY  OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================================
                                              PRICE TO     UNDERWRITING DISCOUNTS     PROCEEDS TO    PROCEEDS TO
                                               PUBLIC        AND COMMISSIONS(1)        COMPANY(2)      TRUST(2)
----------------------------------------------------------------------------------------------------------------
Per Share Common Stock.....................  $             $                     $                       N/A
----------------------------------------------------------------------------------------------------------------
Total Common Stock(3)......................  $             $                     $                       N/A
----------------------------------------------------------------------------------------------------------------

Per Preferred Security.....................  $     10.00   $                             N/A         $     10.00
----------------------------------------------------------------------------------------------------------------
Total Preferred Securities (3).............  $10,000,000   $                             N/A         $10,000,000
----------------------------------------------------------------------------------------------------------------
Total Offering (3).........................  $             $                     $                   $10,000,000
================================================================================================================

(1) The Company and the Trust have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) The Company has agreed to pay expenses of the Offering estimated to be $250,000. Additionally, in view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Subordinated Debentures, the Company, as issuer of the Subordinated Debentures, has
     agreed to pay the Underwriter, as compensation, $       per Preferred
     Security or $       in the aggregate ($       in the aggregate if the over-
     allotment option is exercised in full).  See "Underwriting."

(3) The Company and the Trust have granted the Underwriter 30-day options to purchase up to 48,000 additional shares of Common Stock and 150,000 additional Preferred Securities, respectively, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. To the extent that the options are exercised, the Underwriter will offer the additional shares of Common Stock and Preferred Securities at the Price to Public shown above. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
     Proceeds to Trust will be $       , $       , $       , and $       ,
     respectively.  See "Underwriting."
                             --------------------
  The Securities are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to its right to reject any order in whole or in part, and subject to certain other conditions. It is expected that delivery of the Securities will be made on or about
September         , 1998.

                          STIFEL, NICOLAUS & COMPANY
                                 INCORPORATED

          , 1998

(continued from previous page)
The Company will be the owner of all of the beneficial interests represented by the common securities of the Trust (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities").

  U.S. Trust Company of Texas, N.A. ("U.S. Trust") is the Property Trustee (as defined herein) of the Trust. The Trust exists for the purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount
of      % Subordinated Debentures (the "Subordinated Debentures") of the
Company. The Subordinated Debentures will mature on September      , 2028, which
date may be (i) shortened to a date not earlier than September    , 2003, or
(ii) extended to a date not later than September    , 2037, in each case if
certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities--Subordination of Common Securities."

  Holders of Preferred Securities are entitled to receive preferential
cumulative cash distributions, at the annual rate of      % of the liquidation
amount of $10 per Preferred Security (the "Liquidation Amount"), accruing from
September     , 1998, the date of original issuance, and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing December 31, 1998 (the "Distributions"). The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"); provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. WHILE THE COMPANY INTENDS TO TAKE THE POSITION THAT THE SUBORDINATED DEBENTURES WILL NOT BE DEEMED TO BE ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID"), DURING AN EXTENSION PERIOD, INTEREST ON THE SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED SECURITIES ARE ENTITLED WILL
ACCUMULATE) AT THE RATE OF      % PER ANNUM, COMPOUNDED QUARTERLY, AND HOLDERS
OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME AS OID IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. A HOLDER OF PREFERRED SECURITIES WHICH DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM THE TRUST FOR THE PERIOD PRIOR TO SUCH DISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCRUED BUT UNPAID INTEREST OR OID, IF ANY, ON THE SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN ORDINARY INCOME AND TO ADD THE AMOUNT OF ANY ACCRUED OID TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See "Description of the Subordinated Debentures-- Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount" and "--Disposition of Preferred Securities."
(continued on next page)

(continued from previous page)

  The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. See "Description of the Guarantee- -General." If the Company does not make interest payments on the Subordinated Debentures held by the Trust, the Trust will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of the Company. The Subordinated Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

  The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of the
Company (i) on or after September      , 2003, in whole at any time or in part
from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities--Redemption."

  The Company has the right at any time to dissolve, wind up or terminate the Trust subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution, winding up or termination of the Trust, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accumulated interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities-- Redemption" and "--Liquidation Distribution Upon Termination."

  The Company will provide Annual Reports containing financial statements audited by the Company's independent auditors to the holders of Securities. The Company will also furnish Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q free of charge to holders of Securities who so request in writing addressed to the Secretary of the Company.

                             --------------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING TRANSACTIONS, THE PURCHASE OF SECURITIES TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF SUCH ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  [EDGAR: MAP OF THE STATE OF TEXAS DESCRIBING BANKING LOCATIONS OF THE COMPANY BEFORE AND AFTER THE PENDING ACQUISITION. BEFORE THE PENDING ACQUISITION, FIRST STATE BANK, NATIONAL ASSOCIATION, ABILENE, TEXAS, HAD A MAIN AND BRANCH OFFICES IN ABILENE AND BRANCH OFFICES IN LUBBOCK, ODESSA, SAN ANGELO, STAMFORD AND WINTERS, TEXAS. AFTER THE PENDING ACQUISITION, FIRST STATE BANK, N.A., ABILENE WILL ALSO HAVE TWO BRANCH OFFICES IN AZLE, TEXAS.]

                              PROSPECTUS SUMMARY


  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and related notes appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Company" means Independent Bankshares, Inc. and its subsidiaries. Unless otherwise indicated, the information contained in this Prospectus (i) assumes no exercise of the Underwriter's over-allotment options, and (ii) reflects the 33 1/3% common stock dividend paid to shareholders in May 1995 and the 25% common stock dividend paid to shareholders in May 1997.

  This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective purchasers of the Securities offered hereby are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective purchasers of the Securities should specifically consider the various factors identified in this Prospectus, including the matters set forth under "Risk Factors," which could cause actual results to differ materially from those indicated by such forwarding-looking statements. See "Cautionary Statements Regarding Forward-Looking Statements."

                                  THE COMPANY

GENERAL

  The Company is a bank holding company headquartered in Abilene, Texas, located approximately 180 miles west of Dallas. The Company's principal subsidiary, First State Bank, National Association (the "Bank"), currently operates 11 full-service banking locations in and around four of the major markets in West Texas. These markets, which serve as regional medical and retail centers, are Abilene (three locations), Lubbock, Odessa (four locations) and San Angelo. Abilene, with a metropolitan statistical area ("MSA") of approximately 125,000 and a diversified economy, is home to five universities and colleges, two regional medical complexes and Dyess Air Force Base. Lubbock, the ninth largest city in Texas with a MSA of approximately 235,000, is home to Texas Tech University and a regional medical center. The Lubbock area produces approximately 3% of worldwide cotton production. Odessa, with a MSA of approximately 246,000, has an energy-related economy and over 500 manufacturing businesses. San Angelo, with a MSA of approximately 102,000, has a diversified economy centered around health care, manufacturing, higher education and agriculture.

  At June 30, 1998, the Company had, on a consolidated basis, total assets of $263,501,000, total deposits of $240,964,000, total loans, net of unearned income, of $140,809,000 and total shareholders' equity of $21,310,000. The Company's net income has grown from $1,229,000 in 1993 to $2,110,000 in 1997. Additionally, since 1993, the Company's total loans have grown at an average annual rate of 19.2%, resulting from a combination of internal growth and the Company's acquisition of community banks.

  The Company announced on May 29, 1998 that it had agreed to acquire Azle Bancorp for cash of approximately $19 million. Azle Bancorp and its subsidiary, Azle State Bank ("Azle State"), are located in Azle, Texas, which is northwest of the Dallas-Fort Worth metroplex. At June 30, 1998, Azle Bancorp had total assets of $91,660,000, total loans, net of unearned income, of $45,102,000, total deposits of $80,816,000, and total shareholders' equity of $9,699,000.
The Company expects that the Pending Acquisition will enhance its West and North Central Texas banking franchise and provide an entry into the Dallas-Fort Worth metropolitan area. The net proceeds of the Offering will be used to finance a portion of the Pending Acquisition. See "Use of Proceeds" and "Pending Acquisition."


  The Bank operates a community banking business through its branch network and provides a wide variety of commercial, consumer and trust services. It has a stable deposit base from customers located within its West Texas market area and focuses on long-term customer relationships and on providing individualized, quality service. The recent financial performance of the Bank has been characterized by consistent core earnings, an increasingly diversified loan portfolio and strong asset quality.

  Although the Bank's loan growth has historically been driven by its activity in the indirect auto lending business, which currently accounts for approximately 28% of its loan portfolio, management has determined to reduce the Bank's dependence on indirect auto loans due to, among other things, an increase in competition among financial institutions for such loans and a corresponding decrease in the interest rates on such loans. Management intends, instead, to focus its future growth strategy on commercial loans in the range of $750,000 to $2,000,000, which management believes are too large for smaller local institutions to accommodate given their lending limits and too small to attract the attention of large regional banks. Management also expects to increase its focus on local residential loans.

  The principal services provided by the Bank include the following:

  COMMERCIAL SERVICES. The Bank provides a full range of commercial banking services for its customers. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and interim and permanent real estate lending. Other services include cash management programs and federal tax depository and night depository services.

  CONSUMER SERVICES. The Bank provides a wide range of consumer banking services to its customers, including checking, savings and money market accounts, savings programs and installment and personal loans. It makes automobile and other installment loans directly to customers, as well as indirectly through automobile dealers. The Bank also makes home improvement, home equity and real estate loans and provides safe deposit services. It provides automated teller machine ("ATM") accessibility throughout the United States through the Pulse automated teller machine system network and also offers investment services and banking by telephone and personal computer.

  TRUST SERVICES. The Bank provides trust and agency services to individuals, partnerships and corporations from its offices in Abilene, Lubbock and Odessa. Services provided include investment management, administration and advisory services for agency and trust accounts, and trustee services for pension and profit sharing plans.


   The Company's address is 547 Chestnut Street, Abilene, Texas 79602 and its telephone number is (915) 677-5550.

BUSINESS OBJECTIVES AND STRATEGY

  The Company's principal business objectives are to increase its profitability and shareholder value by building a valuable West Texas banking franchise using core deposits as a funding base to support local commercial and consumer lending programs. The Company employs several strategies, including the following, to accomplish its objectives:

  SOPHISTICATION AND BREADTH OF PRODUCTS; PERSONAL SERVICES. The Company's goal is to provide customers with the business sophistication and breadth of products of a regional financial services company, while retaining the special attention to personal service and the local appeal of a community bank. The Company believes that, as a result of consolidation in the financial industry within the Company's marketplace, there are few financial institutions in its market area that have larger lending limits than the Company that are willing to provide the personal customer service that the Company is committed to providing to its customers.

  DECENTRALIZED DECISION MAKING. The Company's decentralized decision making authority, vested in the president and senior officers of the Abilene, Lubbock and Odessa branches, allows for rapid response time and flexibility in dealing with customer requests and credit needs and has contributed to a 17% increase in the Company's commercial loan portfolio during the twelve-month period ended June 30, 1998.

  CREDIT QUALITY STANDARDS. The Company's attention to credit quality standards has allowed it to expand its commercial loan portfolio while maintaining superior asset quality. Nonperforming assets were 0.18% of total assets at June 30, 1998.

  EFFICIENT AND CONVENIENT DELIVERY SYSTEMS. The Company's efforts to maintain and expand efficient and convenient delivery systems for its products and services have included the recent expansion of its branch network by locating banking centers in a leading supermarket chain in Abilene (one location) and Odessa (two locations) and the introduction of computer and telephone home banking. The Company also maintains 15 ATMs throughout its market area.

  ACQUISITION ACTIVITY. The Company's strategy of opportunistically acquiring banks in its West Texas market has resulted in its acquisition of three banks and one branch in the last five years. Following the acquisition of Azle Bancorp and its subsidiary Azle State, the Company will have locations in or near five of the major markets in West and North Central Texas.

PENDING ACQUISITION


  Azle Bancorp owns and manages Azle State, a community bank located in Azle, Texas that offers interest and noninterest-bearing depository accounts, and makes consumer and commercial loans. At June 30, 1998, Azle Bancorp had total assets of $91,660,000, total loans, net of unearned income, of $45,102,000, total deposits of $80,816,000, and total shareholders' equity of $9,699,000. Azle State had net income after taxes of $1,502,000 for 1997, $1,532,000 for 1996, $1,316,000 for 1995 and $738,000 and $729,000 for the six-month periods ended June 30, 1998 and 1997, respectively. See the consolidated financial statements of Azle Bancorp and Azle State included elsewhere in this Prospectus. At July 31, 1998, Azle Bancorp had 52 full-time equivalent employees, 11 of whom were officers.

  Management expects that the Pending Acquisition will increase its market share in West and North Central Texas and provide an entry into the attractive Dallas-Fort Worth metropolitan area. Management believes that the Pending Acquisition presents an excellent opportunity for increased earnings through expected increases in the combined organization's operating efficiencies and loan to deposit ratio. The Pending Acquisition also should allow the Company to cross-sell a more expansive product line to newly acquired customers through enhanced marketing efforts, employee training and personal service. Such expansion should increase the geographic diversity of the Company's loan portfolio and, as a result, should decrease the Company's overall lending risks. See "Use of Proceeds," "Pending Acquisition" and "Business and Properties of the Company-- Business Strategy."

  The purchase price for Azle Bancorp is $19,025,000, subject to certain possible adjustments. The obligations of the parties to complete the Pending Acquisition are subject to certain conditions and there can be no assurance that the conditions will be satisfied or that the Pending Acquisition will be completed. The net proceeds of the Offering will be used to finance a portion of the Pending Acquisition and the Offering is contingent upon the consummation of the Pending Acquisition.

                                   THE TRUST

  The Trust is a statutory business trust formed under Delaware law pursuant to
(i) a trust agreement, dated as of July 29, 1998, executed by the Company, as depositor, and the trustees of the Trust (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on July 29, 1998. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities." The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Subordinated Debentures and payments thereunder will be the only assets of the Trust and payments under the Subordinated Debentures will be the only revenue of the Trust. The Trust has a term of 55 years, but may terminate earlier as provided in the Trust Agreement.

  The number of trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, the Company. The fourth Trustee will be a financial institution that is unaffiliated with the Company, which Trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). U.S. Trust will be the Property Trustee until removed or replaced by the holder of the Common Securities. The fifth Trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware chartered trust company, will act as Delaware Trustee. For purposes of compliance with the provisions of the Trust Indenture Act, U.S. Trust will also act as trustee (the "Guarantee Trustee") under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture.

  The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated noninterest bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. The Company will pay all fees and expenses related to the Trust and the Offering, including the offering of the Trust Securities. The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities." The principal executive office of the Trust is 547 Chestnut Street, Abilene, Texas 79602 and its telephone number is (915) 677-5550.

                                   OFFERING

GENERAL

Securities Offered... 320,000 shares of Common Stock and 1,000,000 ($10,000,000 aggregate Liquidation Amount) Preferred Securities.

Use of Proceeds...... The Company will use all of the net proceeds from the
                      Offering to fund a portion of the cost of acquiring Azle Bancorp.

Conditions to
Closing.............. The Offerings of Preferred Securities and Common Stock
                      are contingent upon the successful completion and closing of each other and upon the consummation of the Pending Acquisition.

Risk Factors......... See "Risk Factors" for a discussion of certain considerations relevant to an investment in the Securities offered hereby.

COMMON STOCK OFFERING

The Issuer........... Independent Bankshares, Inc., a Texas corporation.

Price to Public...... $            per share.

Common Stock
Offered.............. 320,000 shares. (1)

Common Stock
Outstanding
After the
Offering............. 2,307,296 shares. (1)(2)

AMEX Symbol.......... "IBK."

-------------------
(1) Does not include up to 48,000 shares of Common Stock subject to the Underwriter's over-allotment option.

(2) Based upon the number of shares of Common Stock issued and outstanding on August 27, 1998. Does not include 116,360 shares of Common Stock issuable upon the conversion of the Company's $10.00 Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock").

                         PREFERRED SECURITIES OFFERING

The Issuer.......... Independent Capital Trust, a Delaware statutory business trust.

Price to Public..... $10.00 per Preferred Security.

Preferred Securities
Offered............. 1,000,000 Preferred Securities having a
                     Liquidation Amount of $10 per Preferred Security. The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist solely of the Subordinated Debentures and payments thereunder. The Trust has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 Preferred Securities at the initial offering price, solely to cover over-allotments, if any.

AMEX Symbol......... The Preferred Securities have been approved for listing on the AMEX under the symbol "IBK.Pr," subject to notice of official issuance.

Distributions....... The Distributions payable on each Preferred Security will
                     be fixed at a rate per annum of       % of the Liquidation
                     Amount of $10 per Preferred Security, will be cumulative,
                     will accrue from September     , 1998, the date of original
                     issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1998. See "Description of the Preferred Securities-- Distributions--Payment of Distributions."

Option to Extend
Interest Payment
Period.............. The Company has the right, at any time, so long as no
                     Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of the extension by the Company of the interest payment period, quarterly Distributions on the Preferred Securities will be deferred (though such Distributions would continue to accrue with interest thereon compounded quarterly, because interest will continue to accrue and compound on the Subordinated Debentures) during any such Extension Period. During an Extension Period, the Company will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the foregoing requirements. See "Description of the Preferred Securities--Distributions--Extension Period" and "Description of the Subordinated Debentures--Option to Extend Interest Payment Period." Should an Extension Period occur, holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

Redemption.......... The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of the Company
                     (i) on or after September     , 2003, in whole at any time
                     or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at the redemption price equal to 100% of the principal amount of the Subordinated Debenture, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of the Subordinated Debentures--Redemption."

Distribution of
Subordinated
Debentures.......... The Company has the right at any time to terminate the
                     Trust and cause the Subordinated Debentures to be distributed to holders of Preferred Securities in liquidation of the Trust, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities--Redemption" and "Description of the Preferred Securities--Liquidation Distribution Upon Termination."

Guarantee........... The Company has guaranteed the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. If the Company does not make principal or interest payments on the Subordinated Debentures, the Trust will not have sufficient funds to make distributions on the Preferred Securities; in which event, the Guarantee will not apply to such Distributions until the Trust has sufficient funds available therefor. See "Description of the Guarantee."

Voting Rights....... The holders of the Preferred Securities will have no voting rights except in limited circumstances. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement."

Use of Proceeds
by the Trust........ The proceeds from the sale of the Preferred Securities offered hereby will be used by the Trust to purchase the Subordinated Debentures issued by the Company.

                             AVAILABLE INFORMATION

  No separate financial statements of the Trust have been included herein. The Company and the Trust do not consider that such financial statements would be material to holders of the Trust Securities because the Trust is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Subordinated Debentures and issuing the Trust Securities.

                SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table presents selected historical consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The data set forth below as of, and for the five years in the period ended, December 31, 1997, are derived from the Company's consolidated financial statements which have been audited by independent public accountants. The data set forth below as of, and for the six-month periods ended, June 30, 1998, and June 30, 1997, is unaudited and, in the opinion of management of the Company, reflects all adjustments considered necessary for a fair presentation of the results for such interim periods. The interim results are not necessarily indicative of results which may be expected for future periods, including the year ending December 31, 1998. The data set forth below includes the accounts of Winters State Bank, Winters, Texas ("Winters State"), Peoples National Bank, Winters, Texas ("Peoples National"), Coastal Banc ssb, San Angelo, Texas ("Coastal Banc--San Angelo") and Crown Park Bancshares, Inc., Lubbock, Texas ("Crown Park") from August 31, 1993, January 1, 1996, May 27, 1996, and January 28, 1997, the respective dates of acquisition of such companies. Each of the completed acquisitions was accounted for under the purchase method of accounting.

                              SIX-MONTH PERIOD
                                ENDED JUNE 30,                    YEAR ENDED DECEMBER 31,
                             --------------------  ----------------------------------------------------
                               1998       1997       1997       1996       1995       1994       1993
                             --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Interest income............  $  9,224   $  8,974   $ 18,324   $ 13,556   $ 11,962   $ 10,131   $  9,221
Interest expense...........     4,287      4,249      8,659      6,441      5,309      3,452      3,176
                             --------   --------   --------   --------   --------   --------   --------
Net interest income........     4,937      4,725      9,665      7,115      6,653      6,679      6,045
Provision for loan losses..       300         60        250        201        206        147        154
                             --------   --------   --------   --------   --------   --------   --------
Net interest income after
 provision for loan losses.     4,637      4,665      9,415      6,914      6,447      6,532      5,891
Noninterest income.........     1,337        886      1,909      1,551      1,509      1,497      1,884
Noninterest expenses.......     4,437      3,958      8,237      6,290      6,242      7,352      6,222
                             --------   --------   --------   --------   --------   --------   --------
Income before federal
 income taxes and
 cumulative effect of
  accounting change........     1,537      1,593      3,087      2,175      1,714        677      1,553
Federal income taxes.......       564        538        977        753        582        227        524
                             --------   --------   --------   --------   --------   --------   --------
Income before cumulative
 effect of
 accounting change.........       973      1,055      2,110      1,422      1,132        450      1,029
Cumulative effect of
 change in accounting
 for income taxes..........         0          0          0          0          0          0        200
                             --------   --------   --------   --------   --------   --------   --------
Net income.................  $    973   $  1,055   $  2,110   $  1,422   $  1,132   $    450   $  1,229
                             ========   ========   ========   ========   ========   ========   ========
COMMON SHARE DATA:
Earnings per share:
 Basic.....................  $   0.49   $   0.59   $   1.12   $   1.00   $   0.82   $   0.29   $   0.89
 Diluted...................      0.47       0.52       1.03       0.84       0.67       0.27       0.73
Cash dividends.............      0.10       0.09       0.19       0.14       0.09       0.06       0.00
Dividend payout ratio......     20.35%     15.96%     17.30%     13.85%     10.34%     15.56%       N/A
Book value per share:
 Common stock..............  $  10.70   $  10.02   $  10.36   $  10.41   $  10.00   $   7.99   $   7.82
 Diluted...................     10.19       9.42       9.80       8.80       8.11       6.58       6.44
Period end shares
 outstanding...............     1,987      1,946      1,975      1,381      1,313      1,298      1,298
Weighted average shares
 outstanding(in thousands):
             Basic.........     1,964      1,742      1,842      1,355      1,299      1,302      1,300
             Diluted.......     2,087      2,015      2,048      1,698      1,689      1,685      1,686
BALANCE SHEET DATA:
Assets.....................  $263,501   $265,766   $264,574   $205,968   $180,344   $159,860   $160,712
Loans, net of unearned
 income(1).................   140,809    137,403    140,853     92,017     81,927     81,306     69,647
Deposits...................   240,964    244,068    242,801    189,575    164,704    146,184    147,785
Notes payable..............         4        824         57        240        849        930      1,194
Shareholders' equity.......    21,310     19,586     20,527     14,937     13,818     11,073     10,845
EARNINGS RATIOS:
Return on average total
 assets....................      0.73%      0.83%      0.82%      0.72%      0.67%      0.28%      0.81%
Return on average
 shareholders' equity......      9.26      11.42      10.95       9.89       8.99       3.98      12.50
ASSET QUALITY RATIOS:
Nonperforming loans to
 loans.....................      0.16%      0.22%      0.21%      0.21%      0.36%      0.19%      3.06%
Nonperforming assets to
 loans and other real
 estate and other
  repossessed assets.......      0.34       0.77       0.73       0.63       0.76       0.96       4.17
Net loan charge-offs
 (recoveries) to average
 loans.....................      0.50      (0.13)      0.20       0.37       0.32       0.30       0.18
Allowance for possible
 loan losses to loans......      0.80       0.97       0.83       0.86       0.93       1.00       1.29
Allowance for possible
 loan losses to
 nonperforming loans.......    504.95     429.77     397.63     404.59     259.93     530.52      41.99
CAPITAL RATIOS:
Average equity to average
 total assets..............      7.92%      7.24%      7.45%      7.33%      7.43%      7.06%      6.45%
Tier 1 capital to
 risk-weighted assets......     11.86      11.13      11.26      13.85      15.23      13.02      15.29
Total capital to
 risk-weighted assets......     12.59      12.04      12.02      14.64      16.08      13.97      16.54
Leverage ratio.............      6.93       6.22       6.71       6.86       7.65       7.03       7.23
RATIO OF EARNINGS TO FIXED
CHARGES(2):
 Including interest on
  deposits.................     1.36x      1.37x      1.35x      1.33x      1.32x      1.19x      1.48x
 Excluding interest on
  deposits.................     47.58      22.81      26.30      16.32       9.66       4.80       8.92
----------------------

(1)  Before allowance for possible loan losses.
(2) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before federal income taxes and cumulative effect of accounting change by (y) fixed charges. Fixed charges consist of interest on borrowings, amortization of debt expense, interest on deposits, implicit interest on leases and dividends on Series C Preferred Stock.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following table presents summary pro forma consolidated financial data for the Company as of June 30, 1998, and for the six month period ended June 30, 1998 and the year ended December 31, 1997, as if consummation of the Pending Acquisition and the Offering had occurred, in the case of the income statement data, as of January 1, 1997, and in the case of the balance sheet data, as of June 30, 1998 (and assumes a public offering price of $12.125 per share of Common Stock). The pro forma data set forth below has been prepared under the purchase method of accounting and does not purport to be indicative of the Company's financial condition and results of operations at any future date or for any future period and should be read in conjunction with the respective financial statements, and the notes thereto, of the Company, Azle Bancorp and Azle State, the pro forma consolidated financial statements of the Company, and the notes thereto, and the other financial information included elsewhere herein. In the opinion of management of the Company, the pro forma data set forth below includes all adjustments considered necessary for a fair representation of the results for such periods.


                                                                     AZLE            PRO FORMA
                                                    COMPANY         BANCORP        CONSOLIDATED
                                                 --------------  -------------  -------------------
INCOME STATEMENT DATA:                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 Six-months ended June 30, 1998:
  Total interest income........................       $  9,224        $ 3,528           $ 12,612
  Net interest income..........................          4,937          2,213              6,969
  Net income...................................            973            715              1,150
 Year ended December 31, 1997:
  Total interest income........................       $ 18,324        $ 6,867           $ 24,908
  Net interest income..........................          9,665          4,252             13,552
  Net income...................................          2,110          1,454              2,488
COMMON SHARE DATA:
 Six-months ended June 30, 1998:
  Earnings per share:
   Basic.......................................       $   0.49        $  1.09           $   0.50
   Diluted.....................................           0.47           1.09               0.48
  Adjusted shares outstanding (in thousands):
   Basic.......................................          1,964            659              2,284
   Diluted.....................................          2,087            659              2,407
 Year ended December 31, 1997:
  Earnings per share:
   Basic.......................................       $   1.12        $  2.21           $   1.13
   Diluted.....................................           1.03           2.21               1.05
  Adjusted shares outstanding (in thousands):
   Basic.......................................          1,842            659              2,162
   Diluted.....................................          2,048            659              2,368
BALANCE SHEET DATA:
 At June 30, 1998:
  Assets.......................................       $263,501        $91,660           $359,475
  Loans, net of unearned income................        140,809         45,102            185,911
  Deposits.....................................        240,964         80,816            321,780
  Notes payable................................              4              0                971(1)
  Shareholders' equity.........................         21,310          9,699             24,668
CAPITAL RATIOS:
 At June 30, 1998:
  Tier 1 capital to risk-weighted assets.......          11.86%         18.38%             10.46%
  Total capital to risk-weighted assets........          12.59          19.63              12.21
  Leverage ratio...............................           6.93          10.57               6.23
RATIO OF EARNINGS TO FIXED CHARGES(2):
 Six-months ended June 30, 1998:
  Including interest on deposits...............          1.36x          1.77x              1.22x
  Excluding interest on deposits...............          47.58         203.00               3.68
 Year ended December 31, 1997:
  Including interest on deposits...............          1.35x          1.78x              1.23x
  Excluding interest on deposits...............          26.30         229.56               3.59
----------------------

(1) Gives effect to the repayment of $5,100,000 of the $6,067,000 of total indebtedness incurred by the Company to fund a portion of the purchase price and related expenses of the Pending Acquisition which the Company intends to repay after the incurrence thereof with the proceeds of a cash dividend from Azle State.
(2) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before federal income taxes and cumulative effect of accounting change by (y) fixed charges. Fixed charges consist of interest on borrowings, amortization of debt expense, interest on deposits, implicit interest on leases, dividends on Series C Preferred Stock and distributions on the Subordinated Debentures.

                                 RISK FACTORS


  Other than historical and factual statements, the matters and items discussed in this Prospectus are forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Prospective investors should carefully consider the following factors and cautionary statements, which could contribute to such differences, in determining whether to purchase Securities in the Offering. All factors should be considered in conjunction with the other information and financial data appearing elsewhere in this Prospectus. See "Cautionary Statements Regarding Forward-Looking Statements."


RISK FACTORS RELATING TO THE COMPANY

  INTEGRATION OF THE PENDING ACQUISITION. The Company's asset size will substantially increase as a result of the Pending Acquisition. The future prospects of the Company will depend, in significant part, on a number of factors, including, without limitation, its ability to integrate the Pending Acquisition; its ability to compete effectively in the Azle, Texas market area; its success in retaining earning assets and generating new earning assets while minimizing nonperforming assets, including loans, acquired in the Pending Acquisition; its ability to attract and retain qualified management and other necessary personnel; and its ability to consummate the Pending Acquisition. No assurance can be given as to the Company's ability to accomplish any of the foregoing, the compatibility of the two organizations, the Company's ability to achieve results in the future similar to those achieved in the past or its ability to manage effectively the growth resulting from the Pending Acquisition. There also are significant back office operations that must be integrated in connection with the Pending Acquisition, including the combination of employee benefit plans, the creation of joint account and lending products, the development of unified marketing plans and other related issues. The additional expenditures required to accomplish such goals, together with any unexpected costs in connection with integration of the Pending Acquisition, could negatively impact the Company's net income, and these tasks could divert management's attention from other important issues. In addition, there can be no assurance that management of the Company and Azle Bancorp/Azle State will be compatible, and the process of combining the Bank and Azle State could cause the interruption of, or the disruption in, the activities of either or both the Bank's and Azle State's respective business, which could have an adverse effect on their combined operations. See "Pending Acquisition."

  FUTURE GROWTH THROUGH ACQUISITIONS. The Company has grown significantly since 1996 through acquisitions. The future growth of the Company will be dependent in part upon the ability of the Company to acquire businesses at favorable prices, terms and conditions, and to properly manage and integrate their operations. The Company's ability to expand successfully through acquisitions depends upon many factors, including the successful identification and acquisition of financial institutions and other related businesses and management's ability to effectively integrate the acquired businesses. Acquisitions entail risks that business judgment will prove inaccurate with respect to anticipated market growth, projected revenue enhancements, and expected operating expense savings. Acquisitions also entail the risks of the diversion of management's attention and the conversion of the operations and the assimilation of personnel of the acquired companies, each of which could adversely affect the Company's operating results. In addition, the success of any acquisition will depend in part upon the Company's ability to effectively integrate the acquired company into the Company's operations and implement its business style and philosophy.

  The Company has financed its recent acquisitions primarily through borrowings and the issuance of Common Stock and, with respect to the Pending Acquisition, through borrowings and the Offering. If the Company pursues additional acquisitions, however, it is likely to finance the acquisitions through a combination of borrowings and public and/or private offerings of its securities. There can be no assurance that the Company would be able to obtain debt financing on terms satisfactory to it or at all. Furthermore, if the Company sells additional securities to raise funds in the future, the terms and conditions of the issuances may have a dilutive effect or otherwise adversely impact existing shareholders.

  There can be no assurance that future acquisition opportunities, if any, can be consummated on favorable terms, that the Company will be successful in acquiring or integrating any business, or that any such acquisitions, including Azle Bancorp, will enhance the earnings of the Company.

  ADVERSE CHANGES IN THE ECONOMY. The Company's profitability is dependent upon the profitability of its operating subsidiary, the Bank. The Bank's profitability, in turn, is dependent upon the economic vitality of its West Texas service area and, upon consummation of the Pending Acquisition, its North Central Texas service area. While the Company believes that the Bank's customers within the region are widely diversified, there can be no assurance that the Company would be able to withstand adverse changes in the West and North Central Texas economy should such changes occur. In addition, there can be no assurance that adverse changes in industry sectors of the Bank's or Azle State's market areas or that adverse developments in the national economy would not adversely affect the Company's financial condition or results of operations. Accordingly, the Company will remain subject to risks associated with prolonged declines in either the local or national economy.

  NONPERFORMING ASSETS; NO ASSURANCE AS TO THE ADEQUACY OF ALLOWANCE FOR POSSIBLE LOAN LOSSES. As of June 30, 1998, total nonperforming assets were $475,000, or 0.2%, of total assets as of such date. At June 30, 1998, the Company had $757,000 of substandard loans, of which $135,000 were loans designated as nonaccrual or 90 days past due, and $253,000 of foreclosed real estate classified as substandard. The level of nonperforming assets may increase in the future and the levels of nonaccrual loans and other real estate may fluctuate from period to period as problem loans are worked out and in some instances additional properties are taken into other real estate. Further, depending on real estate values, the overall economy and other circumstances, the resolution of problem loans and liquidation of other real estate may be more costly than presently anticipated, and may require the Company to increase its allowance for possible loan losses and incur additional other real estate related expenses.

  At June 30, 1998, the Company's allowance for possible loan losses was $1,121,000, or 505%, of total nonperforming loans and 0.80% of net loans. The Company's allowance for possible loan losses is maintained at a level considered adequate by management to absorb inherent losses in its loan portfolio. The amount of inherent loan losses which could be ultimately realized is susceptible to changes in economic, operating, and other conditions, including changes in interest rates, that could be beyond the Company's control. Such losses could exceed current estimates. Although management believes that the Company's allowance for possible loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover actual loan losses should such losses be realized or that the Company will not have to increase its allowance for possible loan losses in the future.

  The Company believes that its policies and procedures related to its monitoring and resolution of problem assets are adequate. The Company monitors its problem assets and, based on information known to management at such time, establishes allowances against foreseeable losses related to such loans. While the Company believes it has established adequate reserves against such loans or written down the value of the properties securing such loans to reflect the current estimated fair values of such properties, no assurances can be provided that the properties securing such loans will not further decrease in value or can be sold for their estimated fair values in the event that the Bank forecloses or takes possession of such properties or that the Company will not experience additional losses related to such loans.

  FUTURE DIVIDENDS. Although the Company has paid cash dividends on the Common Stock since May 1994, there can be no assurance that the Company will continue to pay dividends in the future. The ability of the Company to pay cash dividends in the future will depend to a large extent upon its receipt of dividends from the Bank. The amount of dividends that the Bank may pay to Independent Financial Corp., an intermediate holding company for the Bank ("Independent Financial"), and that Independent Financial, in turn, may pay to the Company are subject to the earnings and financial condition of the Bank, certain statutory and regulatory restrictions and may be restricted by provisions of future financing arrangements. Moreover, holders of the Series C Preferred Stock are entitled to receive dividends before dividends may be paid on the Common Stock. See "Price Range of Common Stock and Dividends" and "Regulation and Supervision."

  RELIANCE ON KEY PERSONNEL. The Company and the Bank are dependent upon their executive officers and key employees. Specifically, the Company considers the services of Bryan W. Stephenson, President and Chief Executive Officer, Randal
N. Crosswhite, Senior Vice President and Chief Financial Officer, and other senior officers of the Bank to be important to the success of the Company. The unexpected loss of the services of any of these individuals could have a detrimental effect on the Company and the Bank.

  COMPETITION. The Company encounters significant competition from other banks and bank holding companies, many of which have far greater assets and resources than the Company. The Company also encounters intense competition in its commercial banking business from savings and loan associations, credit unions, factors, insurance companies, commercial and captive finance companies, and certain other types of financial institutions located in other major metropolitan areas in the United States, many of which are larger in terms of capital, resources and personnel than the Company, have greater lending limits than the Bank and provide services that the Company and the Bank do not currently provide. Additionally, federal legislation regarding interstate branching and banking may increase competition in the future from large out-of-state banks. The number of competitors may increase as a result of the easing of restrictions on interstate banking effected under the Riegle-Neal Interstate Banking and Efficiency Act of 1994. Non-bank competitors also are not subject to the extensive regulations applicable to the Company and the Bank. See "Regulation and Supervision" and "Business and Properties of the Company-- Competition."

  REGULATION AND SUPERVISION. Banking organizations such as the Company and the Bank are subject to extensive federal and state regulation and supervision. These regulations and laws are primarily intended to protect depositors and the Federal Deposit Insurance Corporation ("FDIC"), not shareholders or other creditors. Regulations and laws affecting the financial institutions industry are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting the Bank and Azle State may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There can be no assurance that such modifications or new laws would not materially and adversely affect the business, condition or operations of the Bank and Azle State or benefit competing entities which may not be subject to the same regulations and supervision. See "Regulation and Supervision."

  GENERAL ECONOMIC CONDITIONS AND MONETARY POLICY. The operating income and net income of the Company depends to a substantial extent on "rate differentials," (i.e., the differences between the income that the Company receives from loans, securities and other earning assets, and the interest expense that it pays to obtain deposits and other liabilities). These rates are highly sensitive to many factors that are beyond the control of the Company, including general economic conditions, rapid changes in interest rates, decline in real estate market values and the monetary and fiscal policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans usually increase. Increases in the discount rate by the Federal Reserve usually lead to rising interest rates, which affect the Company's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity."

  TRADING MARKET FOR THE COMMON STOCK. Although the Common Stock is listed for trading on the AMEX, the volume of the Common Stock traded on such exchange has been less active than other companies listed on the AMEX and other exchanges and the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent, among other things, upon the individual decisions of investors and upon general economic and market conditions over which the Company has no control. While the Company believes that the Offering, by increasing the number of shares of Common Stock outstanding, should improve the liquidity of the market for the Common Stock, no assurance can be given that the Offering will increase the volume of trading in the Common Stock. See "Price Range of Common Stock and Dividends."

  UNCERTAINTIES ARISING FROM YEAR 2000.   Like many financial institutions, the
Company, the Bank, Azle Bancorp and Azle State rely upon computers for the daily conduct of their businesses and for information systems processing. Many software applications and operational programs are not designed to recognize calendar dates beginning in the Year 2000. The failure of such applications or systems to properly recognize the dates beginning in the Year 2000 could result in miscalculations or system failures. The Company's business depends upon the Bank's (and upon consummation of the Pending Acquisition also will depend upon Azle State's) ability to store, retrieve, process and manage significant data bases and to expand and upgrade their information processing capabilities. The Company and the Bank have been working to address the Year 2000 issue. At this time, the Company does not anticipate incurring significant costs related to the Year 2000 issue. The Company does, however, anticipate an increase in the amount of time management and staff will devote to closely monitoring the progress of the compliance and also testing the applications. There can be no assurance that the systems of other companies in which the Company's system or Azle Bancorp's system rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems or Azle Bancorp's systems. Additionally, the failure of a customer of the Bank or Azle State to prepare for Year 2000 compatibility could have a significant adverse affect on such customers' operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms. Therefore, even if the Company does not incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of the Company's customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse affect on the Company's business, financial condition, or results of operations.

RISK FACTORS RELATING TO THE PREFERRED SECURITIES

  RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE SUBORDINATED DEBENTURES. The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company, whether now existing or hereafter incurred. At June 30, 1998, the aggregate outstanding Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company was approximately $4,000 ($971,000 on a pro forma basis giving effect to the indebtedness to be incurred by the Company in connection with the Pending Acquisition). Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. The Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries and holders of Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by the Company. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Subordinated Debentures--Subordination."

  The ability of the Trust to pay amounts due on the Preferred Securities is dependent solely upon the Company making payments on the Subordinated Debentures as and when required.

  OPTION TO EXTEND INTEREST PAYMENT PERIOD, TAX CONSEQUENCES, MARKET PRICE CONSEQUENCES. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period; provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust will be deferred (and the amount of Distributions to which holders of the Preferred Securities are
entitled will accumulate additional Distributions thereon at the rate of      %
per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) dividends or distributions in Common Stock of the Company, any declaration of a noncash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, and (b) purchases of Common Stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of % compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Preferred Securities--Distributions--Extension Period" and "Description of the Subordinated Debentures--Option to Extend Interest Payment Period."

  Should an Extension Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of OID) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by the Trust for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Trust if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences-- Potential Extension of Interest Payment Period and Original Issue Discount."

  The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. Should the Company elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which OID accrues that are not subject to such optional deferrals.

  TAX EVENT, CAPITAL TREATMENT EVENT OR INVESTMENT COMPANY EVENT; REDEMPTION. The Company has the right to redeem the Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (whether occurring before or
after September     , 2003), and, therefore, cause a mandatory redemption of the
Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

  "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by the Company on the Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) the Trust is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

  "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve now or may hereafter afford Tier 1 Capital treatment in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

  "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities.

  SHORTENING OR EXTENSION OF STATED MATURITY OF SUBORDINATED DEBENTURES. The Company has the right, at any time, to shorten the maturity of the Subordinated
Debentures to a date not earlier than September    , 2003. The exercise of such
right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company also has the right to extend the maturity of the Subordinated Debentures (whether or not the Trust is terminated and the Subordinated Debentures are distributed to holders of the Preferred Securities)
to a date no later than September    , 2037, a date approximately 39 years after
the initial issuance of the Preferred Securities. Such right may only be exercised, however, if at the time such election is made and at the time of such extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, and (iii) the Trust is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated. See "Description of the Subordinated Debentures-- General."

  RIGHTS UNDER THE GUARANTEE. The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by the Trust, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Subordinated Debentures, the Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Subordinated Debentures does not constitute a Debenture Event of Default.
In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by the Holders of Preferred

Securities," "Description of the Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

  The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee."

  NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES. Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of the Trust as holder of the Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities--Removal of the Trust's Trustees."

  RECENT TAX LEGISLATION. Certain legislative proposals were made in 1996 and 1997 which, if enacted, could have adversely affected the ability of the Company to deduct interest paid on the Subordinated Debentures. These proposals, however, were not enacted. Nevertheless, there can be no assurance that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures.

  In addition, in a currently pending case in the Tax Court, Enron Corp v. Commissioner, TC Dkt. No. 6149-98, the Internal Revenue Service (the "IRS") is challenging the deductibility of interest paid on securities which are similar, but not identical, to the Subordinated Debentures. Depending upon the result obtained in that case, the IRS may also challenge the deductibility of the interest paid on the Subordinated Debentures, which could in turn trigger a Tax Event and a redemption of the Preferred Securities.

  Consequently, there can be no assurance that a Tax Event will not occur. A
Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after,
September    , 2003. See "Description of the Subordinated Debentures--
Redemption" and "Description of the Preferred Securities--Redemption--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

  REDEMPTION, EXCHANGE OF PREFERRED SECURITIES FOR SUBORDINATED DEBENTURES. The Company has the right at any time to dissolve, wind-up or terminate the Trust and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will have the right, in certain circumstances, to redeem the Subordinated Debentures in whole or in part, in lieu of a distribution of the Subordinated Debentures by the Trust, in which event the Trust will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities--Redemption--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

  Under current United States federal income tax law, a distribution of Subordinated Debentures upon the dissolution of the Trust would not be a taxable event to holders of the Preferred Securities. If, however, the Trust were to be recharacterized as an association taxable as a corporation at the time of the dissolution of the Trust, the distribution of the Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of the Trust in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust."

  There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust. The Preferred Securities or the Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein.

  If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust, the Company will use its best efforts to list the Subordinated Debentures on the AMEX or such stock exchanges or other organizations, if any, on which the Preferred Securities are then listed or quoted.

  TRADING PRICE, ABSENCE OF PRIOR PUBLIC MARKET AND RATINGS FOR THE PREFERRED SECURITIES. The Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from the Trust for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Disposition of Preferred Securities."

  There is no current public market for the Preferred Securities. Although the Preferred Securities have been approved for listing on the AMEX subject to notice of official issuance, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price and the Distribution rate for the Preferred Securities have been determined through negotiations between the Company and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions. The Preferred Securities have not been rated by any rating agency.

  PREFERRED SECURITIES ARE NOT INSURED. The Preferred Securities are not insured by the Bank Insurance Fund (the "BIF") or the Savings Association Insurance Fund ("SAIF") of the FDIC or by any other governmental agency.

          CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based upon the current beliefs and assumptions of the Company's management. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under "Prospectus Summary," "Risk Factors," "Pending Acquisition," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties of the Company" regarding the Company's financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "should" and "intend" and words or phrases of similar import, as they relate to the Company or its subsidiaries or management, are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations (the "cautionary statements") include, but are not limited to: (i) specific matters referred to herein, including, without limitation, those noted under the caption "Risk Factors," (ii) results of the Company's efforts to implement its business strategy, (iii) cost savings expected to result from future and completed acquisitions, including Azle Bancorp, which may not be fully realized and/or revenues following such acquisitions which may be lower than expected and/or expenses following such acquisitions which may be higher than expected, (iv) changes in the interest rate environment which could reduce margins, (vii) legislation or regulatory requirements or changes which could adversely affect the businesses in which the Company is engaged, (viii) possible adverse changes in business conditions and inflation, (ix) changes in general economic conditions, either nationally or regionally, which are less favorable than expected and that result in, among other things, a deterioration in credit quality, (x) competitive pressures among financial institutions which could increase significantly, (xi) changes in the securities markets, (xii) actions of the Company's competitors and the possible inability of the Company to respond to such actions, (xiii) the cost of the Company's capital, which may depend in part on the Company's portfolio quality, ratings, prospects and outlook, (xiv) changes in governmental regulation, tax rates and similar matters, (xv) "year 2000" computer and data processing issues, and (xvi) other risks detailed in the Company's other filings with the Securities and Exchange Commission (the "Commission"). Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing factors. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company does not intend to update these forward-looking statements.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed for trading on the AMEX under the symbol "IBK." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported by the AMEX and the amount of dividends per share.


                                                    PRICE RANGE          CASH
                                                --------------------   DIVIDENDS
                                                  HIGH        LOW      PER SHARE
                                                ---------  ---------   ---------
     YEAR ENDED DECEMBER 31, 1996:
     First Quarter............................   $ 8         $ 7 13/16   $0.02
     Second Quarter...........................     8 13/16     7 3/16     0.04
     Third Quarter............................     9 11/16     8 11/16    0.04
     Fourth Quarter...........................    14           9 11/16    0.04

     YEAR ENDED DECEMBER 31, 1997:
     First Quarter............................   $13         $11 1/2     $0.04
     Second Quarter...........................    13 1/4      11 13/16    0.05
     Third Quarter............................    18 1/4      13 1/8      0.05
     Fourth Quarter...........................    19         16  1/8      0.05

     YEAR ENDING DECEMBER 31, 1998:
     First Quarter............................   $19         $15         $0.05
     Second Quarter...........................    19          14          0.05
     Third Quarter (through August 27, 1998)..    15 9/16     12          0.05(1)
--------------------

(1) The Board of Directors of the Company has approved the payment of a cash dividend of $0.05 per share to be paid on August 31, 1998 to each holder of record on August 17, 1998.

  The last reported sales price for the Common Stock on the AMEX on August 27, 1998 was $12.125. On August 27, 1998, there were 1,670 shareholders who were individual participants in security position listings.

  The holders of the Common Stock will be entitled to receive any cash dividends as may be declared by the Company's Board of Directors. The declaration and payment of future dividends to holders of the Common Stock will be at the discretion of the Company's Board of Directors and will depend upon a number of factors, including the extent of funds legally available therefor, dividend requirements of the Company's Series C Preferred Stock, the Company's earnings and financial condition, capital requirements of its subsidiaries, regulatory requirements and considerations and such other factors as the Company's Board of Directors may deem relevant.

  As a holding company, the Company is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to the Company's subsidiaries limit the payment of dividends, management fees and other distributions by such subsidiaries to the Company and may therefore limit the ability of the Company to make dividend payments.

  Holders of the Series C Preferred Stock are entitled to receive, if, as and when declared by the Company's Board of Directors, out of funds legally available therefor, in preference to the holders of Common Stock and any other stock ranking junior to the Series C Preferred Stock in respect of dividends, quarterly cumulative cash dividends at the annual rate of $4.20 per share (i.e., an annual rate of 10%). The aggregate annual dividend payment on the 5,066 shares of the Series C Preferred Stock outstanding at June 30, 1998, was approximately $21,000. If earnings and cash flow from ordinary operations of the Company are not sufficient to enable it to pay the full amount of the dividend on the Series C Preferred Stock, the Company may cumulate all or a portion of the annual dividend. The Company currently has the right to cause, beginning December 12, 1997 or on any anniversary thereafter, the mandatory conversion of the Series C Preferred Stock into cash and/or Common Stock. The Series C Preferred Stock is the Company's only outstanding preferred stock. See "Description of Capital Stock - Potential Limits or Qualifications from Preferred Stock."

  The Company may not, among other things, declare or pay any cash dividend in respect of the Common Stock or any stock junior to the Series C Preferred Stock with respect to dividends or liquidation rights unless, on the date of payment, all accumulated dividends in respect of the Series C Preferred Stock are paid or set aside. Furthermore, the Company may not declare or pay any dividends in respect of the Common Stock or purchase, redeem or otherwise acquire shares of Common Stock if, on the record date for such payment, or on the date of such purchase, redemption or acquisition, such action would cause shareholders' equity (including mandatorily redeemable preferred stock) of the Company, as reported in the most recent quarterly or annual financial statements filed by the Company with the Commission, to be less than an amount equal to the sum of
(i) 140% of the number of then outstanding shares of Series C Preferred Stock multiplied by its liquidation value ($298,000 at June 30, 1998) and (ii) 140% of the number of then outstanding shares of any stock ranking senior as to dividends to the Series C Preferred Stock multiplied by the liquidation value of such senior stock (none at June 30, 1998). Dividend payments on any other stock junior to the Series C Preferred Stock with respect to dividends or liquidation rights would be similarly limited. See "Regulation and Supervision."

                      MARKET FOR THE PREFERRED SECURITIES

  The Preferred Securities have been approved for listing on the AMEX under the symbol "IBK.Pr," subject to notice of official issuance. There can be no assurance, however, that an active and liquid trading market will develop or, if developed, that such a market will continue. The public offering price and Distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the public offering price of the Preferred Securities may not be indicative of the market price following the Offering. See "Underwriting."

                             ACCOUNTING TREATMENT

  The Trust will be treated, for financial reporting purposes, as a subsidiary of the Company and, accordingly, the accounts of the Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate category in the consolidated balance sheet of the Company under the caption "Guaranteed preferred beneficial interests in the Company's Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. The Company will record Distributions payable on the Preferred Securities as an expense in its consolidated statements of operations for financial reporting purposes.

  All future reports of the Company filed under the Exchange Act while the Preferred Securities are outstanding will (a) present the Trust Securities issued by the Trust on the balance sheet as a separate category entitled "Guaranteed preferred beneficial interests in the Company's Subordinated Debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of the Trust are the Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Subordinated Debentures), and (c) include in a footnote to the financial statements disclosure that the Company owns all of the Common Securities of the Trust, the sole assets of the Trust are the Subordinated Debentures, and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Preferred Securities.

                              PENDING ACQUISITION


  Azle Bancorp owns and manages Azle State. At June 30, 1998, Azle Bancorp had total assets of $91,660,000, total loans, net of unearned income, of $45,102,000, total deposits of $80,816,000, and total shareholders' equity of $9,699,000. Azle State is a community bank that offers interest and noninterest-bearing depository accounts, and makes consumer and commercial loans. At June 30, 1998, Azle State's loan portfolio consisted primarily of $23,105,000 of real estate loans (51.2% of the total loan portfolio), $11,454,000 of commercial loans (25.4% of the total loan portfolio) and $9,955,000 of loans to individuals (22.1% of the total loan portfolio). At June 30, 1998, Azle State's total nonperforming loans were $164,000 (0.4% of the total loan portfolio). The allowance for possible loan losses was $660,000, or 402.4% of total nonperforming loans, and 1.5% of the total loan portfolio. Real estate and other repossessed assets of Azle State was $316,000 at June 30, 1998. Azle State had net income after taxes of $1,502,000 for 1997, $1,532,000 for 1996, $1,316,000 for 1995 and $738,000 and $729,000 for the six-month periods ended June 30, 1998 and 1997, respectively. See the respective financial statements of Azle Bancorp and Azle State included elsewhere in this Prospectus. At July 31, 1998, Azle Bancorp had 52 full-time equivalent employees, 11 of whom were officers.

  Management expects that the Pending Acquisition will increase its market share in West and North Central Texas and provide an entry into the attractive Dallas-Fort Worth metropolitan area. Management believes that the Pending Acquisition presents an excellent opportunity for increased earnings through expected increases in the combined organization's operating efficiencies and loan to deposit ratio. The Pending Acquisition also should allow the Company to cross-sell a more expansive product line to newly acquired customers through enhanced marketing efforts, employee training and personal service. Such expansion should increase the geographic diversity of the Company's loan portfolio and, as a result, should decrease the Company's overall lending risks. See "Use of Proceeds" and "Business and Properties of the Company--Business Strategy."

  The Company and Azle Bancorp have entered into a Reorganization Agreement dated as of May 29, 1998 (the "Reorganization Agreement") pursuant to which the Company will acquire Azle Bancorp and its subsidiaries, including Azle State, by means of the merger of Azle Bancorp with and into a newly created subsidiary of the Company. The shareholders of Azle Bancorp and the minority shareholders of Azle State will receive merger consideration consisting of cash in the aggregate amount of $19,025,000; provided, however, that if the Pending Acquisition is not consummated on or prior to October 1, 1998, the merger consideration will be increased by an amount equal to Azle Bancorp's net after tax income for the period between October 1, 1998 and the end of the month prior to the actual closing date (estimated to be approximately $120,000 if the transaction were to close in early November 1998 rather than by October 1, 1998). The shareholders of Azle Bancorp also will be entitled to receive a quarterly dividend payment of approximately $164,000 if the transaction were to close in early November 1998 rather than by October 1, 1998. In the event the closing does not occur prior to or on October 1, 1998, the parties agree that the closing shall not occur prior to November 1, 1998 and that the closing shall not occur after the fifteenth day of any month after November, 1998.

  The obligations of the parties to complete the Pending Acquisition are subject to certain conditions, including the conditions that (i) all approvals of any regulatory authority having jurisdiction have been received and all applicable statutory waiting periods have expired, and (ii) at the closing date, no action or legislation is pending or threatened that would adversely affect certain aspects of the Pending Acquisition. In addition, the Company is not obligated to complete the Pending Acquisition unless certain conditions have been satisfied or waived by the Company, including that (i) Azle Bancorp shall have acquired one hundred percent (100%) of the capital stock of Azle State immediately prior to the merger pursuant to a share exchange with the minority shareholders (holding an aggregate of 3.12%) of Azle State, in which such minority shareholders will receive an aggregate consideration of $593,580; (ii) neither Azle Bancorp nor Azle State will have suffered any material adverse change in their financial condition, assets, properties, liabilities, reserves, business, or results of operations or prospects; (iii) the Chairman of the board, the President and the directors of Azle State will have entered into noncompetition and nonsolicitation agreements with the Company, each having a term of two years, providing that such officer or director will not directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any capacity whatsoever, (a) solicit the banking business of any current customer of Azle State, (b) acquire a greater than 2% financial interest in any financial institution or financial institution holding company,
(c) charter, operate or enter into any franchise or other operating agreement with any financial institution or financial institution holding company, (d) serve as an officer, director, employee, agent or consultant to any financial institution or financial institution holding company if an office of such institution or holding company is located within a ten mile radius of Azle, Texas (e) establish or operate a branch or other office of a financial institution if an office of such institution is located within a ten mile radius of Azle, Texas, (f) engage in financial service, banking or banking related business within a ten mile radius of Azle, Texas or (g) recruit, hire, assist others in recruiting or hiring, discuss employment with or refer others concerning the employment of any person who is, or within the preceding 12 months was, an employee of Azle State; and (iv) all accounting and tax treatment, entries and adjustments for the Pending Acquisition must be satisfactory to the Company. Azle Bancorp is not obligated to complete the transaction if certain conditions are not met, including the condition that the Company has approved the merger of Azle Bancorp and the Company's subsidiary.

  The closing date of the Pending Acquisition will be selected by mutual agreement of the parties to the Reorganization Agreement following the satisfaction of all conditions to the closing. The Federal Reserve Bank of Dallas, the Texas Department of Banking and the shareholders of Azle Bancorp each have approved the Pending Acquisition. There can be no assurance, however, that the other conditions to the Pending Acquisition will be satisfied or that the Pending Acquisition will be completed. The Offering is conditioned upon the prior or simultaneous consummation of the Pending Acquisition.

  Azle Bancorp is a defendant in various litigation matters arising in the ordinary course of its business, including a suit pending in the United States District Court for the Northern District of Texas - Lubbock Division in which the plaintiffs allege, among other things, that Azle Bancorp may be indebted to the City National Bank of Plainview in connection with the participation in a standby letter of credit in the amount of approximately $221,000, plus unspecified attorneys' fees under Texas law. In a consolidated companion suit involving the same subject matter, certain additional allegations were made against Azle Bancorp, including violations of federal and state securities laws and violations of fraud statutes under Texas law. By order dated December 13, 1988, the court affirmed the stay as to the claims involving certain parties, including Azle Bancorp. Management of Azle Bancorp has advised the Company that no material developments have occurred in this suit since that date. While the outcome of the referenced proceeding cannot be predicted with certainty, in the opinion of management of the Company, based on its understanding of this suit to date, ultimate resolution of the matter will not have a material adverse effect on the Company upon consummation of the Pending Acquisition.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following pro forma consolidated financial statements set forth the Company's pro forma consolidated balance sheet at June 30, 1998, and pro forma income statements for the six-month period ended June 30, 1998, and for the year ended December 31, 1997, as if the consummation of the Pending Acquisition and the Offering had occurred, in the case of the pro forma income statements, as of January 1, 1997, and, in the case of the pro forma balance sheet data, as of June 30, 1998 (and assumes a public offering of $12.125 per share of Common Stock). The pro forma consolidated financial statements set forth below do not purport to be indicative of the Company's financial condition and results of operations at any future date or for any future period and should be read in conjunction with the respective financial statements, and the notes thereto, of the Company, Azle Bancorp and Azle State and the other financial information included elsewhere herein. In the opinion of management of the Company, the pro forma consolidated financial statements set forth below reflect all adjustments considered necessary for a fair presentation of the results for such periods.


                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1998
                                  (UNAUDITED)

                                                             PRO FORMA ADJUSTMENTS
                                                          ---------------------------   PRO FORMA
                               COMPANY    AZLE BANCORP       DEBITS        CREDITS     CONSOLIDATED
                               --------  ---------------  -------------  ------------  ------------
                                                      (DOLLARS IN THOUSANDS)
ASSETS:
Cash and Due from Banks......  $ 13,111       $ 5,553    $ 3,358(A)     $ 5,100(C)         $ 13,564
                                                           9,600(B)      19,025(D)
                                                           6,067(C)
Federal Funds Sold...........    29,200         1,000                                        30,200
                               --------       -------    -------        -------            --------

Total Cash and Cash
 Equivalents.................    42,311         6,553     19,025         24,125              43,764
                               --------       -------    -------        -------            --------

Securities...................    66,480        36,784        573(D)                         103,837
                               --------       -------    -------        -------            --------

Total Loans..................   141,691        46,377                                       188,068
Less: Unearned Income
 on Installment Loans........       882         1,275                                         2,157
Allowance for Possible
 Loan Losses.................     1,121           660                                         1,781
                               --------       -------    -------        -------            --------

 Net Loans...................   139,688        44,442          0              0             184,130
                               --------       -------    -------        -------            --------

Premises and Equipment.......     7,624         2,334        375(D)                          10,333
Intangible Assets............     3,046                    8,066(D)                          11,112
Accrued Interest Receivable       2,140           869                                         3,009
Other Real Estate and Other
 Repossessed Assets..........       253           305                                           558
Other Assets.................     1,959           373        400(B)                           2,732
                               --------       -------    -------        -------            --------
  Total Assets................ $263,501       $91,660    $28,439        $24,125            $359,475
                               ========       =======    =======        =======            ========


                                                             PRO FORMA ADJUSTMENTS
                                                          ---------------------------   PRO FORMA
                               COMPANY    AZLE BANCORP       DEBITS        CREDITS     CONSOLIDATED
                              ---------  ---------------  ------------  -------------  ------------
                                                     (DOLLARS IN THOUSANDS)
LIABILITIES:
Deposits:
Noninterest-bearing
 Demand Deposits............  $ 44,296        $16,091       $              $               $ 60,387
Interest-bearing
 Demand Deposits............    75,098         31,675                                       106,773
Interest-bearing
 Time Deposits..............   121,570         33,050                                       154,620
                              --------        -------       -------        -------         --------
 Total Deposits.............   240,964         80,816             0              0          321,780

Accrued Interest Payable           868            221                        1,089
Notes Payable                        4                        5,100(C)       6,067(C)           971
Other Liabilities                  355            612                                           967
Minority Interest...........                      312           312(D)                            0
                              --------        -------       -------        -------         --------

 Total Liabilities..........   242,191         81,961         5,412          6,067          324,807
                              --------        -------       -------        -------         --------

Guaranteed preferred
 beneficial interests
 in the Company's
 Subordinated
 Debentures.................                                                10,000(B)        10,000
                              --------        -------       -------        -------         --------

SHAREHOLDERS' EQUITY:
Series C Preferred Stock            51             51
Common Stock                       497            659           659(D)          80(A)           577
Additional Paid-in Capital      13,923            827           827(D)       3,278(A)        17,201
Retained Earnings                6,982          8,193         8,193(D)       6,982
Unrealized Gain on
Securities..................        39             20            20(D)                           39
Unearned ESOP Stock               (182)                                                        (182)
                              --------        -------       -------        -------         --------

Total Shareholders'
 Equity.....................    21,310          9,699         9,699          3,358           24,668
                              --------        -------       -------        -------         --------

 Total Liabilities and
 Shareholders' Equity.......  $263,501        $91,660       $15,111        $19,425         $359,475
                              ========        =======       =======        =======         ========

___________________

(A) Gives effect to the sale of 320,000 shares of Common Stock at an assumed public offering price of $12.125 per share, less a 7% underwriting commission ($272,000) and estimated offering expenses ($250,000).
(B) Gives effect to the sale of 1,000,000 Preferred Securities at $10.00 per share, less a 4% underwriting commission ($400,000).
(C) Gives effect to the borrowing of $6,067,000 and the repayment of $5,100,000 of such borrowing after the Pending Acquisition is consummated by means of a dividend from Azle State.
(D) Gives effect to the purchase of 100% of Azle Bancorp for an assumed price of $19,025,000 in cash, the elimination of the capital accounts of Azle Bancorp and the minority interest in Azle State, the adjustment of Azle Bancorp's assets and liabilities to fair value and the recording of $8,066,000 in intangible assets. No market adjustment on loans or deposits was made at this date because the Company believes that any such adjustment would be immaterial.

                    PRO FORMA CONSOLIDATED INCOME STATEMENT
                     SIX-MONTH PERIOD ENDED JUNE 30, 1998
                                  (UNAUDITED)

                                                                                 PRO FORMA ADJUSTMENTS
                                                                               -------------------------   PRO FORMA
                                                       COMPANY  AZLE BANCORP      DEBITS       CREDITS    CONSOLIDATED
                                                       -------  -------------  ------------  -----------  ------------
                                                                           (DOLLARS IN THOUSANDS)
Interest Income:
  Interest and Fees on Loans.........................   $6,333        $2,323   $             $                 $ 8,656
  Interest on Securities.............................    1,973         1,164                                     3,137
  Interest on Federal Funds Sold.....................      918            41       140(A)                          819
                                                        ------        ------   -------        -------          -------
    Total Interest Income............................    9,224         3,528       140              0           12,612
                                                        ------        ------   -------        -------          -------

Interest Expense:
  Interest on Deposits...............................    4,286         1,315                                     5,601
  Interest on Notes Payable..........................        1                      41(B)                           42
                                                        ------        ------   -------        -------          -------
    Total Interest Expense...........................    4,287         1,315        41              0            5,643
                                                        ------        ------   -------        -------          -------

Net Interest Income                                      4,937         2,213       181              0            6,969
  Provision for Loan Losses..........................      300            36                                       336
                                                        ------        ------   -------        -------          -------
Net Interest Income After Provision for Loan Losses      4,637         2,177       181              0            6,633
                                                        ------        ------   -------        -------          -------

Noninterest Income:
  Service Charges....................................      974           321                                     1,295
  Other Income.......................................      363            77                                       440
                                                        ------        ------   -------        -------          -------
    Total Noninterest Income.........................    1,337           398         0              0            1,735
                                                        ------        ------   -------        -------          -------

Noninterest Expense:
  Salaries and Employee Benefits.....................    2,145           876                                     3,021
  Net Occupancy Expense..............................      468            97         6(C)                          571
  Equipment Expense..................................      402           121                                       523
  Distributions on guaranteed preferred beneficial
   interests in the Company's Subordinated
  Debentures.........................................                              432(D)                          432
  Other Expenses.....................................    1,422           471       202(E)          75(F)         2,020
                                                        ------        ------   -------        -------          -------
    Total Noninterest Expenses.......................    4,437         1,565       640             75            6,567
                                                        ------        ------   -------        -------          -------

Income Before Federal Income Taxes                       1,537         1,010       821             75            1,801
Federal Income Taxes                                       564           272        25(G)         210(G)           651
                                                        ------        ------   -------        -------          -------
  Income Before Minority Interest....................      973           738       846            285            1,150
Minority Interest....................................                     23                       23(H)             0
                                                        ------        ------   -------        -------          -------

    Net Income.......................................   $  973        $  715   $   846        $   308          $ 1,150
                                                        ======        ======   =======        =======          =======
Earnings Per Share:
  Basic Earnings per Share...........................   $ 0.49                                                 $  0.50
  Diluted Earnings per Share.........................     0.47                                                    0.48
--------------------

(A) Gives effect to interest income on federal funds sold at the rate of 5.49% lost as a result of the repayment of $5,100,000 in debt immediately after the Pending Acquisition.
(B) Gives effect to interest expense at the rate of 8.50% on $967,000 of borrowings remaining after the repayment of $5,100,000 noted above.
(C) Gives effect to depreciation on the write-up of bank premises by $375,000 over an estimated remaining useful life of 30 years.
(D) Gives effect to distributions on 1,000,000 Preferred Securities ($10,000,000 Liquidation Amount) at the assumed rate of 8.50% ($425,000 for six months) and amortization of $400,000 underwriting commissions for issuance of Subordinated Debentures over a life of 30 years ($7,000 for six months).
(E) Gives effect to amortization of $8,066,000 of intangible assets over an average life of 20 years ($202,000).
(F) Gives effect to anticipated annual cost savings of $150,000 per year, including cost savings from professional fees, directors' fees, stationery, printing and supplies expense and other miscellaneous expenses.
(G) Gives effect to tax effect of the above entries, excluding the amortization of intangibles, which is not deductible.
(H) Gives effect to deletion of minority interest due to acquisition of 100% of Azle State.

                    PRO FORMA CONSOLIDATED INCOME STATEMENT
                         YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                                 PRO FORMA ADJUSTMENTS
                                                                               -------------------------   PRO FORMA
                                                       COMPANY  AZLE BANCORP      DEBITS       CREDITS    CONSOLIDATED
                                                       -------  -------------  ------------  -----------  ------------
                                                                           (DOLLARS IN THOUSANDS)
Interest Income:
  Interest and Fees on Loans.........................  $12,236        $4,491    $               $              $16,727
  Interest on Securities.............................    5,176         2,280                                     7,456
  Interest on Federal Funds Sold.....................      912            96       283(A)                          725
                                                       -------        ------    ------          -------        -------
    Total Interest Income............................   18,324         6,867       283                0         24,908
                                                       -------        ------    ------          -------        -------

Interest Expense:
  Interest on Deposits...............................    8,600         2,615                                    11,215
  Interest on Notes Payable..........................       59                      82(B)                          141
                                                       -------        ------    ------          -------        -------
    Total Interest Expense...........................    8,659         2,615        82                0         11,356
                                                       -------        ------    ------          -------        -------

Net Interest Income                                      9,665         4,252       365                0         13,552
  Provision for Loan Losses..........................      250            60                                       310
                                                       -------        ------    ------          -------        -------
Net Interest Income After Provision for Loan Losses      9,415         4,192       365                0         13,242
                                                       -------        ------    ------          -------        -------

Noninterest Income:
  Service Charges....................................    1,605           644                                     2,249
  Other Income.......................................      304           114                                       418
                                                       -------        ------    ------          -------        -------
    Total Noninterest Income.........................    1,909           758         0                0          2,667
                                                       -------        ------    ------          -------        -------

Noninterest Expense:
  Salaries and Employee Benefits.....................    3,970         1,610                                     5,586
  Net Occupancy Expense..............................      857           203        13(C)                        1,071
  Equipment Expense..................................      834           235                                     1,070
  Interest on guaranteed preferred beneficial
   interests in the Company's Subordinated
  Debentures.........................................                              863(D)                          863
  Other Expenses.....................................    2,576           845       403(E)           150(F)       3,669
                                                       -------        ------    ------          -------        -------
    Total Noninterest Expenses.......................    8,237         2,893     1,279              150         12,259
                                                       -------        ------    ------          -------        -------

Income Before Federal Income Taxes                       3,087         2,057     1,644              150          3,650
  Federal Income Taxes...............................      977           556        51(G)           422(G)       1,162
                                                       -------        ------    ------          -------        -------
Income Before Minority Interest                          2,110         1,501     1,695              572          2,488
Minority Interest....................................                     47                         47(H)           0
                                                       -------        ------    ------          -------        -------

    Net Income.......................................  $ 2,110        $1,454    $1,695          $   619        $ 2,488
                                                       =======        ======    ======          =======        =======

Earnings Per Share:
  Basic Earnings per Share...........................  $  1.12                                                 $  1.13
  Diluted Earnings per Share.........................     1.03                                                    1.05
-------------------

(A) Gives effect to interest income on federal funds sold at the rate of 5.55% lost as a result of the repayment of $5,100,000 in debt immediately after the Pending Acquisition.
(B) Gives effect to interest expenses at the rate of 8.50% on $967,000 of borrowings remaining after the repayment of $5,100,000 noted above.
(C) Gives effect to depreciation on the write-up of bank premises by $375,000 over an estimated remaining useful life of 30 years.
(D) Gives effect to interest expense on 1,000,000 Preferred Securities ($10,000,000 Liquidation Amount) at the assumed rate of 8.50% ($850,000 per year) and amortization of $400,000 underwriting commissions for issuance of Debentures over a life of 30 years ($13,000 per year).
(E) Gives effect to amortization of $8,066,000 of intangible assets over an average life of 20 years ($403,000 per year).
(F) Gives effect to anticipated annual cost savings of $150,000 per year, including cost savings from professional fees, directors' fees, stationery, printing and supplies expense and other miscellaneous expenses.
(G) Gives effect to tax effect of the above entries, excluding the amortization of intangibles, which is not deductible.
(H) Gives effect to deletion of minority interest due to acquisition of 100% of Azle State.

                            PRO FORMA CAPITAL RATIOS
                                AT JUNE 30, 1998

                                                                                     PRO FORMA
                                                          AZLE                     CONSOLIDATED
                                              COMPANY   BANCORP     ADJUSTMENTS       BALANCE
                                             ---------  --------  ---------------  -------------
                                                           (DOLLARS IN THOUSANDS)
TIER 1 CAPITAL:
Preferred shareholders' equity.............  $    213   $         $                    $    213
Common shareholders' equity................    21,058     9,679        (6,135)(A)        24,316
Guaranteed preferred beneficial
 interests in the Company's
 Subordinated Debentures...................        --        --         8,176 (B)         8,176
Intangible Assets..........................    (3,046)                 (8,066)(C)       (11,112)
                                             --------   -------   -----------          --------
  Total Tier 1 Capital.....................    18,225     9,679        (6,311)           21,593
                                             --------   -------   -----------          --------

TIER 2 CAPITAL:
Guaranteed preferred beneficial interests
 in the Company's Subordinated
 Debentures................................        --        --         1,824 (B)         1,824
Allowance for Possible Loan Losses.........     1,121       658           2   (D)         1,781
                                             --------   -------   -----------          --------
  Total Tier 2 Capital.....................     1,121       658         1,826             3,605
                                             --------   -------   -----------          --------

   Total Capital...........................  $ 19,346   $10,337   $    (4,485)         $ 25,198
                                             ========   =======   ===========          ========

Adjusted Quarterly Average Assets..........  $262,857   $91,542   $    (8,066)(C)      $346,333
                                             ========   =======   ===========          ========

Total Risk-weighted Assets.................  $153,697   $52,669   $        --          $206,366
                                             ========   =======   ===========          ========

Tier 1 Capital to Adjusted Quarterly
 Average Assets............................      6.93%    10.57%                           6.23%
                                             ========   =======                        ========

Tier 1 Capital to Total Risk-weighted
 Assets....................................     11.86%    18.38%                          10.46%
                                             ========   =======                        ========

Total Capital to Total Risk-weighted
 Assets....................................     12.59%    19.63%                          12.21%
                                             ========   =======                        ========

___________________

(A) Gives effect to the elimination of the equity accounts of Azle Bancorp in conjunction with the Pending Acquisition and the sale of $3,880,000 in additional Common Stock (an assumed public offering price of $12.125 per share), less underwriting commissions and expenses.
(B) Gives effect to the sale of 1,000,000 shares of Preferred Securities ($10,000,000 Liquidation Amount) which qualify as regulatory Tier 1 capital up to 25% of total Tier 1 capital, including the Preferred Securities. Giving effect to such limitations, $8,176,000 of the Preferred Securities would have qualified as Tier 1 capital as of June 30, 1998. The remaining $1,824,000 of the Preferred Securities would have qualified as Tier 2 capital as of June 30, 1998.
(C) Gives effect to the elimination of the amount of intangible assets recorded in conjunction with the Pending Acquisition and the elimination of the intangible assets recorded from adjusted quarterly average assets.
(D) Gives effect to the adjustment of the allowance for possible loan losses for the amount of the allowance for possible loan losses of Azle Bancorp which could not be utilized as Tier 2 capital on a stand-alone bank basis but could be utilized after the Pending Acquisition .

                     [This Page Intentionally Left Blank]

                                USE OF PROCEEDS

  The net proceeds to be received from the sale of the Common Stock (at an assumed public offering price of $12.125 per share ) and the Preferred Securities offered in the Offering are estimated to be $13.0 million (or $15.0 million if the Underwriter's over-allotment options are exercised in full), in each case, after deducting the Underwriting discounts, commissions and other estimated expenses. All of the proceeds from the sale of the Preferred Securities will be invested by the Trust in the Subordinated Debentures. The Company will use the net proceeds from the sale of the Common Stock offered hereby and the net proceeds from the issuance of the Subordinated Debentures, expected to be approximately $12,958,000 in the aggregate, to fund a portion of the cost of acquiring Azle Bancorp, expected to be approximately $19,025,000. The remaining portion of the purchase price and related expenses for the Pending Acquisition, approximately $6,067,000, will be funded by indebtedness to be incurred by the Company. The Company expects to obtain financing subject to customary terms and conditions with an interest rate not to exceed 8.5% per annum (based upon an amortization of principal over a period of not less than six years) and a maturity of not less than one year. The Company has received two commitments from unaffiliated banks to provide financing for the Pending Acquisition which generally satisfy these parameters, but has not yet accepted either of these commitments. The Company is currently analyzing the outstanding commitments and negotiating with these and other prospective lenders. The Company intends to repay $5,100,000 of the $6,067,000 of total indebtedness incurred in connection with the Pending Acquisition immediately after the incurrence thereof with the proceeds of a cash dividend from Azle State. See "Capitalization" and "Pending Acquisition."

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the consummation of the Offering and the application of the net proceeds therefrom to consummate the Pending Acquisition as if each such transaction had occurred on June 30, 1998 (assuming a public offering price of $12.125 per share of Common Stock). See "Use of Proceeds," "Pending Acquisition," "Pro Forma Consolidated Financial Statements" and notes thereto and the respective financial statements, and notes thereto, of the Company, Azle Bancorp and Azle State appearing elsewhere in this Prospectus.

                                                                                            JUNE 30, 1998
                                                                                      ---------------------------
                                                                                                    AS ADJUSTED
                                                                                                    FOR OFFERING
                                                                                                     AND PENDING
                                                                                         ACTUAL      ACQUISITION
                                                                                      ------------  -------------
LONG-TERM DEBT:
 Notes payable......................................................................  $     4,000    $ 971,000(1)
                                                                                      -----------    -----------

GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S SUBORDINATED
 DEBENTURES(2):.....................................................................            0     10,000,000
                                                                                      -----------    -----------

SHAREHOLDERS' EQUITY:
 Preferred Stock, $10.00 par value; 5,000,000 shares authorized Series C Preferred
  Stock -- $42.00 stated value; 50,000 shares designated; 5,066 shares issued at
  June 30, 1998.....................................................................       51,000         51,000
 Common Stock, $0.25 par value; 30,000,000 shares authorized; 1,987,296 shares
  issued and outstanding at June 30, 1998; 2,307,296 shares as adjusted(3)..........      497,000        577,000
 Additional paid-in capital.........................................................   13,923,000     17,201,000
 Retained earnings..................................................................    6,982,000      6,982,000
 Unrealized gain on available-for-sale securities...................................       39,000         39,000
 Unearned ESOP stock................................................................     (182,000)      (182,000)
                                                                                      -----------    -----------
   Total shareholders' equity.......................................................   21,310,000     24,668,000
                                                                                      -----------    -----------
   Total capitalization.............................................................  $21,314,000    $35,639,000
                                                                                      ===========    ===========

Capital Ratios:
 Shareholders' equity to total assets...............................................         8.09%          6.86%
 Leverage ratio(4)(5)...............................................................         6.93%          6.23%
 Risk-based capital ratio(5)(6)
  Tier 1 capital to risk-weighted assets............................................        11.86%         10.46%
  Total risk-based capital to risk-weighted assets..................................        12.59%         12.21%
---------------

(1) Gives effect to the repayment of $5,100,000 of the $6,067,000 of total indebtedness incurred by the Company to fund a portion of the purchase price and related expenses of the Pending Acquisition which the Company intends to repay after the incurrence thereof with the proceeds of a cash dividend from Azle State.
(2) The Preferred Securities will be issued by the Trust in an amount which will be $10,000,000. The sole assets of the Trust will consist of $10,000,000 of the Subordinated Debentures issued by the Company to the
     Trust. The Subordinated Debentures will accrue interest at             %
     per annum and mature on September      , 2028.
(3) Does not include an aggregate of 116,360 shares of Common Stock issuable upon conversion of outstanding shares of Series C Preferred Stock.
(4) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(5) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Common Stock and the Preferred Securities, in a manner consistent with Federal Reserve guidelines.
(6) Federal Reserve guidelines for calculation of Tier 1 capital to risk-weighted assets limit the amount of cumulative preferred stock which can be included in Tier 1 capital to 25% of total Tier 1 capital. A portion of the Preferred Securities offered hereby ($8,176,000) will be included as Tier 1 capital for the Company and the remaining portion ($1,824,000) will be included as Tier 2 capital for the Company.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents selected historical consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus and the information contained in "Management's Discussions and Analysis of Financial Condition and Results of Operations." The data set forth below as of, and for the five years in the period ended, December 31, 1997, are derived from the Company's consolidated financial statements which have been audited by independent public accountants. The data set forth below as of, and for the six-month periods ended, June 30, 1998, and June 30, 1997, is unaudited and, in the opinion of management of the Company, reflects all adjustments considered necessary for fair presentation of the results for such periods. The data set forth below includes the accounts of Winters State, Peoples National, Coastal Banc--San Angelo and Crown Park from August 31, 1993, January 1, 1996, May 27, 1996, and January 28, 1997, the respective dates of acquisition of such companies. Each of the completed acquisitions was accounted for under the purchase method of accounting.


                                                 SIX-MONTH PERIOD
                                                  ENDED JUNE 30,                        YEAR ENDED DECEMBER 31,
                                              ----------------------  ------------------------------------------------------------
                                                1998        1997         1997         1996         1995       1994          1993
                                              ---------  -----------  -----------  -----------  ----------  ---------     --------
INCOME STATEMENT DATA:                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 Interest income............................  $  9,224     $  8,974     $ 18,324     $ 13,556    $ 11,962   $ 10,131      $  9,221
 Interest expense...........................     4,287        4,249        8,659        6,441       5,309      3,452         3,176
                                              --------     --------     --------     --------    --------   --------      --------
 Net interest income........................     4,937        4,725        9,665        7,115       6,653      6,679         6,045
 Provision for loan losses..................       300           60          250          201         206        147           154
                                              --------     --------     --------     --------    --------   --------      --------
 Net interest income after provision for
  loan losses...............................     4,637        4,665        9,415        6,914       6,447      6,532         5,891
 Noninterest income.........................     1,337          886        1,909        1,551       1,509      1,497         1,884
 Noninterest expenses.......................     4,437        3,958        8,237        6,290       6,242      7,352         6,222
                                              --------     --------     --------     --------    --------   --------      --------
 Income before federal income taxes and
  cumulative effect of accounting change....     1,537        1,593        3,087        2,175       1,714        677         1,553
 Federal income taxes.......................       564          538          977          753         582        227           524
                                              --------     --------     --------     --------    --------   --------      --------
 Income before cumulative effect of
  accounting change.........................       973        1,055        2,110        1,422       1,132        450         1,029
 Cumulative effect of change in accounting
 for income taxes...........................         0            0            0            0           0          0           200
                                              --------     --------     --------     --------    --------   --------      --------

 Net income.................................  $    973     $  1,055     $  2,110     $  1,422    $  1,132   $    450      $  1,229
                                              ========     ========     ========     ========    ========   ========      ========

COMMON SHARE DATA:
 Earnings per share:
  Basic.....................................  $   0.49     $   0.59     $   1.12     $   1.00    $    .82   $   0.29      $   0.89
  Diluted...................................      0.47         0.52         1.03         0.84        0.67       0.27          0.73
 Cash dividends.............................      0.10         0.09         0.19         0.14        0.09       0.06          0.00
 Dividend payout ratio......................     20.35%       15.96%       17.30%       13.85%      10.34%     15.56%          N/A
 Book value per share:
  Common stock..............................  $  10.70     $  10.02     $  10.36     $  10.41    $  10.00   $   7.99   $  $   7.82
  Diluted...................................     10.19         9.42         9.80         8.80        8.11       6.58          6.44
 Period end shares outstanding..............     1,987        1,946        1,975        1,381       1,313      1,298         1,298
 Weighted average shares outstanding
  (in thousands):
   Basic....................................     1,964        1,742        1,842        1,355       1,299      1,302         1,300
   Diluted..................................     2,087        2,015        2,048        1,698       1,689      1,685         1,686

BALANCE SHEET DATA:
 Assets.....................................  $263,501     $265,766     $264,574     $205,968    $180,344   $159,860    $  160,712
 Loans, net of unearned income(1)...........   140,809      137,403      140,853       92,017      81,927     81,306        69,647
 Deposits...................................   240,964      244,068      242,801      189,575     164,704    146,184       147,785
 Notes payable..............................         4          824           57          240         849        930         1,194
 Shareholders' equity.......................    21,310       19,586       20,527       14,937      13,818     11,073        10,845

                                                          AT JUNE 30, OR FOR
                                                            THE SIX-MONTH
                                                            PERIOD ENDED                  AT DECEMBER 31, OR FOR THE
                                                               JUNE 30,                     YEAR ENDED DECEMBER 31,
                                                        ----------------------  ----------------------------------------------
                                                         1998        1997        1997      1996       1995      1994     1993
                                                        -------  -------------  -------  ---------  --------  --------  ------
PERFORMANCE DATA (RETURNS ANNUALIZED FOR
 INTERIM PERIODS):
  Return on average total assets......................    0.73%          0.83%    0.82%      0.72%     0.67%     0.28%   0.81%
  Return on average shareholders' equity..............    9.26          11.42    10.95       9.89      8.99      3.98   12.50
  Net interest margin(2)..............................    4.16           4.08     4.13       3.95      4.29      4.62    4.37
  Ratios to total average deposits of average
   loans, net of unearned income(1)...................   57.44          54.11    55.98      47.71     53.25     50.97   42.56
  Efficiency ratio(3).................................   68.17          69.45    69.09      72.78     76.56     89.97   77.77

EARNINGS RATIOS:
 Return on average total assets.......................    0.73%          0.83%    0.82%      0.72%     0.67%     0.28%   0.81%
 Return on average shareholders' equity...............    9.26          11.42    10.95       9.89      8.99      3.98   12.50

ASSET QUALITY RATIOS:
 Nonperforming loans to loans.........................    0.16%          0.22%    0.21%      0.21%     0.36%     0.19%   3.06%
 Nonperforming assets to total assets(4)..............    0.18           0.40     0.39       0.28      0.35      0.49    1.83
 Nonperforming loans to total loans, net of unearned
  income(1)(4)........................................    0.16           0.22     0.21       0.21      0.36      0.19    3.06
 Nonperforming assets to loans and other real
  estate and other repossessed assets.................    0.34           0.77     0.73       0.63      0.76      0.96    4.17
 Net loan charge-offs (recoveries) to average loans,
  net of unearned income (annualized for interim
  periods)(1).........................................    0.50          (0.13)    0.20       0.37      0.32      0.30    0.18
 Allowance for possible loan losses to total loans,
  net of unearned income(1)(4)........................    0.80           0.97     0.83       0.86      0.93      1.00    1.29
 Allowance for possible loan losses to
  nonperforming loans(4)..............................  504.95         429.77   397.63     404.59    259.93    530.52   41.99

CAPITAL RATIOS:
 Average equity to average total assets...............    7.92%          7.24%    7.45%      7.33%     7.43%     7.06%   6.45%
 Tier 1 capital to risk-weighted assets...............   11.86          11.13    11.26      13.85     15.23     13.02   15.29
 Total capital to risk-weighted asset (4).............   12.59          12.04    12.02      14.64     16.08     13.97   16.54
 Leverage ratio (4)...................................    6.93           6.22     6.71       6.86      7.65      7.03    7.23

RATIO OF EARNINGS TO FIXED CHARGES(5):
 Including interest on deposits.......................    1.36x          1.37x    1.35x      1.33x     1.32x     1.19x   1.48x
 Excluding interest on deposits.......................   47.58          22.81    26.30      16.32      9.66      4.80    8.92
-----------------

(1)  Before allowance for possible loan losses.
(2)  Fully taxable-equivalent basis.
(3) Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate owned divided by the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.
(4)  At period end.

(5) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before federal income taxes and cumulative effect of accounting change by (y) fixed charges. Fixed charges consist of interest on borrowings, amortization of debt expense, interest on deposits, implicit interest on leases and dividends on Series C Preferred Stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Actual results could differ from those projected in such forward-looking statements as a result of, among other things, the factors set forth under "Risk Factors." See also, "Cautionary Statements Regarding Forward-Looking Statements."


GENERAL

  The following discussion and analysis presents the more significant factors affecting the Company's financial condition at June 30, 1998, and at December 31, 1997 and 1996, and results of operations for the six-month periods ended June 30, 1998 and 1997, and for each of the three years in the period ended December 31, 1997, after accounting for the acquisition of the subsidiary banks noted below. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of the Company and the other financial information appearing elsewhere in this Prospectus.

ACQUISITION ACTIVITIES

  In addition to the Pending Acquisition discussed under "Pending Acquisition," the Company has been party to a number of acquisition transactions since January 1, 1996.

  On January 28, 1997, the Company consummated the acquisition of Crown Park and its wholly owned subsidiary bank, Western National Bank, Lubbock, Texas ("Western National"), for an aggregate cash consideration of $7,510,000. On the closing date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Bank. To obtain funding for the acquisition, the Company sold an aggregate of 395,312 shares of its Common Stock in an underwritten offering at a public offering price of $11.40 per share, which included 51,562 shares covered by the underwriter's over-allotment option. The Company borrowed $800,000 from a financial institution in Amarillo, Texas (the "Amarillo Bank") to finance the remaining cost of acquiring Crown Park. The $800,000 of borrowings was paid down during 1997 and completely paid off on December 31, 1997. See "--Liquidity" and "-- Capital Resources" below. On the date of the acquisition, Crown Park had, on a consolidated basis, total assets of $60,420,000, total loans, net of unearned income, of $41,688,000, total deposits of $53,604,000 and total shareholders' equity of $4,238,000.

  On May 27, 1996, the Bank assumed the deposits and certain other liabilities and purchased the loans and certain other assets of Coastal Banc--San Angelo in a cash transaction, and Coastal Banc--San Angelo became a branch of the Bank. On the date of the acquisition, Coastal Banc--San Angelo had total deposits of $14,895,000 and total loans of $155,000.

  On January 1, 1996, the Bank completed the acquisition of Peoples National. At December 31, 1995, Peoples National had total assets of $5,505,000, total loans, net of unearned income, of $2,767,000, total deposits of $4,958,000 and total shareholders' equity of $525,000.

  The foregoing acquisitions were accounted for under the purchase method of accounting, and the results of operations of Crown Park, Coastal Banc--San Angelo and Peoples National are included in the Company's results of operations from their respective dates of acquisition. The assets and liabilities of Crown Park, Coastal Banc--San Angelo and Peoples National were recorded at their estimated fair value. A total of $2,486,000, $743,000 and $260,000 of goodwill, respectively, was recorded as a result of the foregoing acquisitions.

RESULTS OF OPERATIONS

     General

     Net income for the six-month period ended June 30, 1998, was $973,000 ($0.47 diluted earnings per common share) compared to net income of $1,055,000 ($0.52 diluted earnings per common share) for the six-month period ended June 30, 1997. Net income for the year ended December 31, 1997, was $2,110,000 ($1.03 diluted earnings per common share) compared to net income of $1,422,000 ($0.84 diluted earnings per common share) for the year ended December 31, 1996, and compared to net income of $1,132,000 ($0.67 diluted earnings per common share) for the year ended December 31, 1995. The net income and earnings per share amounts for the six-month period ended June 30, 1998, were negatively impacted by $125,000 ($83,000 net of tax), or $0.04 diluted earnings per common share, as a result of the settlement of certain litigation described under "Business and Properties of the Company--Legal Proceedings." The results of operations for 1995 included legal and settlement expenses of $205,000 ($135,000 net of tax), or $0.08 diluted earnings per common share, incurred as a result of the final settlement of certain litigation.

     Two industry measures of the performance by a banking institution are its return on average assets ("ROA") and return on average shareholders' equity ("ROE"). ROA measures net income in relation to average total assets and indicates a company's ability to employ its resources profitably. During the six-month period ended June 30, 1998, the Company's ROA was 0.73% (on an annualized basis), compared to 0.82% for 1997, 0.72% for 1996 and 0.67% for 1995. Excluding the unusual items noted above, the Company's ROA for the six-month period ended June 30, 1998, and for 1995 would have been 0.80% (on an annualized basis) and 0.75%, respectively.

     ROE is determined by dividing net income by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. During the six-month period ended June 30, 1998, the Company's ROE was 9.26% (on an annualized basis), compared to 10.95% for 1997, 9.89% for 1996 and 8.99% for 1995. Excluding the unusual item noted above, the Company's ROE for the first six months of 1998 and for 1995 would have been 10.05% (on an annualized basis) and 10.06%, respectively.

     Net Interest Income

     Net interest income represents the amount by which interest income on interest-earning assets, including loans and securities, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income.

     Net interest income for the first six months of 1998 was $4,937,000, an increase of $212,000, or 4.5%, from net interest income of $4,725,000 for the first six months of 1997. The year-to-date increase in 1998 was due to the acquisition of Crown Park effective January 28, 1997. The net interest margin on a fully taxable-equivalent basis was 4.16% for the first six months of 1998, compared to 4.08% for the first six months of 1997. The primary reasons for the increase in the net interest margin during 1998 are the Company's higher loan-to-deposit ratio in 1998 and a slightly lower cost of funds in 1998 when compared to 1997.

     Net interest income amounted to $9,665,000 for 1997, an increase of $2,550,000, or 35.8%, from 1996. Net interest income for 1996 was $7,115,000, an increase of $462,000, or 6.9%, from 1995. The increase in 1997 was primarily due to the acquisition of Crown Park in January 1997, which had a higher loan-to-deposit ratio than the Bank. The increase in 1996 was also due to the Company's overall growth. The net interest margin on a fully taxable-equivalent basis was 4.13% for 1997, compared to 3.95% for 1996 and 4.29% for 1995. The primary reason for the increase in 1997 was the acquisition of Crown Park noted above. The decrease in 1996 was due primarily to the fact that in the acquisitions of Peoples National and Coastal Banc--San Angelo, the Company acquired $19,853,000 in deposits and only $2,922,000 in loans. As a result, a significant amount of the increased funds was invested in investment securities and federal funds sold, which yielded a lower rate of interest than loans and, therefore, had a negative impact on the Company's net interest margin.

     At June 30, 1998, approximately $36,496,000, or 25.9%, of the Company's total loans, net of unearned income, were loans with floating interest rates. This amount represented 42.8% of loans, excluding loans to individuals, which are exclusively fixed rate in nature. Average rates paid for various types of deposits, particularly certificates of deposit, remained relatively stable for the first six months of 1998, compared to the first six months of 1997. The average rate paid by the Company for certificates of deposit of $100,000 or more decreased slightly from 5.47% for the first six months of 1997 to 5.39% for the first six months of 1998; however, the average rate paid for certificates of deposit less than $100,000 increased slightly from 5.29% during the first six months of 1997 to 5.31% during the first six months of 1998. Overall average rates paid for various types of deposits increased slightly in 1997. The average rate paid by the Company for certificates of deposit and other time deposits of $100,000 or more increased to 5.54% during 1997 from 5.39% in 1996. The average rate paid for certificates of deposit less than $100,000 decreased from 5.42% in 1996 to 5.36% in 1997. Rates on other types of deposits, such as savings accounts, money market accounts and NOW accounts, increased from an average of 2.41% in 1996 to an average of 2.69% in 1997. Rates on other types of deposits, such as interest-bearing demand, savings and money market deposits, decreased slightly from an average of 2.66% during the first six months of 1997 to an average of 2.63% during the first six months of 1998. Given the fact that the Company's interest-bearing liabilities are subject to repricing faster than its interest-earning assets in the very short term, an overall falling interest rate environment normally produces a higher net interest margin than an overall rising interest rate environment. As noted under "--Analysis of Financial Condition--Interest Rate Sensitivity" below, because the Company's interest-bearing demand, savings and money market deposits are somewhat less rate-sensitive (as indicated above), the Company's net interest margin should not necessarily increase significantly in an overall falling interest rate environment.

     The following tables present the average balance sheets of the Company for the six month periods ended June 30, 1998 and 1997, and for each of the last three fiscal years and indicate the interest earned or paid on each major category of interest-earning assets and interest-bearing liabilities on a fully taxable-equivalent basis, and the average rates earned or paid on each major category. This analysis details the contribution of interest-earning assets and the overall impact of the cost of funds on net interest income.

AVERAGE BALANCES
                                                            SIX-MONTH PERIOD ENDED JUNE 30,
                                            ----------------------------------------------------------------
                                                         1998                                1997
                                            -------------------------------  -------------------------------
                                                       INTEREST                            INTEREST
                                             AVERAGE   INCOME/     YIELD/      AVERAGE     INCOME/   YIELD/
                                             BALANCE   EXPENSE      RATE       BALANCE     EXPENSE    RATE
                                            ---------  --------  ----------  ------------  --------  -------
ASSETS(1):                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans, net of unearned income (2)........  $139,564   $  6,333       9.08%     $126,841   $  5,833    9.20%
 Securities (3)...........................    64,655      1,979       6.12        88,629      2,702    6.10
 Federal funds sold.......................    33,436        918       5.49        16,318        442    5.42
                                            --------   --------  ---------   -----------   --------  ------
   Total interest-earning assets..........   237,655      9,230       7.77       231,788      8,977    7.75
                                            --------   --------  ---------   -----------   --------  ------

Noninterest-earning assets:
 Cash due from banks......................    13,664                               9,803
 Premises and equipment...................     7,482                               6,623
 Goodwill.................................     3,102                               2,983
 Accrued interest receivable
  and other assets........................     4,654                               5,062
 Allowance for possible loan losses.......    (1,089)                             (1,168)
                                            --------                         -----------
   Total noninterest-earning assets.......    27,813                              23,303
                                            --------                         -----------
     Total assets.........................  $265,468                            $255,091
                                            ========                         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY(1):
Interest-bearing liabilities:
 Demand, savings and money
  market deposits.........................  $ 77,458   $  1,018       2.63%     $ 74,526   $    992    2.66%
 Time deposits............................   122,515      3,268       5.34       120,557      3,222    5.34
                                            --------   --------  ---------   -----------   --------  ------
  Total interest-bearing deposits.........   199,973      4,286       4.29       195,083      4,214    4.32
 Notes payable............................         5          1       7.85           859         35    8.15
                                            --------   --------  ---------   -----------   --------  ------
  Total interest-bearing liabilities......   199,978      4,287       4.29       195,942      4,249    4.34
                                            --------   --------  ---------   -----------   --------  ------

Noninterest-bearing liabilities:
 Demand deposits..........................    42,996                              39,319
 Accrued interest payable and
  other liabilities.......................     1,471                               1,352
                                            --------                         -----------
  Total noninterest-bearing liabilities...    44,467                              40,671
                                            --------                         -----------
   Total liabilities......................   244,445                             236,613

Shareholders' equity......................    21,023                              18,478
                                            --------                         -----------
     Total liabilities and
      shareholders' equity................  $265,468                            $255,091
                                            ========                         ===========

Net interest income.......................             $  4,943                            $  4,728
                                                       ========                            ========
Interest rate spread (4)..................                            3.48%                            3.41%
                                                                 =========                           ======
Net interest margin (5)...................                            4.16%                            4.08%
                                                                 =========                           ======

-----------------------
(1) The Average Balance and Interest Income/Expense columns for 1997 include the balance sheet and income statement accounts of Crown Park from January 28, 1997, the acquisition date of such company.
(2) Nonaccrual loans are included in the Average Balance columns, and income recognized on these loans, if any, is included in the Interest Income/Expense columns. Interest income on loans includes fees on loans, which are not material in amount.
(3) Nontaxable interest income on securities was adjusted to a taxable yield assuming a tax rate of 34%.
(4) The interest rate spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) The net interest margin is equal to net interest income, on a fully taxable-equivalent basis, divided by average interest-earning assets.

                                                                           YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------------------------
                                                        1997                          1996                          1995
                                           ---------------------------   ---------------------------   ----------------------------
                                                      INTEREST                      INTEREST                      INTEREST
                                            AVERAGE   INCOME/   YIELD/    AVERAGE   INCOME/   YIELD/    AVERAGE   INCOME/   YIELD/
                                            BALANCE   EXPENSE    RATE     BALANCE   EXPENSE    RATE     BALANCE   EXPENSE    RATE
                                           ---------  --------  ------   ---------  --------  ------   ---------  --------  -------
ASSETS (1)                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans, net of unearned income (2)......  $132,891   $ 12,236    9.21%  $ 85,880   $  8,005    9.32%  $ 82,302   $  7,726    9.39%
  Securities (3).........................    84,566      5,181    6.13     74,920      4,507    6.02     41,846      2,391    5.71
  Federal funds sold.....................    16,469        912    5.54     19,406      1,047    5.40     31,076      1,847    5.94
                                           --------   --------    ----   --------   --------  ------   --------   --------  ------
        Total interest-earning assets....   233,926     18,329    7.84    180,206     13,559    7.52    155,224     11,964    7.71
                                           --------   --------    ----   --------   --------  ------   --------   --------  ------

Noninterest-earning assets:
  Cash and due from banks................    11,051                         7,151                         7,066
  Premises and equipment, net............     6,951                         4,427                         4,211
  Goodwill...............................     3,116                           689                             0
  Accrued interest receivable
    and other assets.....................     5,030                         4,507                         3,817
  Allowance for possible loan losses.....    (1,200)                         (825)                         (786)
                                           --------                      --------                      --------
        Total noninterest-earning assets.    24,948                        15,949                        14,308
                                           --------                      --------                      --------

               Total assets..............  $258,874                      $196,155                      $169,532
                                           ========                      ========                      ========

LIABILITIES AND SHAREHOLDERS' EQUITY (1):
Interest-bearing liabilities:
  Demand, savings and money
    market deposits......................  $ 75,833   $  2,037    2.69%  $ 57,847   $  1,397    2.41%  $ 53,391   $  1,257    2.35%
  Time deposits..........................   121,218      6,563    5.41     92,065      4,985    5.41     72,137      3,944    5.47
                                           --------   --------    ----   --------   --------  ------   --------   --------  ------
      Total interest-bearing deposits....   197,051      8,600    4.36    149,912      6,382    4.26    125,528      5,201    4.14
  Notes payable..........................       714         59    8.26        568         59   10.39      1,069        108   10.10
                                           --------   --------    ----   --------   --------  ------   --------   --------  ------
        Total interest-bearing
         liabilities.....................   197,765   $  8,659    4.38    150,480      6,441    4.28    126,597      5,309    4.19
                                           --------   --------    ----   --------   --------  ------   --------   --------  ------

Noninterest-bearing liabilities:
  Demand deposits........................    40,328                        30,093                        29,019
  Accrued interest payable and
    other liabilities....................     1,506                         1,207                         1,322
                                           --------                      --------                      --------
        Total noninterest-bearing
         liabilities.....................    41,834                        31,300                        30,341
                                           --------                      --------                      --------
             Total liabilities...........   239,599                       181,780                       156,938
                                           --------                      --------                      --------
Shareholders' equity.....................    19,275                        14,375                        12,594
                                           --------                      --------                      --------
               Total liabilities and
                 shareholders' equity....  $258,874                      $196,155                      $169,532
                                           ========                      ========                      ========

Net interest income......................             $  9,670                      $  7,118                      $  6,655
                                                      ========                      ========                      ========

Interest rate spread (4).................                         3.46%                         3.24%                         3.52%
                                                                  ====                        ======                        ======

Net interest margin (5)..................                         4.13%                         3.95%                         4.29%
                                                                  ====                        ======                        ======

----------------------

(1) The Average Balance and Interest Income/Expense columns include the balance sheet and income statement accounts of Peoples National, Coastal Banc--San Angelo and Crown Park from January 1, 1996, May 27, 1996 and January 28, 1997 (the respective dates of acquisition of such companies), through December 31, 1997.
(2) Nonaccrual loans are included in the Average Balance columns and income recognized on these loans, if any, is included in the Interest Income/Expense columns. Interest income on loans includes fees on loans, which are not material in amount.
(3) Nontaxable interest income on securities was adjusted to a taxable yield assuming a tax rate of 34%.
(4) The interest rate spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) The net interest margin is equal to net interest income, on a fully taxable-equivalent basis, divided by average interest-earning assets.

     The following table presents the changes in the components of net interest income and identifies the part of each change due to differences in the average volume of interest-earning assets and interest-bearing liabilities and the part of each change due to the average rate on those assets and liabilities. The changes in interest due to both volume and rate in the table have been allocated to volume or rate change in proportion to the absolute amounts of the change in each.

                                          SIX-MONTH PERIOD ENDED
                                          JUNE 30, 1998 VS 1997(1)           1997(1) VS 1996                1996(1) VS 1995
                                          -----------------------         ---------------------           ---------------------
                                            INCREASE (DECREASE)            INCREASE (DECREASE)             INCREASE (DECREASE)
                                            DUE TO  CHANGES IN:            DUE TO  CHANGES IN:             DUE TO  CHANGES IN:
                                           ---------------------          ----------------------          ---------------------
                                           VOLUME   RATE   TOTAL          VOLUME   RATE    TOTAL          VOLUME    RATE   TOTAL
                                           ------   ----   -----          ------   ----    -----          ------    ----   -----
                                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans, net of unearned income (2)......  $ 578   $(78)   $ 500          $4,377  $(146)  $4,231          $  336   $ (57)  $  279
  Securities (3).........................   (731)     8     (723)            581     93      674           1,980     136    2,116
  Federal funds sold.....................    470      6      476            (158)    23     (135)           (644)   (156)    (800)
                                           -----   ----    -----          ------  -----   ------          ------   -----   ------
  Total interest income..................    317    (64)     253           4,800    (30)   4,770           1,672     (77)   1,595
                                           -----   ----    -----          ------  -----   ------          ------   -----   ------

Interest-bearing liabilities:
  Deposits:
    Demand, savings and money
      market deposits....................     38    (12)      26             430    210      640             107      33      140
    Time deposits........................     46      0       46           1,578      0    1,578           1,084     (43)   1,041
                                           -----   ----    -----          ------  -----   ------          ------   -----   ------
        Total interest-bearing deposits..     84    (12)      72           2,008    210    2,218           1,191     (10)   1,181
  Notes payable..........................    (33)    (1)     (34)             15    (15)       0             (52)      3      (49)
                                           -----   ----    -----          ------  -----   ------          ------   -----   ------
          Total interest expense.........     51    (13)      38           2,023    195    2,218           1,139      (7)   1,132
                                           -----   ----    -----          ------  -----   ------          ------   -----   ------
  Increase (decrease) in net
    interest income......................  $ 266   $(51)   $ 215          $2,777  $(225)  $2,552          $  533   $ (70)  $  463
                                           =====   ====    =====          ======  =====   ======          ======   =====   ======

-----------------------
(1) Income statement items include the income statement accounts of Peoples National, Coastal Banc--San Angelo and Crown Park beginning January 1, 1996, May 27, 1996, and January 28, 1997 (the respective dates of acquisition of such companies).
(2) Nonaccrual loans have been included in average assets for the purposes of the computations, thereby reducing yields.
(3) Information with respect to interest income on tax-exempt securities is provided on a fully taxable-equivalent basis assuming a tax rate of 34%.

     Provisions for Loan Losses

     The amount of the provision for loan losses is based on periodic (not less than quarterly) evaluations of the loan portfolio, especially nonperforming and other potential problem loans. During these evaluations, consideration is given to such factors as: management's evaluation of specific loans; the level and composition of nonperforming loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process conducted by the Company that is independent of the management of the Bank; expectations of future economic conditions and their impact on particular industries and individual borrowers; the market value of collateral; the strength of available guarantees; concentrations of credits; and other judgmental factors. The provision for loan losses for the six-month period ended June 30, 1998, was $300,000 compared to $60,000 for the six-month period ended June 30, 1997. This represents an increase of $240,000, or 400.0%. The increased provision in the six month period of 1998 was primarily a result of increased charge-offs during the first half of 1998, particularly in the area of indirect installment loans. In addition, the Company had net loan recoveries during the first half of 1997, requiring a lower provision for that time period. The provision for loan losses for the year ended December 31, 1997, was $250,000, compared to $201,000 for the previous year. The provision in 1997 represented an increase of $49,000, or 24.4%, from the 1996 provision. The higher provision in 1997 is due to increased charge-offs during 1997, primarily in the indirect installment loan portfolio. This situation was mitigated somewhat by the fact that the Company's classified loans have continued to decline, notwithstanding the acquisitions made during 1996 and 1997. The provision in 1996 represented a decrease of $5,000, or 2.4%, from the 1995 provision. The overall quality of the Company's loan portfolio has improved during the last several years.

     Noninterest Income

     Noninterest income increased $451,000, or 50.9%, from $886,000 for the six-month period ended June 30, 1997, to $1,337,000 for the six-month period ended June 30, 1998. Noninterest income increased $358,000, or 23.1%, from $1,551,000 in 1996 to $1,909,000 in 1997. The amount for 1996 increased $42,000, or 2.8%, from $1,509,000 in 1995.

     Service charges on deposit accounts and charges for other types of services are the major source of noninterest income to the Company. This source of income increased $235,000, or 31.8%, from $739,000 for the first six months of 1997 to $974,000 for the first six months of 1998. The increase was due to the acquisition of Crown Park during January 1997, service charges on the accounts of seven Albertson's grocery stores which began in October 1997 and an increase in rates on selected charges during the first quarter of 1998. This source of income increased $346,000, or 27.5%, from $1,259,000 for 1996 to $1,605,000 for
1997. Approximately 75% of the increase was attributable to the acquisition of Crown Park in January 1997. Service charge income increased $92,000, or 7.9%, from $1,167,000 for 1995 to $1,259,000 for 1996, primarily due to acquisitions and an increase in charges for checks drawn on insufficient funds.

     Trust fees from the operation of the trust department of the Bank increased $10,000, or 10.6%, from $94,000 for the first six months of 1997, to $104,000 for the first six months of 1998 primarily as a result of an overall increase in the value of assets under management of the trust department. Trust fees from trust operations increased $6,000, or 3.2%, from $189,000 in 1996 to $195,000 in 1997. Trust fees decreased $12,000, or 6.0%, from $201,000 during 1995 to $189,000 during 1996. The decrease in 1996 is due to a one-time $24,000 fee received for services performed as executor of an estate during 1995, which was partially offset by a one-time $5,000 fee received in 1996. The 1996 one-time fee caused the increase in 1997 to be less than it normally would have been because of an increase in the market value of assets under management.

     Securities with a carrying value of $193,000 were sold during 1997. There was no gain or loss recorded on such sale. Securities with a carrying value of $2,028,000 were sold during 1996. Net losses of $10,000 were recorded on the securities sold during 1996. There were no sales of securities during the first six months of 1998 or during 1995. The securities portfolio had an average life of approximately 1.45 years at June 30, 1998, approximately 1.32 years at December 31, 1997, and approximately 1.48 years at December 31, 1996.

     Other income is the sum of several components of other noninterest income including insurance premiums earned on automobiles financed through the Company's internal installment loan program, bankcard royalty income, check printing income and other sources of miscellaneous income. Other income increased $206,000, or 388.7%, from $53,000 for the first six months of 1997 to $259,000 for the corresponding period in 1998, primarily due to a significant increase in insurance premiums received during the first six months of 1998 on automobiles financed through the Company's installment lending program and an increase in check printing income. The Company also had a significant increase in income from investment services which it began offering during the second quarter of 1997. Other income increased $6,000, or 5.8%, from $103,000 in 1996 to $109,000 in 1997 due to the acquisition of Crown Park in January 1997. Other income decreased $38,000, or 27.0%, from $141,000 in 1995 to $103,000 for 1996, due to $25,000 in sales tax refunds that were received in 1995 and a net loss of $10,000 on sales of securities in 1996.

     Noninterest Expenses

     Noninterest expenses increased $479,000, or 12.1%, from $3,958,000 during the first six months of 1997 to $4,437,000 during the first six months of 1998. Noninterest expenses for the six-month period ended June 30, 1998, were higher than the same period for 1997 primarily as a result of the acquisition of Crown Park at the end of January 1997. Noninterest expenses increased $1,947,000, or 31.0%, from $6,290,000 in 1996 to $8,237,000 in 1997, primarily due to the acquisition of Crown Park. This acquisition accounted for approximately 80% of the increase. Noninterest expenses increased $48,000, or 0.8%, from $6,242,000 in 1995 to $6,290,000 in 1996, primarily due to increases in salaries and benefits and net occupancy expense, which were partially offset by decreases in various other categories of noninterest expense.

     Salaries and employee benefits rose $219,000, or 11.4%, from $1,926,000 for the six-month period ended June 30, 1997, to $2,145,000 for the corresponding period of 1998. The increase was primarily a result of the opening of two grocery store branches in October 1997 and one grocery store branch in May 1998, as well as overall salary increases. Salaries and benefits rose $888,000, or 28.8%, from $3,082,000 in 1996 to $3,970,000 in 1997. Approximately 79% of the
increase was a result of the acquisition of Crown Park in January 1997.
Salaries and employee benefits increased $233,000, or 8.2%, from $2,849,000 in 1995 to $3,082,000 in 1996. The increase was primarily a result of the acquisitions of Peoples National effective January 1, 1996, and Coastal Banc-- San Angelo effective May 27, 1996, and overall salary increases effective January 1, 1996.

     Net occupancy expense increased $57,000, or 13.9%, from $411,000 for the first six months of 1997 to $468,000 for the first six months of 1998. The increase is due primarily to the opening of the three additional branches noted above. Net occupancy expense increased $141,000, or 19.7%, from $716,000 in 1996 to $857,000 in 1997. The increase is due entirely to the acquisition of Crown Park. Net occupancy expense increased $73,000, or 11.4%, from $643,000 in 1995 to $716,000 in 1996. The increase is due primarily to a reduction in rental income received in 1996 as a result of the loss of two tenants in a Bank-owned building and the additional occupancy expense of the San Angelo branch acquired in May 1996.

     Equipment expense decreased $13,000, or 3.1%, from $415,000 for the first six months of 1997 to $402,000 for the first six months of 1998. The decrease was due to the expiration of operating leases on certain date processing equipment during the first six months of 1998. The equipment was purchased at the end of the leases for fair market value and the depreciation currently being recorded is less than the lease expense previously recorded. Equipment expense increased $171,000, or 25.8%, from $663,000 in 1996, to $834,000 in 1997.
Approximately three-fourths of this increase is the result of the Crown Park acquisition. Equipment expense decreased $60,000, or 8.3%, from $723,000 in 1995 to $663,000 for 1996. This decrease is the result of a significant amount of furniture, fixtures and equipment that became fully depreciated during the latter part of 1995 and the first quarter of 1996, thereby decreasing depreciation expense associated with such assets.

     Stationery, printing and supplies expense increased $22,000, or 12.0%, from $184,000 for the first six months of 1997 to $206,000 for the first six months of 1998, primarily due to the opening of the three grocery store branches noted above and acquisition of Crown Park effective January 28, 1997. Stationery, printing and supplies expense increased $131,000, or 45.5%, from $288,000 for 1996 to $419,000 for 1997, due primarily to the Crown Park acquisition and the opening of two supermarket bank branches in Abilene and Odessa. Stationery, printing and supplies expense increased $17,000, or 6.3%, from $271,000 for 1995 to $288,000 for 1996, primarily due to the acquisitions of Peoples National and Coastal Banc--San Angelo effective January 1, 1996, and May 27, 1996, respectively.

     Professional fees, which include legal and accounting fees, decreased $41,000, or 22.5%, from $182,000 during the first six months of 1997 to $141,000 for the corresponding period of 1998. The decrease was a result of increased legal fees incurred immediately after the acquisition related to Crown Park loans and legal fees incurred that were related to settlement of litigation during the first quarter of 1997, which resulted in recovery of approximately $108,000 of a previously charged off loan. Professional fees increased $29,000, or 9.5%, from $304,000 during 1996 to $333,000 during 1997. The entire increase was due to additional legal fees incurred by the Lubbock branch of the Bank, relating to collections of loans which had been made by management of Crown Park; otherwise professional fees would have decreased $40,000, or 13.2%. Professional fees decreased $150,000, or 33.0%, from $454,000 during 1995 to $304,000 for 1996. The decrease during 1996 was due to the payment of $205,000 in 1995 for legal fees and settlement expenses on the final settlement of certain litigation.

     The Company recorded $125,000 in expense during the second quarter of 1998 as a result of the settlement of potential litigation involving a bank that had been repossessed by a former subsidiary bank of the Company. See "Note 8:
Settlement of Potential Litigation" to the Company's Consolidated Financial Statements for the six month periods ended June 30, 1998 and 1997.

     Goodwill amortization was $57,000 for both the second quarter of 1998 and 1997, and increased $12,000, or 11.9%, from $101,000 for the first six months of 1997 to $113,000 for the first six months of 1998. Amortization expense of goodwill related to the acquisition of Crown Park on January 28, 1997, was the cause of the year-to-date increase.

     Net costs (revenues) applicable to real estate and other repossessed assets consists of expenses associated with holding and maintaining repossessed assets, the net gain or loss on the sales of such assets, the write-down of the carrying value of the assets and any rental income on such assets that is credited as a reduction in such expenses. The Company recorded net costs of $47,000 for the first six months of 1998, compared to net revenues of $40,000 for the first six months of 1997. The net revenues resulted primarily from gains on the sales during the first quarter of 1997 of two petroleum producing properties held by the Winters branch of the Bank. The Company recorded net costs of $23,000 in 1997 compared to net revenues of $24,000 in 1996 as a result of $52,000 of such expenses incurred by the Lubbock branch of the Bank during 1997. Net gains on sales of such assets totaled $58,000 for 1997, compared to $50,000 for 1996.
Net revenues of the Company were $24,000 in 1996 compared to net revenues of $7,000 in 1995 as a result of additional gains on sales of, and rental income received on, such assets.

     Other noninterest expense includes, among many other items, postage, due from bank account charges, data processing, armored car and courier fees, travel and entertainment, advertising, regulatory examination fees, directors' fees, dues and subscriptions, franchise taxes, and FDIC insurance premiums. These expenses increased $11,000, or 1.4%, from $779,000 for the first six months of 1997 to $790,000 for the first six months of 1998. These expenses increased $540,000, or 42.8%, from $1,261,000 during 1996 to $1,801,000 during 1997.
Approximately 71% of the increase was due to the acquisition of Crown Park in January 1997. These expenses decreased $48,000, or 3.7%, from $1,309,000 for 1995 to $1,261,000 for 1996. FDIC insurance premiums decreased $154,000 during 1996 as a result of a reduction by the FDIC of deposit insurance rates for banks. This decrease was partially offset by an increase in other expenses as a result of the acquisitions of Peoples National and Coastal Banc--San Angelo.

     Federal Income Taxes

     Due to the fact that the Company effected a quasi-reorganization as of December 31, 1989, utilization of any of the Company's net operating loss carryforwards subsequent to that date will not be credited to future income.
For periods prior to January 1, 1995, the tax effect of the utilization of the Company's net operating loss carryforwards was credited directly to additional paid-in capital. For periods subsequent to December 31, 1994, the tax effect of such utilization has been and will be credited against the Company's gross deferred tax asset. The Company accrued $564,000 and $538,000 in federal income taxes in the first six months of 1998 and 1997, respectively. The effective tax rate for the first six months of 1998 and 1997 were 36.7% and 33.8%, respectively. The lower effective rate for 1997 was a result of a $41,000 reduction in federal income tax expense due to an adjustment in the amount of the utilization of the Company's net operating loss carryforwards. The Company accrued $977,000, $753,000 and $582,000 in federal income taxes in 1997, 1996 and 1995, respectively. The 1997 amount was lowered by $112,000 as a result of a reduction made in the Company's deferred tax asset valuation allowance relating to Peoples National and Winters State based on the Company's trend of positive operating results.

     Impact of Inflation

     The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Because substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "--Analysis of Financial Condition--Interest Rate Sensitivity" below.

     Interest Rate Sensitivity

     Interest rate risk arises when an interest-earning asset matures or when such asset's rate of interest changes in a time frame different from that of the supporting interest-bearing liability. The Company seeks to minimize the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities on which interest rates could change in the same time frame in an attempt to reduce the risk of significant adverse effects on the Company's net interest income caused by interest rate changes. The Company does not attempt to match each interest-earning asset with a specific interest-bearing liability. Instead, as shown in the table below, it aggregates all of its interest-earning assets and interest-bearing liabilities to determine the difference between the two in specific time frames. This difference is known as the rate-sensitivity gap. A positive gap indicates that more interest-earning assets than interest-bearing liabilities mature in a time frame, and a negative gap indicates the opposite. Maintaining a balanced position will reduce the risk associated with interest rate changes, but it will not guarantee a stable interest rate spread since various rates within a particular time frame may change by differing amounts and in different directions. Management regularly monitors the interest sensitivity position and considers this position in its decisions with regards to interest rates and maturities for interest-earning assets acquired and interest-bearing liabilities accepted.

     The Company's objective is to maintain a ratio of interest-sensitive assets to interest-sensitive liabilities that is as balanced as possible. The following tables show that ratio to be 67.6% at the 90-day interval, 58.9% at the 180-day interval and 52.8% at the 365-day interval at June 30, 1998. Currently, the Company is in a liability-sensitive position at the three intervals. The Company had $75,098,000 of interest-bearing demand, savings and money market deposits at June 30, 1998, that are somewhat less rate-sensitive. Excluding these deposits, the Company's interest-sensitive ratio would have been 91.6% at the 365-day interval at June 30, 1998. The interest sensitivity position is presented as of a point in time and can be modified to some extent by management as changing conditions dictate.

     The following table shows the interest rate sensitivity position of the Company at June 30, 1998:


                                                                              VOLUMES
                                                 CUMULATIVE VOLUMES          SUBJECT TO
                                            SUBJECT TO REPRICING WITHIN      REPRICING
                                        -----------------------------------    AFTER
                                         90 DAYS    180 DAYS     365 DAYS      1 YEAR     TOTAL
                                        ---------  -----------  -----------  ----------  --------
Interest-earning assets:                                 (DOLLARS IN THOUSANDS)
 Federal funds sold...................  $ 29,200     $ 29,200     $ 29,200     $      0  $ 29,200
 Securities...........................     2,751        4,754        8,747       57,733    66,480
 Loans, net of unearned income........    42,055       46,605       55,648       85,161   140,809
                                        --------     --------     --------     --------  --------
  Total interest-earning assets.......    74,006       80,559       93,595      142,894   236,489
                                        --------     --------     --------     --------  --------
Interest-bearing liabilities:
 Demand, savings and money market
  deposits............................    75,098       75,098       75,098            0    75,098
 Time deposits........................    34,378       61,620      102,175       19,395   121,570
 Notes payable........................         1            2            4            0         4
                                        --------     --------     --------     --------  --------
  Total interest-bearing liabilities..   109,477      136,720      177,277       19,395   196,672
                                        --------     --------     --------     --------  --------
Rate-sensitivity gap(1)...............  $(35,471)    $(56,161)    $(83,682)    $123,499  $ 39,817
                                        ========     ========     ========     ========  ========

Rate-sensitivity ratio(2).............      67.6%        58.9%        52.8%
                                        ========     ========     ========

-----------------------

(1) Rate-sensitive interest-earning assets less rate-sensitive interest-bearing liabilities.
(2) Rate-sensitive interest-earning assets divided by rate-sensitive interest-bearing liabilities.

     The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 1997. Except for the effects of prepayments and scheduled principal amortization on mortgage related assets, the table presents principal cash flows and related weighted average interest rates by the contractual terms to maturity. Nonaccrual loans are included in the loan totals. All investments are classified as other than trading.

                                          YEAR ENDING DECEMBER 31,
                             ------------------------------------------------                             FAIR
                               1998      1999      2000      2001      2002     THEREAFTER    TOTAL       VALUE
                             --------   -------   -------   -------   -------   ----------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Fixed Rate Loans:
  Maturities...............  $ 44,640   $28,399   $20,292   $12,359   $ 3,725      $ 2,835   $112,250   $115,141
  Average interest rate....      8.88%     8.90%     8.99%     9.07%     9.03%        8.92%      8.93%

Adjustable Rate Loans:
  Maturities...............    12,850     6,370     4,701     2,915       910          857     28,603     28,603
  Average interest rate....      9.52%     9.95%     9.97%     9.97%     9.99%        9.87%      9.76%

Investments and Other
 Interest-earning Assets:
  Maturities...............    41,623    10,478    12,010    14,443    15,382          758     94,694     94,777
  Average interest rate....      5.63%     6.30%     6.23%     6.53%     6.70%        4.35%      6.08%

Total Interest-earning
 Assets:
  Maturities...............  $ 99,113   $45,247   $37,003   $29,717   $20,017      $ 4,450   $235,547   $238,521
  Average interest rate....      7.60%     8.45%     8.22%     7.92%     7.28%        8.32%      7.89%

Savings Deposits:
  Maturities...............  $      0   $     0   $     0   $     0   $     0      $13,201   $ 13,201   $ 13,201
  Average interest rate....        --%       --%       --%       --%       --%        3.21%      3.21%

NOW Deposits:
  Maturities...............         0         0         0         0         0       33,204     33,204     33,204
  Average interest rate....        --%       --%       --%       --%       --%        2.05%      2.05%

Money Market Deposits:
  Maturities...............         0         0         0         0         0       31,090     31,090     31,090
  Average interest rate....        --%       --%       --%       --%       --%        3.25%      3.25%

Certificates of Deposit:
  Maturities...............   108,810     8,482     1,785     1,139     1,222            0    121,438    121,724
  Average interest rate....      5.38%     5.69%     6.31%     5.79%     6.07%          --%      5.43%

Notes Payable:
  Maturities...............        57         0         0         0         0            0         57         57
  Average interest rate....      9.74%       --%       --%       --%       --%          --%      9.74%

Total Interest-bearing
 Liabilities:
  Maturities...............  $108,867   $ 8,482   $ 1,785   $ 1,139   $ 1,222      $77,495   $198,990   $199,276
  Average interest rate....      5.38%     5.69%     6.31%     5.79%     6.07%        2.73%      4.38%

     The Company assumed that 100% of savings, NOW and money market deposits at December 31, 1997, are core deposits and are, therefore, expected to roll off after five years. No roll-off is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

     In evaluating the Company's exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain other assets have features that restrict changes in interest rates, and prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

ANALYSIS OF FINANCIAL CONDITION

     Assets

     Total assets decreased $1,073,000, or 0.4%, from $264,574,000 at December 31, 1997 to $263,501,000 at June 30, 1998, primarily due to a slight decrease in the level of deposits noted below. Total assets increased $58,606,000, or 28.5%, from $205,968,000 at December 31, 1996, to $264,574,000 at December 31, 1997,
due to the acquisition of Crown Park, which had total assets of $60,420,000 at January 28, 1997, the date of acquisition. Total assets increased $20,484,000, or 12.8%, from $180,344,000 at year-end 1995 to $205,968,000 at December 31,
1996, primarily due to the overall growth in deposits at the Bank and the bank acquisitions made in 1996.

     Loan Portfolio

     Total loans, net of unearned income, decreased $44,000 from $140,853,000 at December 31, 1997, to $140,809,000 at June 30, 1998. The decrease during the first six months of 1998 was a result of a significant amount of payoffs received on the Company's indirect installment loans. This decrease was offset by a $7,878,000 increase in commercial and industrial loans and a $3,146,000 increase in other loans during the first six months of 1998. Total loans, net of unearned income, increased $48,836,000, or 53.1%, from $92,017,000 at December 31, 1996, to $140,853,000 at December 31, 1997. The increase during 1997 was due to the acquisition of Crown Park which had $41,688,000 in loans, net of unearned income, at the date of acquisition and overall internal loan growth at the Bank, primarily at the Lubbock and San Angelo branches.

     The Bank primarily makes installment loans to individuals and commercial loans to small to medium-sized businesses and professionals. The Bank offers a variety of commercial lending products including revolving lines of credit, letters of credit, working capital loans and loans to finance accounts receivable, inventory and equipment. Typically, the Bank's commercial loans have floating rates of interest, are for varying terms (generally not exceeding five years), are personally guaranteed by the borrower and are collateralized by accounts receivable, inventory or other business assets.

     The Bank has an installment loan program whereby it purchases automobile loans from automobile dealerships in its West Texas market area. Under this program, an automobile dealership will agree to make a loan to a prospective customer to finance the purchase of a new or used automobile. The different financial institutions that have a pre-established relationship with the particular dealership review the transaction, including the credit history of the prospective borrower, and decide if they would agree to purchase the loan from the dealership and, if so, at what rate of interest. The dealership selects the financial institution to which it decides to sell the loan. The financial institution purchasing the loan has a direct loan to the borrower collateralized by the automobile, and the dealership realizes a profit based on the difference between the interest rate quoted to the buyer by the dealership and the interest rate at which the loan is purchased by the financial institution. At June 30, 1998, December 31, 1997, and December 31, 1996, the Company had approximately $39,655,000, $50,052,000 and $33,188,000 net of unearned income, respectively, of this type of loan outstanding. The decrease in the first six months of 1998 was a result of a significant amount of payoffs received on the Company's indirect installment loans. The increase from 1996 to 1997 was due to the acquisition of Crown Park, which had instituted its own indirect installment lending program prior to being acquired by the Company. The Bank's current goal is to reduce the percentage of installment loans to total loans and to increase the percentage of commercial loans to total loans.

  The following table presents the Company's loan balances at the dates indicated separated by loan type:


                                     JUNE 30,                 DECEMBER 31,
                                               ---------------------------------------------
                                       1998      1997     1996      1995     1994     1993
                                     --------  --------  -------  -------   -------  -------
                                                       (DOLLARS IN THOUSANDS)
Loans to individuals...............  $ 56,431  $ 67,453  $46,975   $42,142  $43,113  $28,538
Real estate loans..................    43,944    44,569   26,233    23,265   22,760   22,658
Commercial and industrial loans....    32,062    24,184   18,430    17,236   16,702   16,723
Other loans........................     9,254     6,109    2,626     2,638    2,943    4,322
                                     --------  --------  -------   -------  -------  -------
  Total loans......................   141,691   142,315   94,264    85,281   85,518   72,241
Less unearned income...............       882     1,462    2,247     3,354    4,212    2,594
                                     --------  --------  -------   -------  -------  -------

    Loans, net of unearned income..  $140,809  $140,853  $92,017   $81,927  $81,306  $69,647
                                     ========  ========  =======   =======  =======  =======

     Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans at June 30, 1998, except for those set forth in the above table. The Bank had no loans outstanding to foreign countries or borrowers headquartered in foreign countries at June 30, 1998.

     Management of the Bank may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. The Company requires payment of accrued interest in such instances and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.

     The following table presents the distribution of the maturity of the Company's loans and the interest rate sensitivity of those loans, excluding loans to individuals, at June 30, 1998. The table also presents the portion of loans that have fixed interest rates or interest rates that fluctuate over the life of the loans in accordance with changes in the interest rate environment as represented by the prime rate.

                                                  ONE TO    OVER     TOTAL
                                        ONE YEAR   FIVE     FIVE    CARRYING
                                        AND LESS   YEARS    YEARS    VALUE
                                        --------  -------  -------  --------
                                               (DOLLARS IN THOUSANDS)
     Real estate loans................   $ 6,152  $29,942  $ 7,850   $43,944
     Commercial and industrial loans..    15,795   10,679    5,588    32,062
     Other loans......................     8,412      621      221     9,254
                                         -------  -------  -------   -------
      Total loans.....................   $30,359  $41,242  $13,659   $85,260
                                         =======  =======  =======   =======

     With fixed interest rates........   $11,151  $30,824  $ 6,789   $48,764
     With variable interest rates.....    19,208   10,418    6,870    36,496
                                         -------  -------  -------   -------
      Total loans.....................   $30,359  $41,242  $13,659   $85,260
                                         =======  =======  =======   =======

     Loan Review Process

     The Company follows a loan review program to evaluate the credit risk in its loan portfolio. Through the loan review process, the Bank maintains an internally classified loan list that, along with the list of nonperforming loans discussed below, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off. At June 30, 1998, substandard loans totaled $757,000, of which $135,000 were loans designated as nonaccrual or 90 days past due, and there were no doubtful or loss loans. At December 31, 1997, substandard loans totaled $941,000, of which $122,000 were loans designated as nonaccrual, 90 days past due or restructured, and there was one $16,000 doubtful loan, which was currently performing. There were no loss loans.

     In addition to the internally classified loans, the Bank also has a "watch list" of loans that further assists the Bank in monitoring its loan portfolio.
A loan is included on the watch list if it demonstrates one or more deficiencies requiring attention in the near term or if the loan's ratios have weakened to a point where more frequent monitoring is warranted. These loans do not have all the characteristics of a classified loan (substandard, doubtful or loss), but do have weakened elements as compared with those of a satisfactory credit. Management of the Bank reviews these loans to assist in assessing the adequacy of the allowance. Substantially all of the loans on the watch list at June 30, 1998, and December 31, 1997, were current and paying in accordance with loan terms. At June 30, 1998, watch list loans totaled $1,204,000 (including $383,000 of loans guaranteed by U.S. governmental agencies). Of the total loans on the watch list, at June 30, 1998, there were $572,000 of the loans involved borrowers who had filed Chapter 13 bankruptcy and the Bank was awaiting finalization of the individual borrowers' bankruptcy plans. At December 31, 1997, watch list loans totaled $1,271,000 (including $489,000 of loans guaranteed by U.S. governmental agencies). At such date, $75,000 of loans on the watch list were designated as 90 days past due. All of these loans involved borrowers who had filed Chapter 13 bankruptcy and the Bank was awaiting finalization of the individual borrowers' bankruptcy plans. In addition, at June 30, 1998 and December 31, 1997, $116,000 and $88,000, respectively, of loans not classified and not on the watch list were designated as restructured loans.

     Nonperforming Assets

     Nonperforming loans consist of nonaccrual, past due and restructured loans. A past due loan is an accruing loan that is contractually past due 90 days or more as to principal or interest payments. Loans on which management does not expect to collect interest in the normal course of business are placed on nonaccrual or are restructured. When a loan is placed on nonaccrual, any interest previously accrued but not yet collected is reversed against current income unless, in the opinion of management, the outstanding interest remains collectible. Thereafter, interest is included in income only to the extent of cash received. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled.

     A "troubled debt restructuring" is a restructured loan upon which interest accrues at a below market rate or upon which certain principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is accrued based upon the new loan terms.

     Nonperforming loans are fully or substantially collateralized by assets, with any excess of loan balances over collateral values allocated in the allowance. Assets acquired through foreclosure are carried at the lower of cost or estimated fair value, net of estimated costs of disposal, if any. See "-- Analysis of Financial Condition--Other Real Estate and Other Repossessed Assets" below.

     The following table lists nonaccrual, past due and restructured loans and other real estate and other repossessed assets at June 30, 1998, and at year-end for each of the past five years.

                                                           DECEMBER 31,
                                  JUNE 30,  --------------------------------------
                                    1998     1997    1996    1995    1994    1993
                                  --------  ------  ------  ------  ------  ------
                                                 (dollars in thousands)
Nonaccrual loans................     $  57  $   70  $  82    $ 204  $  48   $1,646
Accruing loans contractually
  past due over 90 days.........        78     121     41       23     26      293
Restructured loans..............        87     104     73       65     80      195
Other real estate and other
  repossessed assets............       253     739    389      337    631      803
                                     -----  ------  -----    -----  -----   ------

    Total nonperforming assets..     $ 475  $1,034  $ 585    $ 629  $ 785   $2,937
                                     =====  ======  =====    =====  =====   ======

     The gross interest income that would have been recorded in the first six months of 1998 on the Company's nonaccrual loans if such loans had been current, in accordance with the original terms thereof and had been outstanding throughout the period or, if shorter, since origination, was approximately $4,000. No interest was actually recorded (received) on loans that were on nonaccrual during the first six months of 1998. The gross interest income that would have been recorded in 1997 on the Company's nonaccrual loans if such loans had been current, in accordance with the original terms thereof and had been outstanding throughout the period or, if shorter, since origination, was approximately $16,000. A total of $2,000 in interest on nonaccrual loans was actually recorded (received) during 1997.

     A potential problem loan is defined as a loan where information about possible credit problems of the borrower is known, causing management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in the inclusion of such loan in one of the nonperforming asset categories. The Company does not believe it has any potential problem loans other than these reported in the above table.

     Other Real Estate and Other Repossessed Assets

     Other real estate and other repossessed assets consist of real property and other assets unrelated to banking premises or facilities. Income derived from other real estate and other repossessed assets, if any, is generally less than that which would have been earned as interest at the original contract rates on the related loans. At June 30, 1998, other real estate and other repossessed assets had an aggregate book value of $253,000. Other real estate and other repossessed assets decreased $486,000, or 65.8%, during the first six months of 1998, primarily due to the sale of a parcel of real estate for $357,000 and a reduction in the number of repossessed automobiles held by the Company. Of the June 30, 1998 balance, $143,000 represented 16 repossessed automobiles and $110,000 represented three commercial and two residential properties. The largest individual parcel of real estate is carried at $72,000. At December 31, 1997, 1996 and 1995, other real estate and other repossessed assets had an aggregate book value of $739,000, $389,000 and $337,000, respectively. Other real estate and other repossessed assets increased $350,000, or 90.0%, during 1997 due to the acquisition of Crown Park. At the date of acquisition, Crown Park had a total of $456,000 in other real estate and other repossessed assets. The December 31, 1997, balance of $739,000 included three commercial properties ($391,000), 38 repossessed automobiles ($302,000) and five residential properties ($46,000). Of the December 31, 1996, balance, $204,000 represented 19 repossessed automobiles, $103,000 represented four commercial properties and $82,000 represented three residential properties.

     Allowance for Possible Loan Losses

     Implicit in the Company's lending activities is the fact that loan losses will be experienced and that the risk of loss will vary with the type of loan being made and the creditworthiness of the borrower over the term of the loan. To reflect the currently perceived risk of loss associated with the Company's loan portfolio, additions are made to the Company's allowance for possible loan losses (the "allowance"). The allowance is created by direct charges against income (the "provision" for loan losses), and the allowance is available to absorb possible loan losses. See "--Results of Operations--Provision for Loan Losses" above.

     The amount of the allowance equals the cumulative total of the provisions made from time to time, reduced by loan charge-offs and increased by recoveries of loans previously charged off. The Company's allowance was $1,121,000, or 0.80%, of loans, net of unearned income, at June 30, 1998. The Company's allowance was $1,173,000, or 0.83% of loans, net of unearned income, at December 31, 1997, compared to $793,000, or 0.86% of loans, net of unearned income, at December 31, 1996, and $759,000, or 0.93% of loans, net of unearned income, at December 31, 1995. The increase in the balance of the allowance from December 31, 1996, to December 31, 1997, was a result of the acquisition of Crown Park, which had an allowance of $395,000 at the date of acquisition. The reduction in the ratio of the allowance to total loans, net of unearned income, is primarily due to the improvement in the overall credit quality of the Company's loan portfolio.

     Credit and loan decisions are made by management and the board of directors of the Bank in conformity with loan policies established by the board of directors of the Company. The Company's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan's classification as a loss by regulatory examiners or for other reasons. The Company charged off $398,000 loans during the first six months of 1998. These charge-offs were concentrated in the following categories: loans to individuals--$355,000, or 89.2%, and real estate loans--$40,000, or 10.1%. The Company charged off $581,000 in loans during 1997. Charge-offs for 1997 were concentrated in the following categories: loans to individuals--$457,000, or 78.7%, and commercial and industrial--$107,000, or 18.4%. Charge-offs on two commercial and industrial loans totaled $80,000, or 13.8%, of total charge-offs. All but $44,000 of the remaining $501,000 in charge-offs were installment loans, of which $424,000 represented indirect loans secured by automobiles. Recoveries during the first six months of 1998 were $46,000. Recoveries during 1997 were $316,000 and were concentrated in the following categories: commercial and industrial--$220,000, or 69.6%, loans to individuals--$60,000, or 19.0%, and real estate--$35,000, or 11.1%. Recoveries of $218,000 on four commercial and industrial loans, and $32,000 on one real estate loan accounted for 79.1% of total recoveries during 1997.

     The following table presents the provisions, loans charged off and recoveries of loans previously charged off, the amount of the allowance, average loans outstanding and certain pertinent ratios for the six-month period ended June 30, 1998 and for the last five years.


                                                                                DECEMBER
                                        JUNE 30,   ----------------------------------------------------------
                                          1998      1997(1)      1996(2)       1995        1994       1993(3)
                                        ---------  --------     --------     --------    --------    --------
  Analysis of allowance for possible                           (DOLLARS IN THOUSANDS)
  loan losses:
Balance at beginning of period........  $  1,173   $    793     $   759      $   817     $   896     $   617
    Provision for loan losses.........       300        250         201          206         147         154
    Acquisition of subsidiary.........         0        395         149            0           0         233
                                        --------   --------     -------      -------     -------     -------
                                           1,473      1,438       1,109        1,023       1,043       1,004
                                        --------   --------     -------      -------     -------     -------
Loans charged off:
    Loans to individuals..............       355        457         231          297         150          88
    Real estate loans.................        40          6         100           72         119          68
    Commercial and industrial loans...         3        107          58            7          32          69
    Other loans.......................         0         11           0            0          77          16
                                        --------   --------     -------      -------     -------     -------
      Total charge-offs...............       398        581         389          376         378         241
                                        --------   --------     -------      -------     -------     -------

Recoveries of loans previously
  charged off:
    Loans to individuals..............        21         60          28           43          45          28
    Real estate loans.................        15         35          20            2           0           4
    Commercial and industrial loans...        10        220          25           52          48          84
    Other loans.......................         0          1           0           15          59          17
                                        --------   --------     -------      -------     -------     -------
      Total recoveries................        46        316          73          112         152         133
                                        --------   --------     -------      -------     -------     -------

        Net loans charged off.........       352        265         316          264         226         108
                                        --------   --------     -------      -------     -------     -------

          Balance at end of period....  $  1,121   $  1,173     $   793      $   759     $   817     $   896
                                        ========   ========     =======      =======     =======     =======

Average loans outstanding,
  net of unearned income..............  $139,564   $132,891     $85,880      $82,302     $74,727     $59,767
                                        ========   ========     =======      =======     =======     =======
Ratio of net loan charge-offs to
  average loans, net of unearned
  income..............................      0.50%      0.20%       0.37%        0.32%       0.30%       0.18%
                                        ========   ========     =======      =======     =======     =======
Ratio of allowance for possible
  loan losses to total loans, net of
  unearned income, at end of period...      0.80%      0.83%       0.86%        0.93%       1.00%       1.29%
                                        ========   ========     =======        =======   =======     =======

-----------------------
(1) Average loans, net of unearned income, for 1997 include the average loans, net of unearned income, of Crown Park from January 28 through December 31, 1997.
(2) Average loans, net of unearned income, for 1996 include the average loans, net of unearned income, of Peoples National from January 1 through December 31, 1996, and of Coastal Banc--San Angelo from May 27 through December 31, 1996.
(3) Average loans, net of unearned income, for 1993 include the average loans, net of unearned income, of Winters State from August 31 through December 31, 1993.

     Foreclosures on defaulted loans result in the Company acquiring other real estate and other repossessed assets. Accordingly, the Company incurs other expenses, specifically net costs applicable to other real estate and other repossessed assets, in maintaining, insuring and selling such assets. The Bank attempts to convert nonperforming loans into interest-earning assets, although usually at a lower dollar amount than the face value of such loans, either through liquidation of the collateral securing the loan or through intensified collection efforts.

     As the economies of the Bank's market areas over the past several years have recovered and stabilized, there has been a steady reduction in the amount of the provision, as a percentage of average loans outstanding, necessary to maintain an adequate balance in the allowance. This reflects management's assessment of the continued reduction of credit risks associated with the loan portfolio.

     The amount of the allowance is established by management based upon estimated risks inherent in the existing loan portfolio. Management reviews the loan portfolio on a continuing basis to evaluate potential problems. This review encompasses management's estimate of current economic conditions and the potential impact on various industries, prior loan loss experience and financial conditions of individual borrowers. Loans that have been specifically identified as problem or nonperforming loans are reviewed on at least a quarterly basis, and management critically evaluates the prospect of ultimate losses arising from such loans, based on the borrower's financial condition and the value of available collateral. When a risk can be specifically quantified for a loan, that amount is specifically allocated in the allowance. In addition, the Company allocates the allowance based upon the historical loan loss experience of the different types of loans. Despite such allocation, both the allocated and unallocated portions of the allowance are available for charge-offs of all loans.

     The following table shows the allocations in the allowance and the respective percentages of each loan category to total loans at June 30, 1998, and at year-end for each of the past five years.

                                                                              DECEMBER 31,
                                                            ------------------------------------------------
                                        JUNE 30, 1998                1997                     1996
                                   -----------------------  -----------------------  -----------------------
                                               PERCENT OF               PERCENT OF               PERCENT OF
                                   AMOUNT OF    LOANS BY    AMOUNT OF    LOANS BY    AMOUNT OF    LOANS BY
                                   ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO
                                   ALLOCATED   LOANS, NET   ALLOCATED   LOANS, NET   ALLOCATED   LOANS, NET
                                      TO      OF UNEARNED      TO      OF UNEARNED      TO      OF UNEARNED
                                   CATEGORY      INCOME     CATEGORY      INCOME     CATEGORY      INCOME
                                   ---------  ------------  ---------  ------------  ---------  ------------
                                                            (DOLLARS IN THOUSANDS)
Loans to individuals.............     $  549         39.4%     $  570         46.8%       $323         48.6%
Real estate loans................         67         31.2          52         31.6         128         28.5
Commercial and industrial loans..        149         22.8         193         17.2          97         20.0
Other loans......................         29          6.6          28          4.4          43          2.9
                                      ------        -----      ------        -----        ----        -----
 Total allocated.................        794        100.0%        843        100.0%        591        100.0%
                                                    =====                    =====                    =====
 Unallocated.....................        327                      330                      202
                                      ------                   ------                     ----
  Total allowance for possible
   loan losses...................     $1,121                   $1,173                     $793
                                      ======                   ======                     ====

                                                                DECEMBER 31,
                                   ------------------------------------------------------------------------
                                           1995                     1994                     1993
                                   ----------------------   ----------------------   ----------------------
                                              PERCENT OF               PERCENT OF               PERCENT OF
                                   AMOUNT OF   LOANS BY     AMOUNT OF   LOANS BY     AMOUNT OF   LOANS BY
                                   ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO   ALLOWANCE  CATEGORY TO
                                   ALLOCATED  LOANS, NET    ALLOCATED  LOANS, NET    ALLOCATED  LOANS, NET
                                      TO      OF UNEARNED      TO      OF UNEARNED      TO      OF UNEARNED
                                   CATEGORY     INCOME      CATEGORY     INCOME      CATEGORY     INCOME
                                   ---------  -----------   ---------  -----------   ---------  -----------
                                                            (DOLLARS IN THOUSANDS)
Loans to individuals.............     $  136         47.4%     $  207         47.8%       $178         37.3%
Real estate loans................        197         28.4         165         28.0         272         32.5
Commercial and industrial loans..         96         21.0         122         20.5         212         24.0
Other loans......................         59          3.2          68          3.7         108          6.2
                                      ------        -----      ------        -----        ----        -----
 Total allocated.................        488        100.0%        562        100.0%        770        100.0%
                                                    =====                    =====                    =====
 Unallocated.....................        271                      255                      126
                                      ------                   ------                     ----
  Total allowance for possible
    loan losses..................     $  759                   $  817                     $896
                                      ======                   ======                     ====

     Cash and Cash Equivalents

     The amount of cash and cash equivalents increased $2,893,000, or 7.3%, from $39,418,000 at December 31, 1997, to $42,311,000 at June 30, 1998, due to
maturities of securities, which were greater than purchases of securities, during the first six months of 1998 and an increased amount of funds that were invested temporarily in federal funds sold at June 30, 1998. At December 31, 1997, the Company had $39,418,000 in cash and cash equivalents, up from $29,958,000 at December 31, 1996, due to a decreased amount of funds being invested in investment securities as a result of the current interest rate environment. During 1996, cash and cash equivalents decreased $4,801,000, or 13.8%, from the December 31, 1995 balance of $34,759,000. Cash and cash equivalents averaged $47,100,000 and $26,121,000 for the six-month periods ended June 30, 1998 and 1997, respectively, and $27,520,000, $26,557,000 and
$38,142,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Securities

     Securities decreased $3,314,000, or 4.7%, from $69,794,000 at December 31, 1997, to $66,480,000 at June 30, 1998. The decrease in the first six months 1998 is due to funds from maturities of securities being invested temporarily in federal funds sold. Securities decreased $5,358,000, or 7.1%, from $75,152,000 at December 31, 1996, to $69,794,000 at December 31, 1997. The decrease in 1997 was due primarily to lower interest rates that were being paid on securities during the fourth quarter of 1997. As a result, more of the Company's available funds were being invested temporarily in federal funds sold.

     The board of directors of the Bank reviews all securities transactions monthly and the securities portfolio periodically. The Company's current investment policy provides for the purchase of U.S. Treasury securities and federal agency securities having maturities of five years or less and for the purchase of state, county and municipal agencies' securities with maximum maturities of ten years. The weighted average maturity of the Company's securities portfolio at June 30, 1998 was 1.45 years. The Company's policy is to maintain a securities portfolio with a mixture of securities classified as held-to-maturity and available-for-sale with staggered maturities to meet its overall liquidity needs. Municipal securities must be rated A or better. Certain school district issues, however, are acceptable with a Baa rating. Securities totaling $26,332,000 were classified as available-for-sale and are carried at fair value at June 30, 1998. At such date, securities totaling $40,148,000 were classified as held-to-maturity and are carried at amortized cost. During the second quarter of 1997, the Company sold $193,000 of investments classified as available-for-sale. No gain or loss was recognized on the sale of such investments. Securities totaling $22,501,000 were classified as available-for-sale and were carried at fair value at December 31, 1997. Securities totaling $47,293,000 were classified as held-to-maturity and were carried at amortized cost. The securities portfolio had an average life of approximately 1.32 years at December 31, 1997, compared to approximately 1.48 years at December 31, 1996. The decision to sell securities classified as available-for-sale is based upon management's assessment of changes in economic or financial market conditions.

     Certain of the Company's securities are pledged to secure public and trust fund deposits and for other purposes required or permitted by law. At June 30, 1998, the book value of U.S. Government and other securities so pledged amounted to $10,473,000, or 15.8% of the total securities portfolio.

  The following table summarizes the amounts and the distribution of the Company's investment securities held at the dates indicated:

                                                                   DECEMBER 31,
                                                 -------------------------------------------------
                                 JUNE 30, 1998        1997             1996             1995
                                ---------------  ---------------  ---------------  ---------------
                                AMOUNT     %     AMOUNT     %     AMOUNT     %     AMOUNT     %
                                -------  ------  -------  ------  -------  ------  -------  ------
                                                      (DOLLARS IN THOUSANDS)
Carrying value:
  U.S. Treasury securities....  $15,372   23.1%  $21,292   30.5%  $35,143   46.8%  $32,295   57.8%
  Obligations of other U.S.
    Government agencies and
    corporations..............   39,535   59.5    36,122   51.8    29,928   39.8    23,009   41.2
  Mortgage-backed securities..   10,145   15.2    11,622   16.7     9,438   12.6       160    0.2
  Obligations of states and
    political subdivisions....      844    1.3       175    0.2       200    0.2         0     --
  Other securities............      584    0.9       583    0.8       443    0.6       443    0.8
                                -------  -----   -------  -----   -------  -----   -------  -----

     Total securities.........  $66,480  100.0%  $69,794  100.0%  $75,152  100.0%  $55,907  100.0%
                                =======  =====   =======  =====   =======  =====   =======  =====

     Total fair value.........  $66,570          $69,877          $75,062          $56,130
                                =======          =======          =======          =======

     The fair value of held-to-maturity securities is usually different from the reported carrying value of such securities due to interest rate fluctuations that cause market valuations to change.

     The following table provides the maturity distribution and weighted average interest rates of the Company's total securities portfolio at June 30, 1998. The yield has been computed by relating the forward income stream on the securities, plus or minus the anticipated amortization of premium or accretion of discount, to the book value of the securities. The book value of available-for-sale securities is their fair value. The book value of held-to-maturity securities is their cost, adjusted for previous amortization or accretion. The restatement of the yields on tax-exempt securities to a fully taxable-equivalent basis has been computed assuming a tax rate of 34%.


                                                                          ESTIMATED  WEIGHTED
                                                     PRINCIPAL  CARRYING    FAIR      AVERAGE
    TYPE AND MATURITY GROUPING AT JUNE 30, 1998       AMOUNT     VALUE      VALUE      YIELD
---------------------------------------------------  ---------  --------  ---------  ---------
                                                             (DOLLARS IN THOUSANDS)
U.S. Treasury securities:
 Within one year...................................    $ 6,250   $ 6,269    $ 6,269      5.67%
 After one but within five years...................      9,000     9,103      9,104      5.79
                                                       -------   -------    -------      ----
   Total U.S. Treasury securities..................     15,250    15,372     15,373      5.74
                                                       -------   -------    -------      ----

Obligations of other U.S. Government agencies and
 corporations:
  Within one year..................................      2,500     2,485      2,497      6.48
  After one but within five years..................     37,000    37,050     37,084      6.16
                                                       -------   -------    -------      ----
   Total obligations of U.S. Government agencies
     and corporations..............................     39,500    39,535     39,581      6.18
                                                       -------   -------    -------      ----

Mortgage-backed securities.........................     10,038    10,145     10,174      6.16
                                                       -------   -------    -------      ----

Obligations of states and political subdivisions:
 Within one year...................................          0         0          0        --
 After one but within five years...................          0         0          0        --
 After five but within ten years...................        445       447        457      7.30
 After ten years...................................        400       397        401      6.98
                                                       -------   -------    -------      ----
   Total obligations of states and political
     subdivisions..................................        845       844        858      7.15
                                                       -------   -------    -------      ----

Other securities:
 Within one year...................................          0         0          0        --
 After one but within five years...................          0         0          0        --
 After five but within ten years...................          0         0          0        --
 After ten years...................................        584       584        584      3.96
                                                       -------   -------    -------      ----
   Total other securities..........................        584       584        584      3.96
                                                       -------   -------    -------      ----

     Total securities..............................    $66,217   $66,480    $66,570      6.04%
                                                       =======   =======    =======      ====

     Goodwill

     Goodwill decreased $113,000, or 3.6%, from $3,159,000 at December 31, 1997 to $3,046,000 at June 30, 1998. This decrease was due entirely to goodwill amortization expense recorded during the first half of 1998. The goodwill recorded from all of the recent acquisitions made by the Company is being amortized over a period of 15 years.

     Other Assets

     The most significant component of other assets at June 30, 1998, and December 31, 1997 and 1996, is a net deferred tax asset of $1,022,000, $1,282,000 and $1,664,000, respectively. The balance of other assets decreased $99,000, or 4.8%, to $1,959,000 at June 30, 1998, from $2,058,000 at December
31, 1997, primarily as a result of the
utilization of a portion of the Company's tax credit carryforwards. The balance of other assets decreased $194,000, or 8.6%, to $2,058,000 at December 31, 1997, from $2,252,000 at December 31, 1996, primarily as a result of a decrease in the Company's net deferred tax asset due principally to the utilization of a portion of the Company's net operating loss carryforwards.

     Deposits

     The Bank's lending and investing activities are funded almost entirely by core deposits, 49.5% of which are demand, savings and money market deposits at June 30, 1998. Total deposits decreased $1,837,000, or 0.8%, from $242,801,000 at December 31, 1997, to $240,964,000 at June 30, 1998. Total deposits increased $53,226,000, or 28.1%, from $189,575,000 at December 31, 1996, to $242,801,000 at December 31, 1997. The increase is due to the purchase of Crown Park, which had $53,604,000 in total deposits at the date of acquisition. Decreases in deposits at the Lubbock branch subsequent to the date of acquisition were offset by an aggregate increase in deposits at the Bank's remaining branches. The Bank does not have any brokered deposits.

     The following table presents the average amounts of and the average rate paid on deposits of the Company for the six-month period ended June 30, 1998, and for each of the last three years:

                                 SIX-MONTH
                                PERIOD ENDED                       YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------------
                               JUNE 30, 1998          1997(1)             1996(2)               1995
                             ------------------  ------------------  ------------------  ------------------
                             AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                              AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE
                             --------  --------  --------  --------  --------  --------  --------  --------
                                                                (DOLLARS IN THOUSANDS)
Noninterest-bearing
 demand deposits...........  $ 42,996       --%  $ 40,328      -- %  $ 30,093      -- %  $ 29,019      -- %
Interest-bearing demand,
 savings and money
 market deposits...........    77,458     2.63     75,833     2.69     57,847     2.41     53,391     2.35
Time deposits of less
 than $100,000.............    83,027     5.31     84,267     5.36     64,112     5.42     52,452     5.41
Time deposits of $100,000
 or more...................    39,488     5.39     36,951     5.54     27,953     5.39     19,685     5.61
                             --------     ----   --------     ----   --------     ----   --------     ----

  Total deposits...........  $242,969     3.53%  $237,379     3.62%  $180,005     3.55%  $154,547     3.36%
                             ========     ====   ========     ====   ========     ====   ========     ====

-----------------------
(1) The average amounts and average rates paid on deposits for the year ended December 31, 1997, include the averages of Crown Park from January 28 through December 31, 1997.

(2) The average amounts and average rates paid on deposits for the year ended December 31, 1996, include the averages of Peoples National and Coastal Banc--San Angelo from January 1 and May 27 (the respective dates of acquisition of such companies) through December 31, 1996.

     The maturity distribution of time deposits of $100,000 or more at June 30, 1998, and at December 31, 1997, is presented below:

                                                      JUNE 30, 1998       DECEMBER 31, 1997
                                                      -------------       -----------------
                                                           (DOLLARS IN THOUSANDS)
          3 months or less..........................     $11,394               $13,669
          Over 3 through 6 months...................      10,458                 8,945
          Over 6 through 12 months..................      14,111                12,852
          Over 12 months............................       2,634                 2,905
                                                         -------               -------

           Total time deposits of $100,000 or more..     $38,597               $38,371
                                                         =======               =======

     The Bank experiences relatively limited reliance on time deposits of $100,000 or more. Time deposits of $100,000 or more are a more volatile and costly source of funds than other deposits and are most likely to affect the Company's future earnings because of interest rate sensitivity. At June 30, 1998, deposits of $100,000 or more represented approximately 14.6% of the Company's total assets. At December 31, 1997, deposits of $100,000 or more represented 14.5% of the Company's total assets, compared to 14.4% of the Company's total assets at December 31, 1996.

     Selected Financial Ratios

     The following table presents selected financial ratios for the six-month periods ended June 30, 1998 and 1997 (annualized), and for each of the last three fiscal years:

                                                   SIX-MONTH PERIOD
                                                    ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                                                   ----------------      ----------------------------------
                                                    1998     1997         1997(1)      1996(2)        1995
                                                   -------  -------      --------     ---------     --------
Net income to:
  Average assets.................................    0.73%    0.83%         0.82%         0.72%        0.67%
  Average interest-earning assets................    0.82     0.91          0.90           0.79        0.73
  Average shareholders' equity...................    9.26    11.42         10.95           9.89        8.99
Dividend payout (3) to:
  Net income.....................................   20.35    15.96         17.30          13.85       10.34
  Average shareholders' equity...................    1.88     1.82          1.89           1.37        0.93
Average shareholders' equity to:
  Average total assets...........................    7.92     7.24          7.45           7.33        7.43
  Average loans (4)..............................   15.06    14.57         14.50          16.74       15.30
  Average total deposits.........................    8.65     7.88          8.12           7.99        8.15
Average interest-earning assets to:
  Average total assets...........................   89.52    90.86         90.36          91.87       91.56
  Average total deposits.........................   97.81    98.88         98.55         100.11      100.44
  Average total liabilities......................   97.22    97.96         97.63          99.13       98.91
Ratio to total average deposits of:
  Average loans (4)..............................   57.44    54.11         55.98          47.71       53.25
  Average noninterest-bearing deposits...........   17.70    16.77         16.99          16.72       18.78
  Average interest-bearing deposits..............   82.30    83.23         83.01          83.28       81.22
Total interest expense to total interest income..   46.48    47.35         47.25          47.51       44.38
Efficiency ratio (5).............................   68.17    69.45         69.09          72.78       76.56

-----------------------
(1) Average balance sheet and income statement items for 1997 include the averages for Crown Park from January 28 through December 31, 1997.

(2) Average balance sheet and income statement items for 1996 include the averages for Peoples National and Coastal Banc--San Angelo from January 1 and May 27 (the respective dates of acquisition of such companies) through December 31, 1996.
(3)  Dividends for Common Stock only.
(4)  Before allowance for possible loan losses.
(5) Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate and other repossessed assets divided by the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.

LIQUIDITY

     Bank

     Liquidity with respect to a financial institution is the ability to meet its short-term needs for cash without suffering an unfavorable impact on its on-going operations. The need for the Bank to maintain funds on hand arises principally from maturities of short-term borrowings, deposit withdrawals, customers' borrowing needs and the maintenance of reserve requirements. Liquidity with respect to a financial institution can be met from either assets or liabilities. On the asset side, the primary sources of liquidity are cash and due from banks, federal funds sold, maturities of securities and scheduled repayments and maturities of loans. The Bank maintains adequate levels of cash and near-cash investments to meet its day-to-day needs. Cash and due from banks averaged $13,309,000, $11,051,000 and $7,151,000 during the six months ended June 30, 1998, and during the years ended December 31, 1997 and 1996, respectively. These amounts comprised 5.1%, 4.3% and 3.6% of average total assets during the six months ended June 30, 1998, and during the years ended December 31, 1997 and 1996, respectively. The average level of securities and federal funds sold was $98,091,000, $101,035,000 and $94,326,000 during the six months ended June 30, 1998, and during the years ended December 31, 1997 and 1996, respectively. The increases from 1996 to 1997 were primarily due to the acquisition of Crown Park on January 28, 1997.

     The Bank sold securities classified as available-for-sale with a book value of $193,000 during the year ended December 31, 1997. The Bank sold securities with a book value of $2,028,000 during the year ended December 31, 1996. At June 30, 1998, $8,754,000, or 13.2%, of the Company's securities portfolio, excluding mortgage-backed securities, matured within one year and $46,153,000, or 69.4%, excluding mortgage-backed securities, matured after one but within five years. At December 31, 1997, $16,723,000, or 28.7%, of the Company's securities portfolio, excluding mortgage-backed securities, matured within one year and $40,691,000, or 69.9%, excluding mortgage-backed securities, matured after one but within five years. The Bank's commercial lending activities are concentrated in loans with maturities of less than five years and with both fixed and adjustable interest rates, while its installment lending activities are concentrated in loans with maturities of three to five years and with fixed interest rates. The Bank's experience, however, has been that these installment loans are paid off in an average of approximately 30 months. At June 30, 1998, approximately $55,648,000, or 39.5%, of the Company's loans, net of unearned income, matured within one year and/or had adjustable interest rates. At December 31, 1997, approximately $46,383,000, or 32.9%, of the Company's loans, net of unearned income, matured within one year and/or had adjustable interest rates. At such date, approximately $40,145,000, or 53.6%, of the Company's loans (excluding loans to individuals) matured within one year and/or had adjustable interest rates. See "--Analysis of Financial Condition--Loan Portfolio" above.

     On the liability side, the principal sources of liquidity are deposits, borrowed funds and the accessibility to money and capital markets. Customer deposits are by far the largest source of funds. During the six months ended June 30, 1998, and the years ended December 31, 1997 and 1996, the Company's average deposits were $242,969,000, or 91.5% of average total assets, $237,379,000, or 91.7% of average total assets, and $180,005,000, or 91.8% of average total assets, respectively. The Company attracts its deposits primarily from individuals and businesses located within the market areas served by the Bank. See "--Analysis of Financial Condition--Deposits" above.

     The level of nonperforming assets has pressured interest margins and has resulted in noninterest expenses from net operating costs and write-downs associated with nonperforming assets, although the ratio of such nonperforming assets to total assets has generally been decreasing over the past several years. In order to improve liquidity, the Bank has implemented various cost-cutting and revenue-generating measures and extended efforts to reduce nonperforming assets.

     Company

     The Company depends on the Bank for liquidity in the form of cash flow, primarily to meet debt service and dividend requirements and to cover other operating expenses. This cash flow comes from three sources: (1) dividends resulting from earnings of the Bank, (2) current tax liabilities generated by the Bank, and (3) management and service fees for services performed for the Bank.

     The payment of dividends from the Bank is subject to applicable law and the scrutiny of regulatory authorities. Dividends paid by the Bank to Independent Financial during the first six months of 1998 totaled $250,000. Dividends paid by Independent Financial to the Company during the first six months of 1998 were $250,000. At June 30, 1998, there were approximately $3,025,000 in dividends available for payment to Independent Financial by the Bank without regulatory approval. Dividends paid by the Bank to Independent Financial in 1997 aggregated $900,000; in turn, Independent Financial paid dividends to the Company totaling $900,000 during 1997. Dividends paid by the Bank to Independent Financial and by Independent Financial to the Company totaled $1,000,000 and $1,000,000, respectively, during 1996.

     The payment of current tax liabilities generated by the Bank and management and service fees constituted approximately 66% and 7%, respectively, of the Company's cash flow during the first six months of 1998 and 54.6% and 6.5%, respectively, of the Company's cash flow from the Bank during 1997. Pursuant to a tax-sharing agreement, the Bank pays to the Company an amount equal to its individual tax liability on the accrual method of federal income tax reporting. The accrual method generates more timely payments of current tax liabilities by the Bank to the Company, increasing the regularity of cash flow and shifting the time value of such funds to the Company. In the event that the Bank incurs losses, the Company may be required to refund tax liabilities previously collected. Current tax liabilities totaling $657,000 were paid by the Bank to the Company during the first six months of 1998. Current tax liabilities totaling $1,266,000 were paid by the Bank to the Company during 1997, compared to a total of $885,000 in 1996.

     From January 1, 1989, through December 31, 1995, the Company collected federal income taxes from the Bank based on an effective tax rate of approximately 34% and paid taxes to the federal government at the rate of approximately 2% as a result of the utilization of the Company's net operating loss carryforwards for both regular tax and alternative minimum tax purposes. At December 31, 1995, the Company's net operating loss carryforwards for alternative tax purposes had been fully utilized. As a result, the Company began paying federal income taxes at the effective tax rate of approximately 20% during the first quarter of 1996. The net operating carryforwards available for regular federal income tax purposes were fully utilized by December 31, 1997. The Company still has net tax credit carryforwards available for alternative minimum tax purposes which should not be fully utilized before December 31, 1998.

     The Bank pays management fees to the Company for services performed. These services include, but are not limited to, financial and accounting consultation, attendance at the Bank's board meetings, audit and loan review services and related expenses. The Bank paid a total of $73,000 in management fees to the Company in the first six months of 1998. The Bank paid a total of $150,000 in management fees to the Company in 1997, compared to $162,000 in 1996. The Company's fees must be reasonable in relation to the management services rendered, and the Bank is prohibited from paying management fees to the Company if the Bank would be undercapitalized after any such distribution or payment.

     On January 28, 1997, the Company borrowed $800,000 from the Amarillo Bank to finance a portion of the cost of acquiring Crown Park. The terms of the loan provided that this loan accrued interest at a floating per annum rate equal to the Amarillo Bank's base rate plus one-half percent, principal and interest was payable on demand, but if no demand is made, at maturity and the loan matured on April 23, 1997. The loan was secured by a pledge of all of the stock of Independent Financial and the Bank and had certain other loan provisions, including limitations on additional debt, purchases and sales of assets, acquisitions and mergers, dividend restrictions if total debt to the Amarillo Bank exceeded $1,200,000 and certain other financial covenants. On February 14, 1997, the Company used $400,000 of the net proceeds from the sale of shares of Common Stock to the underwriter of the Company's Common Stock offering pursuant to the underwriters' over-allotment option to reduce the principal amount of the Amarillo Bank loan from $800,000 to $400,000. The balance was further reduced to $200,000 by the end of the first quarter of 1997. The loan maturity was extended to July 23, 1997, and on that day, the $200,000 balance was renewed into a note that had a one-year maturity with payments of $50,000 principal plus interest to be made quarterly beginning October 23, 1997. The first required principal payment was made and the Company paid off the remaining principal balance on the note on December 31, 1997.

CAPITAL RESOURCES

     At June 30, 1998, shareholders' equity totaled $21,310,000, or 8.1%, of total assets. At December 31, 1997, shareholders' equity totaled $20,527,000, or 7.8% of total assets, compared to $14,937,000, or 7.3% of total assets, at December 31, 1996.

     Bank regulatory authorities in the United States have risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. These guidelines relate a banking company's capital to the risk profile of its assets. The risk-based capital standards require all banks to have Tier 1 capital of at least 4%, and total capital (Tier 1 and Tier 2 capital) of at least 8%, of risk-weighted assets and, to be designated as well-capitalized, the banking company must have Tier 1 and total capital ratios of 6% and 10%, respectively. For the Company, Tier 1 capital includes common shareholders' equity and qualifying perpetual preferred stock reduced by goodwill. Tier 2 capital for the Company is comprised of all of the allowance for possible loan losses.

     Banking regulators also have leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted quarterly average assets. The leverage ratio standards require all banking companies to have a minimum leverage ratio of 4% and, to be designated as well-capitalized, the banking company must have a leverage ratio of 5%. The following table provides a calculation of the Company's risk-based capital and leverage ratios at June 30, 1998, and December 31, 1997 and on a pro forma basis giving effect to the Offering (at an assumed public offering price of $12.125 per share of Common Stock) and the Pending Acquisition:

                                                                                               PRO FORMA AT
                                                                                              JUNE 30, 1998
                                                                                              GIVING EFFECT
                                                                                               TO OFFERING
                                                           AT                  AT              AND PENDING
                                                     JUNE 30, 1998      DECEMBER 31, 1997      ACQUISITION
                                                     --------------  -----------------------  --------------
Tier 1 capital:                                                      (DOLLARS IN THOUSANDS)
 Common shareholders' equity, excluding
  unrealized gain on available-for-sale
  securities.......................................       $ 21,058            $ 20,261             $ 24,316
 Preferred shareholders' equity (1)................            213                 235                  213
 Guaranteed preferred beneficial interests in
  the Company's Subordinated Debentures(1).........              0                   0                8,176
 Goodwill..........................................         (3,046)             (3,159)             (11,112)
                                                          --------            --------             --------
   Total Tier 1 capital............................         18,225              17,337               21,593
                                                          --------            --------             --------
Tier 2 capital:
 Guaranteed preferred beneficial interests in the
  Company's Subordinated Debentures(1).............              0                   0                1,824
 Allowance for possible loan losses (2)............          1,121               1,173                1,781
                                                          --------            --------             --------
   Total Tier 2 capital............................          1,121               1,173                3,605
                                                          --------            --------             --------

     Total capital.................................       $ 19,346            $ 18,510             $ 25,198
                                                          ========            ========             ========

Risk-weighted assets...............................       $153,697            $154,036             $206,366
                                                          ========            ========             ========
Adjusted quarterly average assets..................       $262,857            $258,496             $346,333
                                                          ========            ========             ========

-----------------------

(1) Limited to 25% of total Tier 1 capital, with any remainder qualifying as Tier 2 capital.
(2)  Limited to 1.25% of risk-weighted assets.

     The minimum regulatory capital amounts and ratios and minimum capital amounts and ratios for well capitalized holding companies and the Company's actual and pro forma (giving effect to the Offering (at an assumed public offering price of $12.125 per share of Common Stock) and the Pending Acquisition) capital amounts and ratios at June 30, 1998, and the Company's actual ratios at December 31, 1997, were as follows:

                                                                                                           PRO FORMA AT
                                            AT JUNE 30, 1998                                              JUNE 30, 1998
                     ---------------------------------------------------------  AT DECEMBER 31, 1997     GIVING EFFECT TO
                     REGULATORY MINIMUMS   MINIMUMS FOR WELL                    ---------------------      OFFERING AND
                      HOLDING COMPANIES    HOLDING COMPANIES       ACTUAL              ACTUAL          PENDING ACQUISITION
                     --------------------  ------------------  ---------------  ---------------------  --------------------
     COMPANY          AMOUNT      RATIO     AMOUNT     RATIO   AMOUNT   RATIO     AMOUNT      RATIO      AMOUNT     RATIO
-------------------  ---------  ---------  ---------  -------  -------  ------  ----------  ---------  ----------  --------
                                                      (DOLLARS IN THOUSANDS)
Tier 1 capital to
 risk-weighted
 assets............   $ 6,148     4.00%    $ 9,222    6.00%  $18,225  11.86%     $17,337     11.26%     $21,593    10.46%

Total capital to
 risk-weighted
 assets............    12,296     8.00      15,370   10.00    19,346  12.59       18,510     12.02       25,198    12.21

Tier 1 capital to
 adjusted
 quarterly
 average assets....    10,514     4.00      13,143    5.00    18,225   6.93       17,337      6.71       21,593     6.23

     The minimum regulatory capital amounts and ratios and minimum capital amounts and ratios for well capitalized banks and the Bank's actual and pro forma (giving effect to the Offering and the Pending Acquisition) capital amounts and ratios at June 30, 1998, and the Bank's actual ratios at December 31, 1997, were as follows:

                                                                                                           PRO FORMA AT
                                            AT JUNE 30, 1998                                              JUNE 30, 1998
                     ---------------------------------------------------------  AT DECEMBER 31, 1997     GIVING EFFECT TO
                     REGULATORY MINIMUMS   MINIMUMS FOR WELL                    ---------------------      OFFERING AND
                          FOR BANKS        CAPITALIZED BANKS       ACTUAL              ACTUAL          PENDING ACQUISITION
                     --------------------  ------------------  ---------------  ---------------------  --------------------
       BANK           AMOUNT      RATIO     AMOUNT     RATIO   AMOUNT   RATIO     AMOUNT      RATIO      AMOUNT     RATIO
-------------------  ---------  ---------  ---------  -------  -------  ------  ----------  ---------  ----------  --------
                                                      (DOLLARS IN THOUSANDS)
Tier 1 capital to
 risk-weighted
 assets............    $ 6,184      4.00%    $ 9,277    6.00%  $16,900  10.93%     $15,855     10.24%     $16,900    10.93%

Total capital to
 risk-weighted
 assets............     12,368      8.00      15,455   10.00    18,021  11.66       17,028     11.00       18,021    11.66

Tier 1 capital to
 adjusted
 quarterly
 average assets....     10,481      4.00      13,100    5.00    16,900   6.45       15,855      6.18       16,900     6.45

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The law also requires each federal banking agency to specify the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, the Company and the Bank were both "well capitalized" at June 30, 1998 and at December 31, 1997. See "Regulation and Supervision."

     The Company's ability to generate capital internally through retention of earnings and access to capital markets is essential for satisfying the capital guidelines for bank holding companies as prescribed by the Federal Reserve.

     The payment of dividends on the Common Stock and the Series C Preferred Stock is determined by the Company's board of directors in light of circumstances and conditions then existing, including the earnings of the Company and the Bank, funding requirements and financial condition, applicable loan covenants and applicable laws and regulations. The Company's ability to pay cash dividends is restricted by the requirement that it maintain a certain level of capital as discussed above in accordance with regulatory guidelines. Holders of the Series C Preferred Stock are entitled to receive, if, as and when declared by the Company's board of directors, out of funds legally available therefor, quarterly cumulative cash dividends at the annual rate of 10%. The Federal Reserve has promulgated a policy discouraging bank holding companies from paying dividends on common stock unless such bank holding company can pay such dividends from current earnings. The Federal Reserve has asserted that this policy is also applicable to payment of dividends on preferred stock. Such an interpretation may limit the ability of the Company to pay dividends on the Series C Preferred Stock.

     At June 30, 1998, and at December 31, 1997, retained earnings of the Bank included approximately $3,025,000 and $2,780,000, respectively, that was available for payment of dividends to the Company without prior approval of regulatory authorities.

     The Company began paying quarterly cash dividends of $0.03 per share on its Common Stock during the second quarter of 1994. The Company also paid 4-for-3 stock split, effected in the form of a 33% stock dividend, on May 31, 1995. The Company's Board of Directors increased the Company's quarterly Common Stock cash dividend to $0.05 per share during the second quarter of 1996. In addition, the Company paid a 5-for-4 stock split, effected in the form of a 25% stock dividend, on May 30, 1997.

     At its meeting on July 15, 1998, the Board of Directors of the Company approved the payment of the regular quarterly cash dividend of $0.05 per share on August 31, 1998, to shareholders of record of the Common Stock on August 17, 1998.

     In connection with the Company's acquisition of Crown Park and its subsidiary, Western National, the Company sold an aggregate of 395,312 shares of the Common Stock in an underwritten offering at a price of $11.40 per share. This amount included 51,562 shares covered by the underwriters' over-allotment option. The Company received net proceeds of approximately $3,978,000 from the offering.

     Upon consummation of the sale of the Securities offered pursuant to this Prospectus, the Company will use all of the net proceeds to fund a portion of the cost of acquiring Azle Bancorp. See "Use of Proceeds" and "Pending Acquisition."

YEAR 2000 COMPLIANCE

     The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a four digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

     The Company believes it has identified all significant systems that will require modification to ensure Year 2000 Compliance. Internal and external resources are being used to make the required modifications and test Year 2000 Compliance. The modification process of all significant systems by outside hardware and software suppliers is substantially complete. The Company leased virtually all of its computer hardware under leases that expired during the first six months of 1998. The Company replaced this hardware, as well as the software used for its main operating system and major banking applications, during this same time period. The Company plans on completing the testing process of all significant systems by December 31, 1998.

     In addition, the Company has had formal communications with other vendors with which it does significant business to determine their Year 2000 readiness and the extent to which the Company appears vulnerable to any third party Year 2000 issues. There can be no assurance, however, that the systems of other companies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     As a result of the timing of the replacement and upgrade of the Company's hardware and software, the total cost to the Company of Year 2000 Compliance activities has not been and is not anticipated to be material to the Company's financial position or results of operations in any given year. Year 2000 compliance costs and the date on which the Company plans to complete the Year 2000 modifications and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no assurance, however, that these estimates will be achieved and actual results could differ from those plans.

     The Company has prepared a contingency plan for Year 2000 should the Company's data processing systems or other third-party systems fail to perform. The Company believes that this plan will allow the Company to carry on normal daily business for at least a short period of time.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted FAS 130 beginning January 1, 1998.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and that those instruments be measured at fair value. The Company adopted FAS 133 beginning July 1, 1998.

     Management does not believe that the adoption of these pronouncements will have a material impact on the financial statements of the Company.

                    BUSINESS AND PROPERTIES OF THE COMPANY

GENERAL

     The Company is a bank holding company headquartered in Abilene, Texas, located approximately 180 miles west of Dallas. The Company's principal subsidiary, the Bank, currently operates 11 full-service banking locations in and around four of the major markets in West Texas. These markets, which serve as regional medical and retail centers, are Abilene (three locations), Lubbock, Odessa (four locations) and San Angelo. Abilene, with a MSA of approximately 125,000 and a diversified economy, is home to five universities and colleges, two regional medical complexes and Dyess Air Force Base. Lubbock, the ninth largest city in Texas with a MSA of approximately 235,000, is home to Texas Tech University and a regional medical center. The Lubbock area produces approximately 3% of worldwide cotton production. Odessa, with a MSA of approximately 246,000, has an energy-related economy and over 500 manufacturing businesses. San Angelo, with a MSA of approximately 102,000, has a diversified economy centered around health care, manufacturing, higher education and agriculture.

     At June 30, 1998, the Company had, on a consolidated basis, total assets of $263,501,000, total deposits of $240,964,000, total loans, net of unearned income, of $140,809,000 and total shareholders' equity of $21,310,000. The Company's net income has grown from $1,229,000 in 1993 to $2,110,000 in 1997. Additionally, since 1993, the Company's total loans have grown at an average annual rate of 19.2%, resulting from a combination of internal growth and the Company's acquisition of community banks.

     The Company announced on May 29, 1998, that it had agreed to acquire Azle Bancorp for approximately $19 million. Azle Bancorp and its subsidiary, Azle State, are located in Azle, Texas which is northwest of Dallas-Fort Worth metroplex. At June 30, 1998, Azle Bancorp had total assets of $91,660,000, total loans, net of unearned income, of $45,102,000, total deposits of $80,816,000, and total shareholders' equity of $9,699,000. The Company expects that the Pending Acquisition will enhance its West and North Central Texas banking franchise and provide an entry into the Dallas-Fort Worth metropolitan area.
The net proceeds of the Offering will be used to finance the Pending Acquisition. See "Use of Proceeds" and "Pending Acquisition."

     The Bank operates a community banking business through its branch network and provides a wide variety of commercial, consumer and trust services. It has a stable deposit base from customers located within its West Texas market area and focuses on long-term customer relationships and on providing individualized, quality service. The recent financial performance of the Bank has been characterized by consistent core earnings, an increasingly diversified loan portfolio and strong asset quality.

     Although the Bank's loan growth has historically been driven by its activity in the indirect auto lending business, which currently accounts for approximately 28% of its loan portfolio, management has determined to reduce the Bank's dependence on indirect auto loans due to, among other things, an increase in competition among financial institutions for such loans and a corresponding decrease in the interest rates on such loans. Management intends, instead, to focus its future growth strategy on commercial loans in the range of $750,000 to $2,000,000, which management believes is too large for smaller local institutions to accommodate given their lending limits and too small to attract the attention of large regional banks. Management also expects to increase its focus on local residential loans.

     The principal services provided by the Bank include the following:

     COMMERCIAL SERVICES. The Bank provides a full range of commercial banking services for its customers. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and interim and permanent real estate lending. Other services include cash management programs and federal tax depository and night depository services.

     CONSUMER SERVICES. The Bank provides a wide range of consumer banking services to its customers, including checking, savings and money market accounts, savings programs and installment and personal loans. It makes automobile and other installment loans directly to customers, as well as indirectly through automobile dealers. The Bank also makes home improvement, home equity and real estate loans and provides safe deposit services. It provides ATM accessibility throughout the United States through the Pulse automated teller machine system network and also offers investment services and banking by telephone and personal computer.

     TRUST SERVICES. The Bank provides trust and agency services to individuals, partnerships and corporations from its offices in Abilene, Lubbock and Odessa. Services provided include investment management, administration and advisory services for agency and trust accounts, and trustee services for pension and profit sharing plans.

     The combined branches in Abilene had the sixth largest total deposits of ten commercial banks that had branch(es) in Taylor County, at June 30, 1997, the latest date for which information is available. The branch in Lubbock had the tenth largest total deposits of twenty-one banks that had branch(es) in Lubbock County at June 30, 1997. The combined branches in Odessa had the sixth largest total deposits of eight banks that had branch(es) in Ector County at June 30, 1997. The branch in San Angelo had the eighth largest total deposits of ten banks that had branch(es) in Tom Green County at June 30, 1997. The branches in Stamford and Winters were the largest bank branches in Jones and Runnels Counties, respectively, in terms of total deposits at June 30, 1997.

ACQUISITION AND BRANCH ACTIVITIES

     PENDING ACQUISITION. On May 29, 1998, the Company entered into a definitive agreement to acquire Azle Bancorp and its subsidiary, Azle State. See "Pending Acquisition."

     CROWN PARK AND WESTERN NATIONAL. On January 28, 1997, the Company consummated the acquisition of Crown Park and its wholly owned subsidiary bank, Western National, for an aggregate cash purchase price of $7,510,000. On the closing date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Bank. To obtain funding for the acquisition, simultaneously with the closing, the Company consummated an underwritten public offering of an aggregate of 395,312 shares of its common stock at a price of $11.40 per share (which included 51,562 shares covered by the underwriter's over-allotment option). The Company borrowed $800,000 from an Amarillo bank to finance the remaining cost of acquiring Crown Park. The $800,000 of borrowings was later reduced to $400,000 with the proceeds of the sale of the over-allotment shares and the remaining principal amount of this borrowing was paid in full by December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity" and "--Capital Resources." The acquisition was accounted for using the purchase method of accounting. A total of $2,486,000 of goodwill was recorded as a result of this transaction. At the date of acquisition, Crown Park had, on a consolidated basis, total assets of $60,420,000, total deposits of $53,604,000, total loans, net of unearned income, of $41,688,000, and shareholders' equity of $4,238,000.

     The Company has and expects to continue to realize savings in the area of noninterest expenses through consolidation of the operations of Western National into the Bank. In addition to the immediate increase in asset size and the potential for improved future profitability, the Crown Park acquisition has allowed the Company to expand its market area into what the Company believes is a desirable banking location. The expansion has increased the geographic diversity of the Company's loan portfolio, and, thus, should decrease the Company's overall lending risks.

     ALBERTSON'S SUPERMARKET BRANCHES. During the second quarter of 1997, the Bank filed an application with the Office of the Comptroller of the Currency (the "Comptroller") to establish four additional branch banking facilities. The Bank received approval to open the branches during the third quarter and in October 1997 opened two full-service branch locations in Albertson's supermarkets, one in Abilene and one in Odessa. One additional branch in another Albertson's supermarket in Odessa opened in May 1998. No definitive plans have been established for opening the fourth branch in Abilene at this time. Management of the Company believes that establishing bank branches in supermarkets is one of the most economical ways to increase the Bank's market share in its West Texas market area.

BUSINESS OBJECTIVES AND STRATEGY

     The Company's principal business objectives are to increase its profitability and shareholder value by building a valuable West Texas banking franchise using core deposits as a funding base to support local commercial and consumer lending programs. The Company employs several strategies, including the following, to accomplish its objectives:

     SOPHISTICATION AND BREADTH OF PRODUCTS; PERSONAL SERVICES. The Company's goal is to provide customers with the business sophistication and breadth of products of a regional financial services company, while retaining the special attention to personal service and the local appeal of a community bank. The Company believes that, as a result of consolidation in the financial industry within the Company's marketplace, there are few financial institutions in its market area that have larger lending limits than the Company that are willing to provide the personal customer service that the Company is committed to providing to its customers.

     DECENTRALIZED DECISION MAKING. The Company's decentralized decision making authority, vested in the president and senior officers of the Abilene, Lubbock and Odessa branches, allows for rapid response time and flexibility in dealing with customer requests and credit needs and has contributed to a 17% increase in the Company's commercial loan portfolio during the twelve-month period ended June 30, 1998.

     CREDIT QUALITY STANDARDS. The Company's attention to credit quality standards has allowed it to expand its commercial loan portfolio while maintaining superior asset quality. Nonperforming assets were 0.18% of total assets at June 30, 1998.

     EFFICIENT AND CONVENIENT DELIVERY SYSTEMS. The Company's efforts to maintain and expand efficient and convenient delivery systems for its products and services have included the recent expansion of its branch network by locating banking centers in a leading supermarket chain in Abilene (one location) and Odessa (two locations) and the introduction of computer and telephone home banking. The Company also maintains 15 ATMs throughout its market area.

     ACQUISITION ACTIVITY. The Company's strategy of opportunistically acquiring banks in its West Texas market has resulted in its acquisition of three banks and one branch in the last five years. Following the acquisition of Azle Bancorp and its subsidiary Azle State, the Company will have locations in or near five of the major markets in West and North Central Texas.

COMPETITION

     The activities in which the Company and the Bank engage are highly competitive. Each activity engaged in and the geographic market served involves competition with other banks and savings and loan associations as well as with nonbanking financial institutions and nonfinancial enterprises. In Texas, savings and loan associations and banks are allowed to establish statewide branch offices. The Bank actively competes with other banks in its effort to obtain deposits and make loans, in the scope and type of services offered, in interest rates paid on time deposits and charged on loans and in other aspects of banking. In addition to competing with other commercial banks within and outside its primary service areas, the Bank competes with other organizations engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, factors, certain governmental agencies, credit card organizations and other enterprises. Additional competition for deposits comes from government and private issuers of debt obligations and other investment alternatives for depositors such as money market funds. The Bank also competes with suppliers of equipment in providing equipment financing.

EMPLOYEES

     At July 31, 1998, the Company and the Bank had 131 full-time equivalent employees. Employees are provided with employee benefits, such as an employee stock ownership/401(k) plan and life, health and long-term disability insurance plans. The Company considers the relationship of the Bank with its employees to be excellent.

PROPERTIES

     At July 31, 1998, the Company occupied approximately 600 square feet of space for its corporate offices at 547 Chestnut Street, Abilene, Texas. The main office of the Bank occupies approximately 8,000 square feet at this same facility. The following table sets forth, at July 31, 1998, certain information with respect to the banking premises owned or leased by the Company and the Bank. The Company considers such premises adequate for its needs and for the needs of the Bank.

                             APPROXIMATE
       LOCATION           SQUARE FOOTAGE                               OWNERSHIP AND OCCUPANCY
---------------------  -----------------  ---------------------------------------------------------------------------------------

    Abilene, Texas          8,600         Owned by the Bank; occupied by the main office of the Bank and the Company.

    Abilene, Texas          3,500         Owned by the Bank; occupied by the "Wylie Branch."

    Abilene, Texas            400         Leased by the Bank; occupied by the "Buffalo Gap Road Branch."

    Lubbock, Texas         23,200(1)      Owned by the Bank; occupied and leased by the "Lubbock Branch."

    Odessa, Texas          62,400(2)      Owned by the Bank; occupied and leased by the "Odessa Branch."

    Odessa, Texas           2,400         Leased by the Bank; occupied by the "Winwood Branch."

    Odessa, Texas             400         Leased by the Bank; occupied by the "42nd Street Branch."

    Odessa, Texas             400         Leased by the Bank; occupied by the "County Road West Branch."

    San Angelo, Texas       6,800(3)      Owned by the Bank; occupied and leased by the "San Angelo Branch."

    Stamford, Texas        14,000         Owned by the Bank; occupied by the "Stamford Branch."

    Winters, Texas          9,500         Owned by the Bank; occupied by the "Winters Branch."

    Azle, Texas(4)         20,400(5)      Owned by Azle State and two other condominium owners; occupied and leased by Azle State.


    Azle, Texas(4)          3,900         Owned and occupied by Azle State.

-----------------------
(1) The Lubbock Branch occupies approximately 13,300 square feet, leases 8,400 square feet and is attempting to lease the remaining 1,500 square feet.
(2) The Odessa Branch occupies approximately 18,500 square feet, leases 29,200 square feet and is attempting to lease the remaining 14,700 square feet.
(3) The San Angelo Branch occupies approximately 3,400 square feet and leases approximately 3,400 square feet.

(4)  Pending Acquisition.

(5) Azle State owns condominium interests totaling approximately 17,100 square feet, of which it leases out approximately 300 square feet. Two other condominium owners own units totaling approximately 3,300 square feet.

     The Bank owns or leases certain additional tracts of land for parking, drive-in facilities and for future expansion or construction of new premises. Aggregate annual rentals of the Company and the Bank for all leased premises during the year ended December 31, 1997, were $51,000 (which represents rentals paid for the lease of land by the Wylie Branch and of banking premises by the Winwood, Buffalo Gap Road and 42nd Street Branches of the Bank).

LEGAL PROCEEDINGS

     In November 1995, the Pension Benefit Guaranty Corporation (the "PBGC") sent a letter to the Company regarding the Retirement Plan for Employees (the "Plan") of the Texas Bank and Trust Co., Sweetwater, Texas (the "Texas Bank"). In the letter, the PBGC alleged that the Company was responsible for the Plan and asked that the Company assume sponsorship of the Plan. The Company declined the PBGC's request to assume responsibility for, and sponsorship of, the Plan. If the Company had assumed responsibility for the Plan, the Company would have owed as of June 30, 1995, according to PBGC calculations, approximately $656,000 to the PBGC. In response, the PBGC, in June 1996, terminated the Plan and became the Plan's trustee, effective as of June 30, 1992.

     Texas Bank became a repossessed asset of The First State Bank, Abilene, Texas ("FSB--Abilene"), a former subsidiary of the Company, through a bank foreclosure that occurred in 1985. FSB--Abilene was placed into receivership by the FDIC on February 17, 1989. Texas Bank was placed into receivership by the FDIC on July 27, 1989.

     The Company did not intend to assume any responsibility for the Plan and had decided to vigorously contest any attempt by the PBGC to have the Company assume responsibility with respect to any aspect of the Plan. The statute of limitations for any action to be taken by the PBGC against the Company regarding this matter was set to expire on June 30, 1998. The PBGC indicated to the Company that as of June 30, 1998, the Company's potential responsibility to the Plan, according to PBGC calculations, was in excess of $1,000,000. The Company and the PBGC entered into settlement negotiations, and on June 30, 1998, the Company and the PBGC executed a tolling agreement to extend the expiration of the statute of limitations regarding this matter to July 20, 1998. A settlement agreement was negotiated and consummated on July 20, 1998, and the Company paid a total of $125,000 ($83,000 net of tax) to the PBGC to settle the matter and avoid the costs of litigation. The settlement amount was expensed in the Company's consolidated financial statements at June 30, 1998.

     The Company is involved in various other litigation proceedings incidental to the ordinary course of business. In the opinion of management, however, the ultimate liability, if any, resulting from such other litigation would not be material in relation to the Company's financial condition.

                          REGULATION AND SUPERVISION

GENERAL

     The Company and the Bank are extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company. The operations of the Company may be affected by legislative changes and by the policies of various regulatory authorities. The Company is unable to predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new federal or state legislation may have in the future.

     The Company is a registered bank holding company under the Bank Holding Company Act of 1956 (as amended, the "BHCA") and, as such, is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve. The Company is required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as it may require.

     The Bank, as a national banking association, is subject to the supervision and regulation of the Comptroller. Because the FDIC provides deposit insurance to the Bank, the Bank is also subject to supervision and regulation by the FDIC (even though the FDIC is not its primary federal regulator).

RECENT AND PENDING LEGISLATION

     The enactment of the legislation described below has significantly affected the banking industry generally and will have an ongoing effect on the Company and the Bank in the future.

     Financial Institutions Reform, Recovery and Enforcement Act of 1989

     The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") reorganized and reformed the regulatory structure applicable to financial institutions generally. FIRREA, among other things, enhanced the supervisory and enforcement powers of the federal bank regulatory agencies, required insured financial institutions to guarantee repayment of losses incurred by the FDIC in connection with the failure of an affiliated financial institution, required financial institutions to provide their primary federal regulator with notice (under certain circumstances) of changes in senior management and broadened authority for bank holding companies to acquire savings institutions.

     Under FIRREA, federal bank regulators were granted expanded enforcement authority over "institution-affiliated parties" (i.e., officers, directors, controlling shareholders, as well as attorneys, appraisers or accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution). Federal banking regulators have greater flexibility to bring enforcement actions against insured institutions and institution-affiliated parties, including cease and desist orders, prohibition orders, civil money penalties, termination of insurance and the imposition of operating restrictions and capital plan requirements. These enforcement actions, in general, may be initiated for violations of laws and regulations and unsafe or unsound practices. Since the enactment of FIRREA, the federal bank regulators have significantly increased the use of written agreements to correct compliance deficiencies with respect to applicable laws and regulations and to ensure safe and sound practices. Violations of such written agreements are grounds for initiation of cease-and-desist proceedings. FIRREA granted the FDIC back-up enforcement authority to recommend enforcement action to an appropriate federal banking agency and to bring such enforcement action against a financial institution or an institution-affiliated party if such federal banking agency fails to follow the FDIC's recommendation. FIRREA also requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

     FIRREA also established a cross-guarantee provision pursuant to which the FDIC may recover from a depository institution losses that the FDIC incurs in providing assistance to, or paying off the insured depositors of, any of such depository institution's affiliated insured banks or thrifts. The cross-guarantee thus enables the FDIC to assess a holding company's healthy BIF members and SAIF members for the losses of any of such holding company's failed BIF and SAIF members. Cross-guarantee liabilities are generally superior in priority to obligations of the depository institution to its shareholders due solely to their status as shareholders and obligations to other affiliates. Cross-guarantee liabilities are generally subordinated, except with respect to affiliates, to deposit liabilities, secured obligations or any other general or senior liabilities, and any obligations subordinated to depositors or other general creditors.

     The Federal Deposit Insurance Corporation Improvement Act of 1991

     FDICIA was adopted to recapitalize the BIF and impose certain supervisory and regulatory reforms on insured depository institutions. FDICIA, in general, includes provisions, among others, to (i) increase the FDIC's line of credit with the U.S. Treasury in order to provide the FDIC with additional funds to cover the losses of federally insured banks, (ii) reform the deposit insurance system, including the implementation of risk-based deposit insurance premiums,
(iii) establish a format for closer monitoring of financial institutions to enable prompt corrective action by banking regulators when a financial institution begins to experience financial difficulty, (iv) establish five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") that impose more scrutiny and restrictions on less capitalized institutions, (v) require the banking regulators to set operational and managerial standards for all insured depository institutions and their holding companies, including limits on excessive compensation to executive officers, directors, employees and principal shareholders, and establish standards for loans secured by real estate, (vi) adopt certain accounting reforms and require annual on-site examinations of federally insured institutions, including the ability to require independent audits of banks and thrifts, (vii) revise risk-based capital standards to ensure that they (a) take adequate account of interest-rate changes, concentration of credit risk and the risks of nontraditional activities, and (b) reflect the actual performance and expected risk of loss of multi-family mortgages, and (viii) restrict state-chartered banks from engaging in activities not permitted for national banks unless they are adequately capitalized and have FDIC approval. FDICIA also authorized the FDIC to make special assessments on insured depository institutions, in amounts determined by the FDIC to be necessary to give it sufficient assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. FDICIA also grants authority to the FDIC to establish semiannual assessment rates on BIF and SAIF member banks so as to maintain these funds at the designated reserve ratios.

     FDICIA, as noted above, authorizes and (under certain circumstances) requires the federal banking agencies to take certain actions against institutions that fail to meet certain capital-based requirements. The federal banking agencies are required, under FDICIA, to establish five levels of insured depository institutions based on leverage limit and risk-based capital requirements established for institutions subject to their jurisdiction plus, in their discretion, individual additional capital requirements for such institutions. Under the final rules that have been adopted by each of the federal banking agencies, an institution is designated (i) "well-capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure, (ii)

"adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater, (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4%, or a leverage ratio that is less than 4%,
(iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and (v) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

     "Undercapitalized," "significantly undercapitalized" and "critically undercapitalized" institutions are required to submit capital restoration plans to the appropriate federal banking agency and are subject to certain operational restrictions. Companies controlling an undercapitalized institution are also required to guarantee the subsidiary institution's compliance with the capital restoration plan subject to an aggregate limitation of the lesser of 5% of the institution's assets at the time it received notice that it was undercapitalized or the amount of the capital deficiency when the institution first failed to meet the plan.

     Significantly or critically undercapitalized institutions and undercapitalized institutions that do not submit or comply with acceptable capital restoration plans are subject to restrictions on the compensation of senior executive officers and to additional regulatory sanctions that may include a forced offering of shares or merger, restrictions on affiliate transactions, restrictions on rates paid on deposits, asset growth and new activities, the dismissal of directors or senior executive officers and mandatory divestitures by the institution or its parent company. The banking agency must require the offering of shares or merger and restrict affiliate transactions and the rates paid on deposits unless it is determined that they would not further capital improvement. FDICIA generally requires the appointment of a conservator or receiver within 90 days after an institution becomes critically undercapitalized. The federal banking agencies have adopted uniform procedures for the issuance of directives by the appropriate federal banking agency. Under these procedures, an institution will generally be provided advance notice when the appropriate federal banking agency proposes to impose one or more of the sanctions set forth above. These procedures provide an opportunity for the institution to respond to the proposed agency action or, where circumstances warrant immediate agency action, an opportunity for administrative review of the agency's action.

     As described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources," both the Company and the Bank were "well capitalized" at June 30, 1998 and December 31, 1997.

     Pursuant to FDICIA, the Federal Reserve and the other federal banking agencies adopted real estate lending guidelines pursuant to which each insured depository institution is required to adopt and maintain written real estate lending policies in conformity with the prescribed guidelines. Under these guidelines, each institution is expected to set loan-to-value ratios not exceeding the supervisory limits set forth in the guidelines. A loan-to-value ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. The guidelines require that the institution's real estate policy include proper loan documentation and prudent underwriting standards. These guidelines became effective on March 19, 1993. These rules have had no material adverse impact on the Company and the Bank.

     FDICIA also contained the Truth in Savings Act, which requires clear and uniform disclosure of the rates of interest payable on deposit accounts by depository institutions, and the fees assessable against deposit accounts, so that consumers can make a meaningful comparison between the competing claims of financial institutions with regard to deposit accounts and products.

     Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994

     Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") in September 1994. Since September 1995, bank holding companies have the right to expand, by acquiring existing banks, into all states, even those which had theretofore restricted entry. The legislation also provided that, subject to future action by individual states, a holding company has the right, commencing in 1997, to convert the banks which its owns in different states to branches of a single bank. A state was permitted to "opt out" of provisions of the Interstate Act which permitted conversion of separate banks to branches, but was not permitted to "opt out" of the law allowing bank holding companies from other states to enter the state. Texas has adopted legislation to "opt out" of the interstate branching provisions (which Texas law currently expires on September 2, 1999). The federal legislation also establishes limits on acquisitions by large banking organizations, providing that no acquisition may be undertaken if it would result in the organization having deposits exceeding either 10% of all bank deposits in the United States or 30% of the bank deposits in the state in which the acquisition would occur.

     Economic Growth and Regulatory Paperwork Reduction Act of 1996

     The Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") was signed into law on September 30, 1996. EGRPRA streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies. Under EGRPRA, qualified bank holding companies may commence a regulatorily approved non-banking activity without prior notice to the Federal Reserve; written notice is required within 10 days after commencing the activity. Under EGRPRA, the prior notice period is reduced to 12 days in the event of any non-banking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier 1 capital. The foregoing prior notice requirement also applies to commencing non-banking activity de novo which has been previously approved by order of the Federal Reserve, but not yet implemented by regulations.

PENDING LEGISLATION

     Because of concerns relating to competitiveness and the safety and soundness of the banking industry, Congress is considering a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. Among such bills are new proposals to merge the BIF and the SAIF insurance funds, to eliminate the federal thrift charter, to alter the statutory separation of commercial and investment banking and to further expand the powers of banks, bank holding companies and competitors of banks. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of the Company may be affected thereby.

BANK AND BANK HOLDING COMPANY REGULATION

     Under the BHCA, the activities of a bank holding company are limited to businesses so closely related to banking, managing or controlling banks as to be a proper incident thereto. The Company is also subject to capital requirements applied on a consolidated basis in a form substantially similar to those required of the Bank. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares), (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company. The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

     The BHCA also prohibits a bank holding company, with certain limited exceptions, (i) from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. The Federal Reserve, in making such determination, considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency in resources, which can be expected to outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices. FIRREA (described in more detail herein) made a significant addition to the list of permitted non-bank activities for bank holding companies by providing that bank holding companies may acquire thrift institutions upon approval by the Federal Reserve.

INSURANCE OF ACCOUNTS

     The FDIC provides insurance, through the BIF, to deposit accounts at the Bank to a maximum of $100,000 for each insured depositor.

     Through December 31, 1992, all FDIC-insured institutions, whether members of the BIF or the SAIF, paid the same premium (23 cents per $100 of assessable deposits) under a flat-rate system mandated by law. FDICIA required the FDIC to raise the reserves of the BIF and the SAIF, implement a risk-related premium system and adopt a long-term schedule for recapitalizing the BIF. Effective January 1, 1993, the FDIC amended its regulations regarding insurance premiums to provide that a bank or thrift would pay an insurance assessment within a range of 23 cents to 31 cents for each $100 of assessable deposits, depending on its risk classification.

     Effective January 1, 1996, the FDIC implemented an amendment to the BIF risk-based assessment schedule which effectively eliminated deposit insurance assessments for most commercial banks and other depository institutions with deposits insured by the BIF only, while maintaining the assessment rate for SAIF-insured institutions in even the lowest risk-based premium category at 23 cents for each $100 of assessable deposits. Following enactment of EGRPRA, the overall assessment rate for 1997 for institutions in the lowest risk-based premium category was revised to equal 1.29 cents and 6.44 cents for each $100 of assessable deposits of BIF and SAIF, respectively, in comparison to the prior assessment rate for such institutions, applicable only to SAIF deposits, of 23 cents for each $100 of assessable deposits. At this time, the deposit insurance assessment rate for institutions in the lowest risk-based premium category is zero, and all of the assessments paid by institutions in this category are used to service debt issued by the Financing Corporation, a federal agency established to finance the recapitalization of the former Federal Savings and Loan Insurance Corporation.

     The Preferred Securities offered by this Prospectus are not savings or deposit accounts, are not obligations of any banking or nonbanking affiliate of the Company (except to the extent that the Preferred Securities are guaranteed by the Company as described herein), and are not insured by the FDIC, the BIF or any other governmental agency and involve investment risks, including possible loss of principal.

REGULATIONS GOVERNING CAPITAL ADEQUACY

     The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If the capital falls below the minimum levels established by these guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open facilities.

     The Federal Reserve and the OCC adopted risk-based capital guidelines for banks and bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimums. Under these guidelines, all bank holding companies and federally regulated banks must maintain a minimum risk-based total capital ratio equal to 8%, of which at least one-half must be Tier 1 capital.

     The Federal Reserve also has implemented a leverage ratio, which is Tier 1 capital to total assets, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. For all but the most highly-rated bank holding companies and for bank holding companies seeking to expand, however, the Federal Reserve expects that additional capital sufficient to increase the ratio by at least 100 to 200 basis points will be maintained.

     On October 21, 1996, the Federal Reserve issued a press release announcing that it had approved the use of certain cumulative preferred stock instruments, such as the Preferred Securities, in Tier 1 capital for bank holding companies. Because, subject to certain regulatory limitations, the Preferred Securities may qualify as Tier 1 capital and, under current United States federal tax law, the issuer will receive a tax deduction for interest in respect of the Subordinated Debentures, the issuance of the Preferred Securities is a cost effective method of raising capital on an after-tax basis.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" for a discussion of the capital adequacy of the Company and the Bank.

     Management of the Company believes that the risk-weighting of assets and the risk-based capital guidelines do not have a material adverse impact on the Company's operations or on the operations of the Bank. The requirement of deducting certain intangibles in computing capital ratios contained in the guidelines, however, could adversely affect the ability of the Company to make acquisitions in the future in transactions that would be accounted for using the purchase method of accounting. Although these requirements would not reduce the ability of the Company to make acquisitions using the pooling of interests method of accounting, the Company has not historically made, and has no present plans to make, acquisitions on this basis.

COMMUNITY REINVESTMENT ACT

     The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

REGULATIONS GOVERNING EXTENSIONS OF CREDIT

     The Bank is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the Company or the Bank, or investments in their securities and on the use of their securities as collateral for loans to any borrowers. These regulations and restrictions limit the ability of the Company to borrow funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, under the BHCA and certain regulations of the Federal Reserve, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from the Bank or the Company, and may not require the customer to promise not to obtain other services from a competitor as a condition to an extension of credit to the customer.

     The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons.

RESERVE REQUIREMENTS

     The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. Reserves of 3% must be maintained against net transaction accounts of $47.8 million or less (subject to adjustment by the Federal Reserve) and an initial reserve of $1,434,000 plus 10% (subject to adjustment by the Federal Reserve to a level between 8% and 14%) must be maintained against that portion of net transaction accounts in excess of such amount. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements.

     Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank advances, before borrowing from the Federal Reserve Bank.

DIVIDENDS

     The Company's primary sources of funds are the dividends and management fees paid by the Bank. The ability of the Bank to pay dividends and management fees is limited by various state and federal laws, by the regulations promulgated by their respective primary regulators and by the principles of prudent bank management.

MONETARY POLICY AND ECONOMIC CONTROL

     The commercial banking business in which the Company engages is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks deposits and assets of foreign branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and such use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of the Company and the Bank cannot be predicted.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company and the Bank as of the date hereof:

                                YEAR FIRST
                             BECAME A DIRECTOR
       NAME AND AGE           OF THE COMPANY                        PRINCIPAL OCCUPATION DURING LAST FIVE YEARS
---------------------------  -----------------  ------------------------------------------------------------------------------------

Scott L. Taliaferro (76)           1980         Chairman of the Board of the Company and President of Scott Oils, Inc. (oil and gas
                                                drilling).
Bryan W. Stephenson (48)           1989         President and Chief Executive Officer of the Company; Chairman of the Board of the
                                                Bank.
Randal N. Crosswhite (44)          1995         Senior Vice President, Chief Financial Officer and Corporate Secretary of the
                                                Company.
Thomas C. Darden (42)               N/A         Lubbock Branch President of the Bank (1997 to present); previously, Executive Vice
                                                President of Plains National Bank, Lubbock, Texas.
James G. Fitzhugh (49)              N/A         Abilene Branch President of the Bank (1997 to present); previously, President of the Bank.
Michael D. Jarrett (48)             N/A         Odessa Branch President of the Bank (1997 to present); previously, President of
                                                First State Bank, N.A., Odessa, a former subsidiary bank.
John L. Beckham (39)               1998         Attorney at Law, Beckham, Rector & Eargle, LLP.
Lee Caldwell (63)                  1985         Attorney at Law.
Mrs. Wm. R. (Amber) Cree (67)      1982         Entrepreneuse.
Louis S. Gee (75)                  1981         Chairman of the Board and Chief Executive Officer of Tippett & Gee, Inc.
                                                (mechanical engineering).
Nancy E. Jones (49)                1998         Executive Director of the Community Foundation of Abilene.
Marshal M. Kellar (66)             1981         Chairman of the Board of West Texas Wholesale Supply Company (hardware).
Tommy McAlister (49)               1985         President of McAlister, Inc. (investments).
James D. Webster, M.D. (58)        1988         Physician.
C.G. Whitten (73)                  1980         Of Counsel, Whitten & Young, P.C. (1997 to present); previously, Senior Vice
                                                President, General Counsel and Corporate Secretary of Pittencrieff Communications,
                                                Inc. (telecommunications).
John A. Wright (79)                1980         Bank Consultant.

        In addition, Messrs. Stephenson, Crosswhite, Darden, Fitzhugh and Jarrett serve as directors of the Bank.

BOARD OF DIRECTORS; ELECTION OF OFFICERS

          The Company has a classified Board of Directors currently comprised of thirteen members (exclusive of advisory directors), with directors serving staggered three-year terms. One class is elected at each annual meeting of the Company's shareholders. The terms of Madame Cree and Messrs. McAlister, Webster and Wright expire in 1999. The terms of Messrs. Caldwell, Crosswhite, Gee and Kellar expire in 2000 and the terms of Madame Jones and Messrs. Beckham, Stephenson, Taliaferro and Whitten expire in 2001.

          All directors hold office until their successors are duly elected and qualified. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum except that any vacancy on the Board of Directors resulting from the removal of a director by the shareholders must be filled only by the shareholders entitled to vote at an annual or special meeting called for that purpose. A director elected to fill a vacancy is elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors must be filled by election at an annual meeting or at a special meeting of the shareholders entitled to vote called for that purpose.

          The Bylaws of the Company provide for advisory directors. The following individuals currently serve as advisory directors of the Company:
Arlas Cavett, L.H. Mosley and J.E. Smith.

          Executive officers of the Company are elected by the Board of Directors at its annual meeting and hold office until the next annual meeting of the Board of Directors or until their resignation or removal or until their respective successors are duly elected and have qualified. The officers of the Bank are elected by the board of directors of the Bank at its annual meeting and hold office until the next annual meeting of such board of directors or until their resignation or removal or until their respective successors are duly elected and have qualified.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

          The following table and notes thereto set forth certain information as August 27, 1998, and as adjusted to reflect the Offering of the Common Stock with respect to the shares of Common Stock beneficially owned by (i) each person known by the Company to own beneficially more than 5% of the Common Stock of the Company, (ii) each director, advisory director and named executive officer of the Company and (iii) all current directors and executive officers of the Company as a group.

                                                       SHARES BENEFICIALLY OWNED     SHARES BENEFICIALLY OWNED
                                                        BEFORE THE OFFERING(1)         AFTER THE OFFERING(1)
                                                     -----------------------------  ---------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     NUMBER       PERCENT(2)        NUMBER       PERCENT(3)
------------------------------------                 --------------  -------------  -------------  -------------
5% Shareholders
---------------
Independent Bankshares, Inc........................     155,099            7.80%      155,099           6.72%
 Employee Stock Ownership/401(k) Plan
 P.O. Box 3296
 Abilene, Texas  79604
Bryan W. Stephenson................................     107,794(4)         5.40       107,794(4)        4.65
 547 Chestnut
 Abilene, Texas 79602
Scott L. Taliaferro, Jr............................     100,313(5)         5.05       100,313(5)        4.35
 P.O. Box 240
 Abilene, Texas 79604
Farmers & Merchants Company........................      99,942(6)         5.03        99,942(6)        4.33
 c/o First National Bank Trust Department
 P.O. Box 701
 Abilene, Texas 79604

Directors and Executive Officers
--------------------------------
John L. Beckham....................................       1,500            0.08         1,500           0.07
Lee Caldwell.......................................      13,706            0.69        13,706           0.59
Arlas Cavett*......................................      25,575(7)         1.29        25,575(7)        1.11
Mrs. Wm. R. (Amber) Cree...........................       4,527            0.23         4,527           0.20
Randal N. Crosswhite...............................      24,503(8)         1.23        24,503(8)        1.06
Thomas C. Darden...................................           0              --             0             --
James G. Fitzhugh..................................      14,013(9)         0.71        14,013(9)        0.61
Louis S. Gee.......................................      45,032(10)        2.25        45,032(10)       1.94
Michael D. Jarrett.................................       7,154(11)        0.36         7,154(11)       0.31
Nancy E. Jones.....................................         300            0.02           300           0.01
Marshal M. Kellar..................................       1,931(12)        0.10         1,931(12)       0.08
Tommy McAlister....................................       5,360(13)        0.27         5,360(13)       0.23
L.H. Mosley*.......................................      55,039            2.77        55,039           2.39
J.E. Smith*........................................       3,875(14)        0.19         3,875(14)       0.17
Bryan W. Stephenson................................     107,794(4)         5.40       107,794(4)        4.65
Scott L. Taliaferro................................      79,961(15)        4.02        79,961(15)       3.47
James D. Webster, M.D..............................         885            0.04           885           0.04
C.G. Whitten.......................................       6,550            0.33         6,550           0.28
John A. Wright.....................................      89,250            4.49        89,250           3.87
All executive officers and directors as a group
(19 individuals, including the executive officers
and directors listed above)........................     486,955(16)       24.24%      486,955(16)       0.91%

------------------
* Advisory Director.

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless as otherwise indicated, all shares are owned directly, and each person has sole voting and investment power with respect to the shares reported.

(2) The percentage of Common Stock indicated is based on 1,987,296 shares of Common Stock issued and outstanding at August 27, 1998.

(3) The percentage of Common Stock indicated is based on 2,307,296 shares of Common Stock issued and outstanding upon consummation of the Offering (assuming no exercise of the underwriter's over-allotment option).

(4) Includes 15,808 shares owned by Mr. Stephenson's wife and minor children and 9,624 shares that could be acquired within 60 days through the conversion of Series C Preferred Stock owned by Mr. Stephenson's wife. Also includes Mr. Stephenson's beneficial ownership of 12,219 shares held by the Plan.

(5) Includes 99,942 shares held by Farmers and Merchants Company, Abilene, Texas, as trustee for Mr. Taliaferro.

(6) Constitutes shares held in trust for the benefit of Scott L. Taliaferro, Jr.

(7) Includes 17,956 shares owned by Cavett & Frost, a general partnership in which Mr. Cavett is a 50% partner, and 971 shares owned by Cavett, Inc. Mr. Cavett is President and a 50% shareholder of Cavett, Inc.

(8) Includes Mr. Crosswhite's beneficial ownership of 11,135 shares held by the Plan.

(9) Includes Mr. Fitzhugh's beneficial ownership of 9,212 shares held by the Plan.

(10) Includes 14,467 shares owned by Tippett & Gee, Inc. Mr. Gee is the Chairman of the Board and majority shareholder of Tippett & Gee, Inc. Also includes 11,484 shares that could be acquired within 60 days through the conversion of Series C Preferred Stock.

(11) Includes Mr. Jarrett's beneficial ownership of 4,654 shares held by the Plan.

(12) Includes 1,931 shares owned by M & G Kellar Investment Limited Partnership, a partnership in which Mr. Kellar is a general partner.

(13) Includes 3,235 shares owned by McAlister Oil Co., Inc. Mr. McAlister is President and sole shareholder of McAlister Oil Co., Inc. Also includes 689 shares that could be acquired within 60 days through the conversion of Series C Preferred Stock owned by McAlister Oil Co., Inc.

(14) Includes 1,750 shares owned by Mr. Smith's wife.

(15) Includes 1,240 shares owned by Mr. Taliaferro's wife.

(16) Includes 21,797 shares that could be acquired within 60 days through the conversion of Series C Preferred Stock. Also includes such executive officers' beneficial ownership of 37,220 shares held by the Plan.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company is authorized to issue 30,000,000 shares of Common Stock of which 1,987,296 shares were issued and outstanding at August 27, 1998.

  Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor. Each share of Common Stock entitles the holder thereof to one vote upon matters voted upon by the shareholders. Cumulative voting for the election of directors is not permitted, which means that the holders of a majority of shares voting for the election of directors can elect all members of each class of the Board of Directors. Except as otherwise required by applicable Texas law and under the "Fair Price" provision described below, a two-thirds vote is sufficient for any action that requires the vote or concurrence of shareholders, except that a plurality vote is sufficient to elect directors.

  The holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights or privileges. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock (as defined herein). All shares of Common Stock now outstanding are, and shares to be issued in the Offering will be, fully paid and nonassessable. Each share of Common Stock has the same rights, privileges and preferences as every other share.

POTENTIAL LIMITS OR QUALIFICATIONS FROM PREFERRED STOCK

  The Company is authorized to issue 5,000,000 shares of preferred stock, par value $10.00 per share (the "Preferred Stock"), which the Board of Directors may designate and issue from time to time in one or more series. With respect to each series of the Preferred Stock, the Board of Directors is authorized to fix and determine by the resolution or resolutions providing for the issuance of the series the number of shares to constitute the series and the designation of the series and any one or more of the following rights and preferences: (i) the rate of dividend; (ii) the price at and terms and conditions on which shares may be redeemed; (iii) the amount payable for shares in the event of involuntary or voluntary liquidation; (iv) sinking funds provisions (if any) for the redemption or repurchase of the shares; (v) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and (vi) voting rights (including the number of votes per share, the matters on which the shares can vote and the contingencies that make voting rights effective). The shares of each series of the Preferred Stock may vary from the shares of any other series of Preferred Stock in any or all of the foregoing respects.

  Pursuant to action of the Board of Directors, 50,000 shares of Preferred Stock have been designated as $10.00 Series C Cumulative Convertible Preferred Stock ("the "Series C Preferred Stock"), and 5,066 shares of Series C Preferred Stock were issued and outstanding at August 27, 1998. Holders of Series C Preferred Stock are entitled to receive, if, as and when declared by the Board of Directors, out of funds legally available therefore, in preference to the holders of Common Stock and of any other stock ranking junior to the Series C Preferred Stock in respect of dividends, annual cumulative cash dividends at the per share rate of $4.20 payable quarterly, in arrears. The Company may not (i) declare or pay any dividend in respect of the Common Stock or any stock junior to the Series C Preferred Stock with respect to dividend and liquidation rights unless, on the date of payment, all accumulated dividends in respect of the Series C Preferred Stock are paid, or (ii) purchase, redeem or otherwise acquire, or set aside monies or create a sinking fund for the purchase, redemption or acquisition of, Common Stock or any such junior preferred stock generally if the Company has failed to declare and pay (or set aside monies for the payment of) dividends in respect of the Series C Preferred Stock. Furthermore, the Company may not declare or pay any dividend in respect of the Common Stock or purchase or otherwise acquire shares of Common Stock if, on the record date for such payment, or the date of such purchase or acquisition, such action would cause shareholders' equity of the Company, as reported in the most recent quarterly or annual financial statements filed by the Company with the Commission, to be less than an amount equal to the sum of (i) 140% of the product of the number of then outstanding shares of Series C Preferred Stock multiplied by $42.00 ($298,000 at June 30, 1998), and (ii) 140% of the product of the number of then outstanding shares of stock senior to the Series C Preferred Stock with respect to dividends multiplied by the liquidation amount thereof (none at June 30, 1998).

  Whenever dividends on the Series C Preferred Stock, or any other class or series of stock of the Company ranking pari passu with the Series C Preferred Stock as to dividends, have not been paid in an aggregate amount equal to at least three quarterly dividends (regardless of whether consecutive), the holders of Series C Preferred Stock would be entitled to vote on all corporate matters on the basis of 105 votes for each share of Series C Preferred Stock held of record. Such voting rights would terminate when all such dividends accrued and in default have been paid in full or set aside for payment. Without the affirmative vote or consent of the holders of at least two-thirds of the total number of shares of Series C Preferred Stock of the Company at the time outstanding, voting as a class, the Company may not (i) amend, alter or repeal any of the rights, preferences or powers of the holders of the Series C Preferred Stock so as to affect adversely any such rights, preferences or powers, or (ii) authorize, issue or increase the authorized amount of any class or series of stock ranking senior to, or pari passu with, the Series C Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company. The Texas Business Corporation Act provides that the holders of the outstanding shares of a class will be entitled to vote as a class upon a proposed amendment, and the holders of the outstanding shares of a series will be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the provisions of the articles of incorporation, if the amendment would: (i) increase or decrease the aggregate number of authorized shares of such class or series; (ii) increase or decrease the par value of the shares of such class, including changing shares having a par value into shares without par value; (iii) effect an exchange, reclassification or cancellation of all or part of the shares of such class or series; (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into the shares of such class or series; (v) change the designations, preferences, limitations or relative rights of the shares of such class or series; (vi) change the shares of such class or series into the same or different number of shares, either with or without par value, of the same class or series or another class or series; (vii) create a new class or series of shares having rights and preferences equal, prior or superior to the shares of such class or series, or increase the rights and preferences of any class or series having rights and preferences equal, prior or superior to the shares of such class or series, or increase the rights and preferences of any class or series having rights or preferences later or inferior to the series of such class or series in a manner as to become equal, prior, or superior to the shares of such class or series; (viii) divide the shares of such class into series and fix and determine the designation of such series and the variations in the relative rights and preferences between the shares of such series; (ix) limit or deny the existing preemptive rights of the shares of such class or series; or
(x) cancel or otherwise effect the dividends on the shares of such class or series which had accrued but had not been declared.

  Each share of Series C Preferred Stock is convertible, at the option of the holder thereof, at any time prior to the redemption thereof, into a number of shares of Common Stock equal to the quotient of $42.00 divided by the conversion price (initially $0.40 per share and subject to adjustment in certain events). As of August 27, 1998, each share of Series C Preferred Stock was convertible into 22.969 shares of Common Stock, with cash paid in lieu of fractional shares. Beginning December 12, 1997, or on any anniversary thereafter, the Company may redeem all or any part of the outstanding Series C Preferred Stock by paying a redemption price per share of $42.00 in cash plus, in each case, accumulated and unpaid dividends to the redemption date. In certain cases, the Company may elect to pay all or a portion of the redemption price in shares of its Common Stock.

  In the event of any liquidation of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Series C Preferred Stock will be entitled to receive, out of the remaining net assets of the Company available for distribution to shareholders, the amount of $42.00 per share, plus an amount equal to the amount of all dividends accrued and unpaid on each such share (regardless of whether declared) to the date fixed for distribution, before any distribution is made to holders of the Common Stock or any other stock that ranks junior to the Series C Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED ARTICLES OF INCORPORATION AND THE BYLAWS

  Certain provisions in the Restated Articles of Incorporation (the "Articles") and the Restated Bylaws (the "Bylaws") of the Company could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate

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with the Board of Directors of the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiations of such proposals could result in an improvement of their terms.

  Restated Articles of Incorporation

  Classified Board of Directors. The Articles provide that the Board of Directors is divided into three classes of directors, with the term of each class expiring in a different year. The Bylaws provide that the number of directors will be fixed from time to time exclusively by the Board of Directors but will consist of not more than 30 nor less than seven directors. A majority of the Board of Directors then in office has the sole authority to fill any vacancies on the Board of Directors, except that any vacancy in the Board of Directors resulting from the removal of a director by the shareholders may be filled only by the shareholders entitled to vote at an annual meeting or a special meeting called for that purpose.

  Preferred Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company or may materially affect the rights evidenced by, or amounts payable with respect to, the shares of Common Stock. The voting and conversion rights of any class or series of Preferred Stock issued by the Company could adversely affect, among other things, the voting rights of existing shareholders.

  Fair Price Provision. The Articles contain a Fair Price provision that, among other things, requires the approval by the holders of 80% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock") as a condition for mergers and certain other business combinations (including, for these purposes, with respect to the Company or its subsidiaries, the sale or disposition of assets, the issuance or transfer of stock or other securities, any plan of liquidation or dissolution, any reclassification of securities, or recapitalization, merger or consolidation that increases the proportionate shares of outstanding stock) (collectively, "Business Combinations") involving the Company and any person or group holding 5% or more of such voting power (an "Interested Shareholder") unless the transaction is either approved by a majority of the members of the Board of Directors who are unaffiliated with the Interested Shareholder and who were directors before the Interested Shareholder became an Interested Shareholder or certain minimum price and procedural requirements are met. The 80% vote requirement is in addition to, and not in lieu of, the vote of any other class of voting securities that may be entitled to vote on Business Combinations, such as outstanding issues of Preferred
Stock.

  The Company believes that the Fair Price provision helps assure that all of the holders of the Company's Voting Stock will be treated similarly if a Business Combination is effected. Further, the Fair Price provision does not limit the ability of a third party who owns, or can obtain the affirmative votes of, at least 80% of the voting power of the Voting Stock to effect a Business Combination involving the Company in which the equity interest of the minority shareholders is eliminated. The Fair Price provision, however, makes it more difficult to accomplish certain transactions that are opposed by the incumbent Board of Directors and that may be beneficial to shareholders.

  Amendment to Bylaws. In addition to being altered, amended or repealed by the Board of Directors, the Articles provide that the Bylaws may be altered, amended or repealed at any meeting of the shareholders, at which a quorum is present, by the affirmative vote of the holders of two-thirds of the Common Stock of the Company present, in person or by proxy, at such meeting, provided that notice of the proposed alteration, amendment or repeal is contained in the notice of the meeting sent to shareholders. This provision makes it more difficult for a shareholder controlling a majority of the shares of the Common Stock to avoid the requirements of the Bylaws by simply repealing them.

  Bylaws

  Conduct of Meetings. The Bylaws provide that the Chairman of any meeting of shareholders may prescribe rules that will govern the orderly conduct of such meeting. The Chairman's determination and interpretations of the rules will be in his reasonable discretion and will be final, unless the Articles or Bylaws, resolution of the Board of Directors, or applicable law establishes rules governing a particular matter, in which case such provision will be

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

dispositive, or in the event that a majority of the shareholders present in person at the meeting request that there be a shareholder vote on the Chairman's ruling, then the Chairman's ruling may be overruled by the affirmative vote of the holders of two-thirds of the issued and outstanding capital stock of the Company entitled to vote on such matters at the meeting and present at the meeting in person or by proxy. The two-thirds vote requirement gives the Chairman the authority to prescribe rules that may be opposed by a majority of the holders of capital stock present at the meeting.

  Nominations of Directors. The Bylaws also provide that nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors, pursuant to procedures that require advance notice in writing of shareholder nominations for directors. Shareholders intending to nominate director candidates for election must deliver written notice to the Secretary of the Company at least 30 days, but not more than 50 days, prior to the shareholders' meeting called for the election of directors. The notice must set forth certain information concerning the nominee, including his or her name, address, description of qualifications, the number of shares of stock he or she beneficially owns and a covenant to provide such other information as the Company may reasonably request. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with such procedure.

  This requirement affords the Board of Directors the opportunity to consider the qualifications of the proposed nominee(s) and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualifications. Although this Bylaw provision does not give the Board of Directors the power to approve or disapprove shareholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if the procedures established by it are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors, without regard to whether this might be harmful or beneficial to the Company and its shareholders.

  Removal of Directors. The Bylaws further provide that any director may be removed from the Board of Directors at any time, but only for "cause," at any special or annual meeting of the shareholders. "Cause," for these purposes, is defined to mean conviction of a felony, an adjudication of negligence or misconduct, inability or incapacity to perform the material duties required of a director or failure to attend at least six consecutive or 50% of the regular or special meetings of the Board of Directors during any one calendar year. This provision may have the effect of making it more difficult and time consuming to remove management.

  Amendment of Bylaws. The Bylaws also provide that, in addition to being repealed or changed by the Board of Directors, the Bylaws may be repealed or changed by the affirmative vote of the holders of two-thirds of the stock of the Company entitled to vote and present at any meeting of shareholders. The requirement of an increased shareholder vote essentially parallels the requirement in the Articles.

LIMITATIONS ON LIABILITY

  As authorized by Article 1301-7.06 of the Texas Miscellaneous Corporation Laws Act, the Articles provide that to the fullest extent now or hereafter permitted by Texas law, the Company's directors will have no personal liability to the Company or its shareholders for monetary damages for breach or alleged breach of the directors' duty of care. This provision in the Articles does not, however, eliminate directors' liability resulting from suits by third parties, and does not affect the Company or its shareholders' ability to obtain equitable remedies such as an injunction or a rescission of an agreement or transaction deemed improper. Furthermore, each director will continue to be subject to liability for (1) a breach of a director's duty of loyalty to the Company or its shareholders, (2) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (4) an act or omission for which the liability of a director is expressly provided for by statute, or (5) an act related to an unlawful share repurchase or payment of a dividend.

TRANSFER AGENT

  The Bank is the transfer agent and registrar for the Common Stock.

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

                    DESCRIPTION OF THE PREFERRED SECURITIES

  The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, U.S. Trust, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Trust Act, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

  Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of the Trust, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of the Trust and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust.

  The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under "--Subordination of Common Securities." Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the Trust does not have funds on hand available to make such payments. U.S. Trust, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS

     Payment of Distributions

  Distributions on each Preferred Security will be payable at the annual rate of % of the stated Liquidation Amount of $10, payable quarterly in arrears on
March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the month in which the relevant
Distribution Date occurs. Distributions will accumulate from September   , 1998,
the date of original issuance. The first Distribution Date for the Preferred Securities will be December 31, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which federal or state banking institutions in the Borough of Manhattan, The City of New York, New York or the City of Dallas, Texas are authorized or required by law or executive order or regulation to close or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

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

  Extension Period

  The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time, or from time to time (each, an "Extension Period"), which, if exercised, would defer quarterly Distributions on the Preferred Securities during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate
additional Distributions thereon at the rate per annum of      % thereof,
compounded quarterly from the relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) dividends or distributions in Common Stock of the Company, any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, and
(b) purchases of Common Stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

  The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

  Source of Distributions

  The funds of the Trust available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee." Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.

REDEMPTION

  General

  The Subordinated Debentures will mature on September    , 2028. The Company
will have the right to redeem the Subordinated Debentures (i) on or after
September     , 2003, in whole at any time or in part from time to time, or (ii)
at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The

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


Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from the Trust until after September , 2003. See "Description of the Subordinated Debentures-General."

  Mandatory Redemption

  Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Subordinated Debentures--Redemption." If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

  Distribution of Subordinated Debentures

  Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to dissolve, wind-up or terminate the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of the Trust. See "--Liquidation Distribution Upon Termination."

  Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption

  If a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, the Company has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. In the event a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities has occurred and the Company does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate the Trust and cause the Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of the Trust as described below under "--Liquidation Distribution Upon Termination," such Preferred Securities will remain outstanding and Additional Payments (as defined herein) may be payable on the Subordinated Debentures.

  "Additional Payments" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Tax Event.

  "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of the Trust, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed. Each Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Subordinated Debentures.

  "Liquidation Amount" means the stated amount of $10 per Trust Security.

  Except in the case of the redemption on all the Preferred Securities in connection with the redemption of all the Subordinated Debentures, or in the case that such Distribution is determined by the Property Trustee not to be

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


practical, after the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

  There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Trust were to occur. The Preferred Securities that an investor may purchase, or the Subordinated Debentures that an investor may receive on dissolution and liquidation of the Trust, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

  Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that the Trust has funds on hand available for the payment of such Redemption Price. See "--Subordination of Common Securities."

  If the Trust gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, Dallas, Texas time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price and any Distribution payable on or prior to the Redemption Date, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust, or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

  Subject to applicable law (including, without limitation, United States federal securities law), and further provided that the Company does not and is not continuing to exercise its right to defer interest payments on the Subordinated Debentures, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement; provided, however, that the Company shall not effect any such purchase to the extent that such action would disqualify the Preferred Securities from listing on the AMEX (or such stock exchanges or other organizations, if any, on which the Preferred Securities are then listed or quoted) unless after the consummation of such event no Preferred Securities would then be outstanding.

  Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

  If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

  Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

  In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effects of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities have been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

  The Company will have the right at any time to dissolve, wind-up or terminate the Trust and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

  Pursuant to the Trust Agreement, the Trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of (i) certain events of bankruptcy, dissolution or liquidation of the Company,

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

(ii) the distribution of a Like Amount of the Subordinated Debentures to the holders of its Trust Securities, if the Company, as depositor, has given written direction to the Property Trustee to terminate the Trust (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "--Redemption-- Mandatory Redemption," or (iv) the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

  If an early termination occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, the Trust will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the lesser of (a) the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment, to the extent the Trustee then shall have funds legally available therefor and (b) the amount of assets of the Trust remaining available for distribution to Holders in liquidation of the Trust (in either case, the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "--Subordination of Common Securities."

  Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust." If the Company elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate the Trust and distribute the Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.

  If the Company elects to liquidate the Trust and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of the Trust, the Company will continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See "Description of the Subordinated Debentures--General."


LIQUIDATION VALUE

  The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of the Trust is $10 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See "--Liquidation Distribution Upon Termination."

EVENTS OF DEFAULT; NOTICE

  Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i) the occurrence of a Debenture Event of Default (see "Description of the Subordinated Debentures--Debenture Events of Default"); or

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(ii)  default by the Trust in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

(iii) default by the Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

(iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

(v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

  Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

  If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of the Trust. See "--Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof

REMOVAL OF THE TRUST'S TRUSTEES

  Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

  Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. If the Company does not join in such appointment within 15 days after it receives a request to do so, or in case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

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MERGER OR CONSOLIDATION OF TRUSTEES

  Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

  The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. The Trust may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of the U.S. or any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, the AMEX), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Indenture, the Subordinated Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, the Trust will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

  Except as provided below and under "Description of the Guarantee--Voting Rights; Amendments and Assignment" and as otherwise required by the Trust Act, the Trust Agreement and the Guarantee, the holders of the Preferred Securities will have no voting rights.

  The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), (iii) to modify, eliminate or add to any provisions of the Trust Agreement to

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


such extent as is necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act, or (iv) to reduce or increase the Liquidation Amount per Trust Security and simultaneously to increase or decrease the number of Trust Securities issued and outstanding solely for the purpose of maintaining the eligibility of the Preferred Securities for listing or quotation on any national securities exchange or other organization on which the Preferred Securities are then listed or quoted (including, if applicable, the AMEX); provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities and that, in the case of clause (iv), the aggregate Liquidation Amount of the Trust Securities outstanding, upon completion of any such reduction or increase, must be the same as the aggregate Liquidation Amount of the Trust Securities outstanding immediately prior to any such reduction or increase, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities (or, in the case of an amendment pursuant to clause
(iv), as of the date specified in the notice). The Trust Agreement may be amended by the trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each affected holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

  The Trustees will not, so long as any Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

  Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

  No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

  Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee will, for purposes of such vote or consent, be treated as if they were not outstanding.

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

PAYMENT AND PAYING AGENCY

  Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

  U.S. Trust will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE.

  The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, upon the occurrence and during the continuance of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

  The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

  Holders of the Preferred Securities have no preemptive or similar rights.

  The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

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                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

  Concurrently with the issuance of the Preferred Securities, the Trust will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Subordinated Debentures issued by the Company. The Subordinated Debentures will be issued as unsecured debt under the
Indenture, to be dated as of September   , 1998 (the "Indenture"), between the
Company and U.S. Trust as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

  The Subordinated Debentures will be limited in aggregate principal amount to approximately $10,309,279 (or $11,855,671 if the option described under the heading "Underwriting" is exercised by the Underwriters), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The
Subordinated Debentures will bear interest at the annual rate of      % of the
principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning December 31, 1998, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day of the last month of the calendar quarter. It is anticipated that, until the liquidation of the Trust, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount
thereof (to the extent permitted by law) at the rate per annum of      %
thereof, compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Payments, as applicable.


  The Subordinated Debentures will mature on September   , 2028 (such date, as
it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Company to any date
not earlier than September   , 2003, subject to the Company having received
prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of the Company but in no event to a date later than
September    , 2037, provided that at the time such election is made and at the time of extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, and (iii) the Trust is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated. In the event that the Company elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it will give notice thereof to the Debenture Trustee, the Trust and to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from the Trust until after
September     , 2003, except if a Tax Event, a Capital Treatment Event or an
Investment Company Event has occurred and is continuing.

  The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank, upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Bank, and holders of Subordinated Debentures should look only to the assets of the Company for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future or otherwise. See "--Subordination."

  The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  The Company has the right under the Indenture at any time during the term of the Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extension Period"). The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid
(together with interest thereon at the annual rate of      %, compounded
quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

  During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) dividends or distributions in Common Stock of the Company, any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, and
(b) purchases of Common Stock of the Company related to the rights under any of the Company's benefit plans for its directors, of officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest will be due and payable during an Extension Period, except at the end thereof. The Company has no present intention of exercising its rights to defer payments of interest on the Subordinated Debentures. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extension Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to the AMEX (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

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ADDITIONAL SUMS

  If the Trust or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay to the recordholders of the Subordinated Debentures as additional amounts (referred to herein as "Additional Payments") on the Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by the Trust after paying any such additional taxes, duties or other governmental charges will not be less than the amounts the Trust would have received had such additional taxes, duties or other governmental charges not been imposed.

REDEMPTION

  The Company will have the right to redeem the Subordinated  Debentures  prior
to maturity (i) on or after September      , 2003, in whole at any time or in
part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

  "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by the Company on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, (ii) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or (iii) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Trust or the Company must request and receive an opinion with regard to such matters within a reasonable period of time after the Trust or the Company becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

  "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

  "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities under the Trust Agreement.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless the Company

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

defaults in payment of the redemption price for the Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.

  The Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

  As described under "Description of the Preferred Securities--Liquidation Distribution Upon Termination," under certain circumstances involving the termination of the Trust, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve if then required under applicable policies or guidelines of the Federal Reserve. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust, the Company will use its best efforts to list the Subordinated Debentures on the AMEX or such stock exchanges or other organizations, if any, on which the Preferred Securities are then listed or quoted. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

  If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee, or
(iii) the Company has given notice of its election of an Extension Period as provided in the Indenture with respect to the Subordinated Debentures and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) dividends or distributions in Common Stock of the Company, any declaration of a non-cash dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, and (b) purchases of common stock of the Company related to the rights under any of the Company's benefit plans for its directors, officers or employees), (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

  The Indenture provides that the Subordinated Debentures are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization or any bankruptcy, insolvency or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

  In the event of the acceleration of the maturity of any Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

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


  No payments on account of principal or interest in respect of the Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company resulting in the acceleration of the maturity thereof.

  "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

  "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include
(i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

  "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Subordinated Debentures).

  "Additional Senior Obligations" means, with respect to the Company, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

  The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. As of June 30, 1998, the Company had aggregate Senior Debt, Subordinated Debt and Additional Senior Obligations of approximately $4,000 ($971,000 on a pro forma basis giving effect to the indebtedness to be incurred by the Company in connection with the Pending Acquisition). Because the Company is a holding company, the

Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company subsidiaries, including obligations to depositors of the Bank.

PAYMENT AND PAYING AGENTS

  Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Debenture Trustee in Dallas, Texas, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Subordinated Debentures, or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents for the Subordinated Debentures or rescind the designation of any paying agent for the Subordinated Debentures; however, the Company will at all times be required to maintain a paying agent in each place of payment for the Subordinated Debentures.

  Any moneys deposited with the Debenture Trustee or any paying agent for the Subordinated Debentures, or then held by the Company in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holder of such Subordinated Debenture will thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

  U.S. Trust will act as the registrar and the transfer agent for the Subordinated Debentures. Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon or a satisfactory written instrument of transfer, duly executed), at the office of the registrar in Dallas, Texas. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. The Company may at any time designate additional transfer agents with respect to the Subordinated Debentures. In the event of any redemption, the Company will not be required to
(i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of mailing a notice for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of such notice of redemption, or (ii) register the transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

  The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated

Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

DEBENTURE EVENTS OF DEFAULT

  The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Subordinated Debentures:

  (i) failure for 30 days to pay any interest on the Subordinated Debentures when due (subject to the deferral of any due date in the case of an Extension Period); or

  (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise (subject to a valid extension of the maturity date in accordance with the Indenture); or

  (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or

  (iv) certain events of bankruptcy, insolvency or reorganization of the Company.

  The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

  The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

  If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

  If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust may become subject to the reporting obligations under the Exchange Act. The Company has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.

  The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities --Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

  The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and any Person may not consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company's obligations on the Subordinated Debentures,
(ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

  The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee, for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be and pay all other sums payable under the Indenture by the Company.

GOVERNING LAW

  The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Delaware.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

  The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

  The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of the Trust (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate the Trust, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of the Trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

  The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, U.S. Trust, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

  The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment; provided, however, that only when the Guarantee is taken together with the obligations of the Company under the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement do the Company and the Trust believe that the Company's guarantee of the obligations of the Trust under the Preferred Securities constitutes a full and unconditional guarantee. See "Relationship Among the Preferred Securities-- The Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Preferred Securities in liquidation of the Trust. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust to pay such amounts to such holders.

  The Guarantee will not apply to any payment of Distributions except to the extent the Trust has funds available therefor. If the Company does not make interest payments on the Subordinated Debentures held by the Trust, the Trust will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

  The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company in the same manner as the Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

  The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of the Bank, except to the extent the Company may itself be recognized as a creditor of the Bank. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company subsidiaries, and claimants should look only to the assets of the Company for payments thereunder.

  The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee."

AMENDMENTS AND ASSIGNMENT

  Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities-- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

  An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

  Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person.

  The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

  The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

  The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust, or (c) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

  The Guarantee will be governed by and construed in accordance with the laws of the State of Delaware.

EXPENSE AGREEMENT

  The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of the Preferred Securities or other similar interests in the Trust of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of the Trust may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                 THE SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

  Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust believe that, taken together, the obligations of the Company under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of the payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full irrevocable and unconditional guarantee of the obligations of the Trust under the Preferred Securities. If and to the extent that the Company does not make payments on the Subordinated Debentures, the Trust will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover the payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

SUFFICIENCY OF PAYMENTS

  As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of the Trust (except the obligations of the Trust to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

  A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF THE TRUST

  The Preferred Securities evidence a preferred undivided beneficial interest in the assets of the Trust. The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from the Trust (or from the Company under the Guarantee) if and to the extent the Trust has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

  Upon any voluntary or involuntary termination, winding-up or liquidation of the Trust involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Because the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the obligations of the Trust to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

  The following is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of the Preferred Securities and, insofar as it relates to matters of law and legal conclusions, reflects the opinion of Arter & Hadden LLP, special counsel to the Company. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of the Preferred Securities may differ from the treatment described below.

  No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of the Preferred Securities. Moreover, this summary generally focuses on holders of the Preferred Securities who are individual citizens or residents of the United States and who acquire the Preferred Securities on their original issue at their offering price and hold the Preferred Securities as capital assets. This summary has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of the Preferred Securities.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

  The Company intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the IRS or, if challenged, that such a challenge will not be successful. See "Certain Federal Income Tax Consequences - Effect of Changes in Tax Laws and Pending Litigation." The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

CLASSIFICATION OF THE TRUST

  Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of the Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and upon the occurrence of an Extension Period each holder will be required to include in its gross income any OID accrued with respect to its allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

  Under recently issued Treasury regulations (the "Regulations"), a debt instrument will be deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by the Company of its option to defer the payment of stated interest on the Subordinated Debentures would prevent the Company from declaring dividends on any class of equity, the Company believes that the likelihood of its exercising the option is "remote" within the meaning of the Regulations. As a result, the Company intends to take the position that the Subordinated Debentures will not be deemed to be issued with OID. Accordingly, based on this position, stated interest payments on the Subordinated Debentures will be includible in the ordinary income of a holder at the time that such payments are paid or accrued in accordance with the holder's regular method of accounting. Because the Regulations have not yet been addressed in any published rulings or other published interpretations issued by the IRS, it is possible that the IRS could take a position contrary to the position taken by the Company.

  If the Company were to exercise its option to defer the payment of stated interest on the Subordinated Debentures, the Subordinated Debentures would be treated, solely for purposes of the OID rules, as being "reissued" at such time with OID. The amount of interest income includible in the taxable income of a holder of the Subordinated Debentures would be determined on the basis of a constant yield method over the remaining term of the instrument regardless of the holder's method of tax accounting and the actual receipt of future payments of stated interest on the Subordinated Debentures would no longer be separately reported as taxable income. Consequently, a holder of the Preferred Securities would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held even though the Company would not be making any actual cash payments during the Extension Period. The amount of OID that would accrue, in the aggregate, during the Extension Period would be approximately equal to the amount of the cash payment due at the end of such period. Moreover, under the Regulations, if the option to defer the payment of interest income with respect to the Subordinated Debentures was determined not to be "remote," the Subordinated Debentures would be treated as having been originally issued with OID. In such event, all of a holder's taxable interest income would be accounted for as OID and any OID included in income would increase the holder's adjusted tax basis in the Subordinated Debentures and the holder's actual receipt of interest payments would reduce such basis.

  Because income on the Preferred Securities will constitute interest income for United States federal income tax purposes, corporate holders of the Preferred Securities will not be entitled to claim a dividends received deduction in respect of such income.

MARKET DISCOUNT AND ACQUISITION PREMIUM

  Holders of the Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

  Under certain circumstances, as described under "Description of the Preferred Securities--Redemption" and "--Liquidation Distribution Upon Termination," the Subordinated Debentures may be distributed to holders of the Preferred Securities upon a liquidation of the Trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an adjusted tax basis in the Subordinated Debentures received in the liquidation equal to such holder's adjusted tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of the Trust would include the period for which such holder held the Preferred Securities.

     If, however, a Tax Event were to occur which resulted in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities--Redemption" and "--Liquidation Distribution Upon Termination."

DISPOSITION OF PREFERRED SECURITIES

     Upon the sale of the Preferred Securities, a holder will recognize a gain or loss in an amount equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized in the sale (except to the extent of any amount received in respect of accrued but unpaid interest not previously included in income). A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID (if any) previously includible in the holder's gross income to the date of disposition and decreased by payments (if any) received on the Preferred Securities in respect of OID to the date of disposition. Such gain or loss generally will be a capital gain or loss. In the case of non-corporate taxpayers, the tax rates applicable to capital gains from the disposition of Preferred Securities generally will vary depending upon whether, at the time of disposition, the Preferred Securities have been held for more than twelve months.

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Subordinated Debentures are treated as having been issued, or reissued, with OID) with respect to the underlying Subordinated Debentures. A holder who disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or (ii) any amount of OID, in either case, that has accrued on its pro rata share of the underlying Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in its Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions applicable to non-corporate taxpayers, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF CHANGES IN TAX LAWS AND PENDING LITIGATION

     In recent years there have been several proposals which, if enacted, could have adversely affected the ability of the Company to deduct interest paid on the Subordinated Debentures. These proposals, however, were not enacted. Nevertheless, there can be no assurance that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures.

     In addition, in a currently pending case in the Tax Court, Enron Corp. v. Commissioner, TC Dkt. No. 6149-98, the IRS is challenging the deductibility of interest paid on securities which are similar, but not identical to, the Subordinated Debentures. The IRS may also challenge the deductibility of the interest paid on the Subordinated Debentures, which could in turn trigger a Tax Event and a redemption of the Preferred Securities.

     Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after,
September     , 2003. See "Description of the Subordinated Debentures--
Redemption" and "Description of the Preferred Securities--Redemption--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Interest paid on the Subordinated Debentures, or the amount of OID accrued on the Subordinated Debentures, if applicable, held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the IRS on Forms 1099, which forms should be mailed to such holders of the Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the IRS.

  THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF THE PREFERRED SECURITIES. HOLDERS OF THE PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

  Each of the Company (the obligor with respect to the Subordinated Debentures held by the Trust), and its affiliates and the Property Trustee may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to many employee benefit plans ("Plans") that are subject to ERISA and certain employee benefit-related provisions of the Code. The purchase and/or holding of Preferred Securities by a fiduciary of a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the Code) and with respect to which Plan the Company, the Property Trustee or any affiliate is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or
Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 95-60 (an exemption for transactions involving certain insurance company general accounts) or PTCE 96-23 (an exemption for certain transactions determined by an in-house asset manager). In addition, a Plan fiduciary considering the purchase of Preferred Securities should be aware that the assets of the Trust may be considered "plan assets" for ERISA purposes pursuant to the Department of Labor regulation defining what constitutes the assets of a Plan. In such event, any person exercising discretion or providing services with respect to the Subordinated Debentures may become parties in interest or disqualified persons with respect to the investing Plans. In order to avoid certain prohibited transactions under ERISA and the Code that could thereby result, the fiduciary, with respect to each investing Plan, by purchasing the Preferred Securities, will be deemed to have directed the Trust to invest in the Subordinated Debentures and to have consented to the appointment of the Property Trustee. In this regard, it should be noted that, in the event of an Event of Default, the Company may not remove the Property Trustee without the approval of a majority of the holder of the Preferred Securities.

  A Plan fiduciary should consider whether the purchase of Preferred Securities could result in the delegation of fiduciary authority to the Property Trustee, and, if so, whether such a delegation of fiduciary authority is permissible under the Plan's governing instrument or pursuant to any investment management agreement with the Plan. In making such determinations, a Plan fiduciary should note that the Property Trustee is a U.S. bank qualified to be an investment manager (within the meaning of Section 3(38) of ERISA) to which such a delegation of authority generally would be permissible under ERISA. Further, prior to an Event of Default with respect to the

Subordinated Debentures, the Property Trustee will have only limited custodial and ministerial authority with respect to Trust assets.

  THE SALE OF PREFERRED SECURITIES TO PLANS IS IN NO RESPECT A REPRESENTATION BY THE TRUST, THE COMPANY, THE PROPERTY TRUSTEE, THE UNDERWRITER OR ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE PREFERRED SECURITIES THAT SUCH SECURITIES SATISFY ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR ANY PARTICULAR PLAN, OR THAT SUCH SECURITIES ARE OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN. ANY PURCHASER PROPOSING TO ACQUIRE PREFERRED SECURITIES WITH ASSETS OF ANY PLAN SHOULD CONSULT WITH ITS COUNSEL.

                                  UNDERWRITING

SALE OF COMMON STOCK

  Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriter relating to the sale of the Common Stock (the "Common Stock Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 320,000 shares of Common Stock.

  The Common Stock Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to the satisfaction of certain conditions precedent. The Underwriter has agreed to purchase and pay for all 320,000 shares of Common Stock (other than those shares subject to the over-allotment option described below) if any are purchased. The Company has been advised that the Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession
not in excess of $      per share.  The Underwriter may allow, and such dealers
may reallow, a discount not in excess of $      per share to certain other
dealers. After commencement of this Offering, the offering price concession and discounts may be changed by the Underwriter.

  The Company has granted the Underwriter an option to purchase up to an additional 48,000 shares of Common Stock at the same price per share which the Company will receive for the shares offered herein. Such option, which expires 30 days after the date of this Prospectus, may be exercised only for the purpose of covering over-allotments.

  In the Common Stock Underwriting Agreement, the Company has agreed that it will not, for 90 days from the date of this Prospectus, directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of the Company's equity securities, any securities convertible or exchangeable for such equity securities or any other rights to acquire such equity securities without the Underwriter's prior written consent, other than shares of Common Stock issued and sold to the Underwriter pursuant to the Common Stock Underwriting Agreement, shares of Common Stock issued upon exercises of employee stock options outstanding as of the date of the Common Stock Underwriting Agreement and Common Stock issued upon conversion of the Company's outstanding Series C Preferred Stock. The Company's executive officers, directors, and beneficial owners of more than five percent of the Common Stock (other than the Independent Bankshares, Inc. Employee Stock Ownership Plan) have agreed, for 90 days from the date of this Prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of the Company's equity securities, any securities convertible or exchangeable for the Company's equity securities or any other rights to acquire such equity securities without the prior written consent of the Underwriter.

SALE OF PREFERRED SECURITIES

  Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriter relating to the sale of the Preferred Securities (the "Preferred Securities Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriter has agreed to purchase from the Trust, and the Trust has agreed to sell to the Underwriter, 1,000,000 Preferred Securities.

  The Preferred Securities Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to the satisfaction of certain conditions precedent. The Underwriter has agreed to purchase and pay for all 1,000,000 Preferred Securities (other than those Preferred Securities subject to the over-allotment option described below) if any are purchased. The Company has been advised that the Underwriter proposes to offer the Preferred Securities directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a
concession not in excess of $      per Preferred Security.  The Underwriter may
allow, and such dealers may reallow, a discount not in excess of $      per
Preferred

Security to certain other dealers. After commencement of this Offering, the offering price concession and discounts may be changed by the Underwriter.

  In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Subordinated Debentures of the Company, the Preferred Securities Underwriting Agreement provides that the Company will pay as compensation to the Underwriter arranging the investment therein of such
proceeds, an amount in immediately available funds of $           per Preferred
Security (or $                    in the aggregate).

  The Trust has granted the Underwriter an option to purchase up to an additional 150,000 Preferred Securities at the same price per Preferred Security which the Trust will receive for the Preferred Securities offered herein. Such option, which expires 30 days after the date of this Prospectus, may be exercised only for the purpose of covering over-allotments.

  The Company and the Trust have agreed that they will not, for 90 days from the date of this Prospectus, without the Underwriter's prior written consent, directly or indirectly offer, sell, contract to sell or otherwise dispose of the Preferred Securities other than pursuant to the Preferred Securities Underwriting Agreement, any other beneficial interests in the assets of the Trust or any securities of the Trust or the Company that are substantially similar to the Preferred Securities or the Subordinated Debentures, including any guarantee of such beneficial interests or substantially similar securities, or securities convertible into or exchangeable for or that represent the right to receive any such beneficial interest or substantially similar securities.


GENERAL

  Although the Common Stock is listed on the AMEX and the Preferred Securities have been approved for listing on the AMEX, subject to notice of official issuance, no assurances can be made as to the liquidity of such Common Stock and the Preferred Securities. See "Risk Factors--Risk Factors Relating to the Company--Trading Market for the Common Stock," and "Risk Factors Relating to the Preferred Securities--Trading Price, Absence of Prior Public Market, and Ratings for the Preferred Securities." The offering price of the Common Stock and the offering price and distribution rate of the Preferred Securities have been determined by negotiations among representatives of the Company and the Underwriter, and such offering prices may not be indicative of the market price of the Common Stock or the Preferred Securities following the Offering.

  The Company and the Underwriter have agreed to indemnify, or to contribute to payments made by, each other against certain civil liabilities, including certain civil liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

  In connection with the Offering, the Underwriter and its affiliates may engage in transactions effected in accordance with Rule 104 of the Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Common Stock or the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriter creates a short position for its own account by selling more Common Stock or Preferred Securities than it is committed to purchase. In such case, to cover all or part of the short position, the Underwriter may exercise either or both of the over-allotment options described above to purchase additional Common Stock or Preferred Securities or may purchase Common Stock or Preferred Securities in the open market following completion of the initial Offering thereof. The Underwriter also may engage in stabilizing transactions in which it bids for, and purchases, Common Stock or Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock or the Preferred Securities. The Underwriter also may reclaim any selling concessions allowed to a dealer if the Underwriter repurchases Common Stock or Preferred Securities distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the Common Stock or the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the

Common Stock or the Preferred Securities. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

                                 LEGAL MATTERS

  The legality of the Common Stock, the Subordinated Debentures and the Guarantee will be passed upon for the Company by Arter & Hadden LLP, Dallas, Texas, counsel to the Company. Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of the Trust will be passed upon by Prickett, Jones, Elliott, Kristol & Schnee, special counsel to the Company and to the Trust. Certain matters relating to United States federal income tax consideration will be passed upon for the Company by Arter & Hadden LLP. Certain legal matters will be passed upon for the Underwriter by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1997 and 1996, of Independent Bankshares, Inc. and the related consolidated income statements, statements of changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The 1997 audited financial statements of Azle Bancorp included in this Prospectus have been audited by Stovall, Grandey & Whatley, L.L.P., independent accountants, for the period set forth in their report thereupon appearing elsewhere herein and are included in reliance upon such report given upon authority of such firm as experts in accounting and auditing.

  The financial statements of Azle State Bank at December 31, 1996 and
1995, and for each of the two years in the period ended December 31, 1996, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a registration statement on Form S-2 (as amended and together with all exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock and Preferred Securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock and the Preferred Securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference.

  The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commissions' World Wide Web site at http://www.sec.gov. The Common Stock is quoted on the AMEX, and reports and other information concerning the Company may be inspected and copied at the offices of the AMEX at 86 Trinity Place, New York, New York 10006.

  No separate financial statements of the Trust have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Trust will be owned by the Company, a reporting company under the Exchange Act;
(ii) the Trust has no independent operations but exists solely for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust under the Indenture and pursuant to the Trust Agreement, the Guarantee issued by Company with respect to the Preferred Securities, the Subordinated Debentures purchased by the Trust and the related Indenture, taken together, constitute, in the belief of the Company and the Trust, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Subordinated Debentures" and "Description of the Guarantee."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, previously filed by the Company with the Commission pursuant to Section 15(d) of the Exchange Act, are incorporated herein by reference:

  (a) The Company's Annual Report on Form 10-K for the year ended December 31,1997 as amended by the Company's Annual Report on Form 10-K/A filed April 30, 1998;

  (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, and June 30,1998.

  (c)  The Company's Current Report on Form 8-K dated May 29, 1998.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated herein by reference in such documents). Written requests for such copies should be directed to Randal
N. Crosswhite, Vice President and Chief Financial Officer, Independent Bankshares, Inc., 547 Chestnut Street, Abilene, Texas 79602. Telephone requests may be directed to (915) 677-5550.

                         INDEX TO FINANCIAL STATEMENTS


INDEPENDENT BANKSHARES, INC.

   Consolidated Balance Sheets at June 30, 1998 (unaudited)
     and December 31, 1997................................................   F-3

   Consolidated Statements of Income and Comprehensive Income
     for the Six-month Periods ended June 30, 1998 and
     1997 (unaudited).....................................................   F-4

   Consolidated Statements of Cash Flows for the Six-month
     Periods ended June 30, 1998 and 1997 (unaudited).....................   F-5

   Notes to Consolidated Financial Statements (unaudited).................   F-6

   Report of Independent Accountants......................................   F-9

   Consolidated Balance Sheets at December 31, 1997 and 1996..............  F-10

   Consolidated Income Statements for the Years ended
     December 31, 1997, 1996 and 1995.....................................  F-11

   Consolidated Statements of Changes in Stockholders' Equity
   for the Years ended December 31, 1997, 1996 and 1995...................  F-12

   Consolidated Statements of Cash Flows for the Years ended
     December 31, 1997, 1996 and 1995.....................................  F-13

   Notes to Consolidated Financial Statements.............................  F-14

AZLE BANCORP AND SUBSIDIARIES

   Consolidated Balance Sheets at June 30, 1998 and 1997 (unaudited)......  F-33

   Consolidated Statements of Income for the Periods of Six Months
     ended June 30, 1998 and 1997 (unaudited).............................  F-34

   Consolidated Statements of Cash Flows for the Periods of
     Six Months ended June 30, 1998 and 1997 (unaudited)..................  F-35

   Notes to Consolidated Financial Statements (unaudited).................  F-36

   Independent Auditor's Report...........................................  F-42

   Consolidated Balance Sheet at December 31, 1997........................  F-43

   Consolidated Statement of Income for the Year Ended
     December 31, 1997....................................................  F-44

   Consolidated Statement of Changes in Shareholders' Equity
     for the Year ended December 31, 1997.................................  F-45

   Consolidated Statement of Cash Flow for the Year ended
     December 31, 1997....................................................  F-46

   Notes to Consolidated Financial Statements.............................  F-47

AZLE STATE BANK

   Report of Independent Auditors.........................................  F-54

   Balance Sheets at December 31, 1996 and 1995...........................  F-55

   Statements of Income for the Years Ended December 31, 1996 and 1995....  F-56

   Statements of Changes in Stockholders' Equity for
     the Years Ended December 31, 1996 and 1995...........................  F-57

   Statements of Cash Flows for the Years Ended
     December 31, 1996 and 1995...........................................  F-58

   Notes to Financial Statements..........................................  F-59

                         INDEPENDENT BANKSHARES, INC.
                          CONSOLIDATED BALANCE SHEETS
                    AT JUNE 30, 1998 AND DECEMBER 31, 1997


                                                      JUNE 30,     DECEMBER 31,
ASSETS                                                  1998          1997
------                                              ------------   ------------
Cash and Cash Equivalents:                                  (UNAUDITED)
 Cash and Due from Banks                            $ 13,111,000   $ 14,518,000
 Federal Funds Sold                                   29,200,000     24,900,000
                                                    ------------   ------------
   Total Cash and Cash Equivalents                    42,311,000     39,418,000
                                                    ------------   ------------
Securities:
 Available-for-sale                                   26,332,000     22,501,000
 Held-to-maturity                                     40,148,000     47,293,000
                                                    ------------   ------------
   Total Securities                                   66,480,000     69,794,000
                                                    ------------   ------------
Loans:
 Total Loans                                         141,691,000    142,315,000
 Less:
  Unearned Income on Installment Loans                   882,000      1,462,000
  Allowance for Possible Loan Losses                   1,121,000      1,173,000
                                                    ------------   ------------
   Net Loans                                         139,688,000    139,680,000
                                                    ------------   ------------
Premises and Equipment                                 7,624,000      7,518,000
Goodwill                                               3,046,000      3,159,000
Accrued Interest Receivable                            2,140,000      2,208,000
Other Real Estate and Other Repossessed Assets           253,000        739,000
Other Assets                                           1,959,000      2,058,000
                                                    ------------   ------------

      Total Assets                                  $263,501,000   $264,574,000
                                                    ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities:
Deposits:
 Noninterest-bearing Demand Deposits                $ 44,296,000   $ 43,868,000
 Interest-bearing Demand Deposits                     75,098,000     77,495,000
 Interest-bearing Time Deposits                      121,570,000    121,438,000
                                                    ------------   ------------
   Total Deposits                                    240,964,000    242,801,000
Accrued Interest Payable                                 868,000        947,000
Notes Payable                                              4,000         57,000
Other Liabilities                                        355,000        242,000
                                                    ------------   ------------
     Total Liabilities                               242,191,000    244,047,000
                                                    ------------   ------------

Stockholders' Equity:
Series C Preferred Stock                                  51,000         56,000
Common Stock                                             497,000        494,000
Additional Paid-in Capital                            13,923,000     13,921,000
Retained Earnings                                      6,982,000      6,218,000
Unrealized Gain on Available-for-sale Securities          39,000         31,000
Unearned ESOP Shares                                    (182,000)      (193,000)
                                                    ------------   ------------
     Total Stockholders' Equity                       21,310,000     20,527,000
                                                    ------------   ------------

      Total Liabilities and Stockholders' Equity    $263,501,000   $264,574,000
                                                    ============   ============

          See Accompanying Notes to Consolidated Financial Statements.

                         INDEPENDENT BANKSHARES, INC.
          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
            FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                                  SIX-MONTH PERIOD
                                                                                   ENDED JUNE 30,
                                                                               ----------------------
                                                                                  1998        1997
                                                                               ----------  ----------
Interest Income:
 Interest and Fees on Loans                                                    $6,333,000  $5,833,000
 Interest on Securities                                                         1,973,000   2,699,000
 Interest on Federal Funds Sold                                                   918,000     442,000
                                                                               ----------  ----------
  Total Interest Income                                                         9,224,000   8,974,000
                                                                               ----------  ----------
Interest Expense:
 Interest on Deposits                                                           4,286,000   4,214,000
 Interest on Notes Payable                                                          1,000      35,000
                                                                               ----------  ----------
  Total Interest Expense                                                        4,287,000   4,249,000
                                                                               ----------  ----------
   Net Interest Income                                                          4,937,000   4,725,000
 Provision for Loan Losses                                                        300,000      60,000
                                                                               ----------  ----------
    Net Interest Income After Provision for Loan Losses                         4,637,000   4,665,000
                                                                               ----------  ----------
Noninterest Income:
 Service Charges                                                                  974,000     739,000
 Trust Fees                                                                       104,000      94,000
 Other Income                                                                     259,000      53,000
                                                                               ----------  ----------
  Total Noninterest Income                                                      1,337,000     886,000
                                                                               ----------  ----------
Noninterest Expenses:
 Salaries and Employee Benefits                                                 2,145,000   1,926,000
 Net Occupancy Expense                                                            468,000     411,000
 Equipment Expense                                                                402,000     415,000
 Stationery, Printing and Supplies Expense                                        206,000     184,000
 Professional Fees                                                                141,000     182,000
 Litigation Settlement Expense                                                    125,000           0
 Goodwill Amortization                                                            113,000     101,000
 Net Cost (Revenues) Applicable to Real Estate and Other Repossessed Assets        47,000     (40,000)
 Other Expenses                                                                   790,000     779,000
                                                                               ----------  ----------
  Total Noninterest Expenses                                                    4,437,000   3,958,000
                                                                               ----------  ----------
    Income Before Federal Income Taxes                                          1,537,000   1,593,000
 Federal Income Taxes                                                             564,000     538,000
                                                                               ----------  ----------
     Net Income                                                                   973,000   1,055,000
Other Comprehensive Income, Net of Tax:
 Unrealized Holding Gains (Losses) on Available-for-sale Securities Arising
  During the Period                                                                 8,000      (1,000)
                                                                               ----------  ----------
     Comprehensive Income                                                      $  981,000  $1,054,000
                                                                               ==========  ==========

Preferred Stock Dividends                                                      $   12,000  $   28,000
                                                                               ==========  ==========

Net Income Available to Common Stockholders                                    $  961,000  $1,027,000
                                                                               ==========  ==========

Basic Earnings per Common Share Available to Common Stockholders                    $0.49       $0.59
                                                                               ==========  ==========

Diluted Earnings Per Common Share Available to Common Stockholders                  $0.47       $0.52
                                                                               ==========  ==========

          See Accompanying Notes to Consolidated Financial Statements.

                          INDEPENDENT BANKSHARES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                                         1998           1997
                                                                                     -------------  ------------
Cash Flows from Operating Activities:
 Net Income                                                                          $    973,000   $ 1,055,000
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
 Deferred Federal Income Tax Expense                                                      232,000       239,000
 Depreciation and Amortization                                                            393,000       336,000
 Provision for Loan Losses                                                                300,000        60,000
 Gains on Sales of Other Real Estate and Other Repossessed Assets                          (3,000)      (64,000)
 Writedown of Other Real Estate and Other Repossessed Assets                                    0         2,000
 Decrease (Increase) in Accrued Interest Receivable                                        68,000      (100,000)
 Decrease (Increase) in Other Assets                                                     (133,000)      528,000
 Decrease in Accrued Interest Payable                                                     (79,000)     (224,000)
 Increase (Decrease) in Other Liabilities                                                 113,000      (193,000)
                                                                                     ------------   -----------
   Net Cash Provided by Operating Activities                                            1,864,000     1,639,000
                                                                                     ------------   -----------
Cash Flows from Investing Activities:
 Proceeds from Maturities of Available-for-sale Securities                              5,189,000     1,228,000
 Proceeds from Maturities of Held-to-maturity Securities                               19,866,000     9,919,000
 Proceeds from Sale of Available-for-sale Securities                                            0       193,000
 Purchases of Available-for-sale Securities                                            (9,019,000)   (6,037,000)
 Purchases of Held-to-maturity Securities                                             (12,768,000)   (8,021,000)
 Net Increase in Loans                                                                   (763,000)   (4,561,000)
 Additions to Premises and Equipment                                                     (386,000)     (174,000)
 Proceeds from Sales of Other Real Estate and Other Repossessed Assets                  1,010,000       643,000
 Cash Paid for Purchase of Crown Park Bancshares, Inc., Lubbock, Texas, in Excess
  of Cash and Cash Equivalents Held by Crown Park Bancshares on January 28, 1997
  (Date of Acquisition)                                                                         0    (1,236,000)
                                                                                     ------------   -----------
   Net Cash Provided by (Used in) Investing Activities                                  3,129,000    (8,046,000)
                                                                                     ------------   -----------
Cash Flows from Financing Activities:
 Increase (Decrease) in Deposits                                                       (1,837,000)      889,000
 Proceeds from Notes Payable                                                                    0     1,300,000
 Repayment of Notes Payable                                                               (53,000)   (2,805,000)
 Net Proceeds from Issuance of Equity Securities                                                0     4,004,000
 Payment of Cash Dividends                                                               (210,000)     (196,000)
 Payment for Fractional Shares in Stock Dividend                                                0        (5,000)
                                                                                     ------------   -----------
   Net Cash Provided by (Used in) Financing Activities                                 (2,100,000)    3,187,000
                                                                                     ------------   -----------
Net Increase (Decrease) in Cash and Cash Equivalents                                    2,893,000    (3,220,000)
Cash and Cash Equivalents at Beginning of Period                                       39,418,000    29,958,000
                                                                                     ------------   -----------

Cash and Cash Equivalents at End of Period                                           $ 42,311,000   $26,738,000
                                                                                     ============   ===========

Noncash Investing Activities:
 Additions to Other Real Estate and Other Repossessed Assets Through Foreclosures    $    611,000   $   571,000
 Sales of Other Real Estate and Other Repossessed Assets Financed with Loans               83,000        81,000
 Increase (Decrease) in Unrealized Gain/Loss on Available-for-sale Securities,
  Net of Tax                                                                                8,000        (1,000)


         See Accompanying Notes to Consolidated Financial Statements.

                          INDEPENDENT BANKSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     For information with regard to significant accounting policies, reference is made to Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 1997, which was filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended.

     The accompanying financial statements reflect all adjustments necessary to present a fair statement of the results for the interim periods presented, and all adjustments are of a normal recurring nature.

(2)  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted FAS 130 on January 1, 1998.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and that those instruments be measured at fair value. The Company adopted FAS 133 beginning July 1, 1998.

(3)  ACQUISITION OF SUBSIDIARY BANK

     The Company completed the acquisition of Crown Park Bancshares, Inc. ("Crown Park") and its wholly owned subsidiary bank, Western National Bank, Lubbock, Texas ("Western National"), effective January 28, 1997, for an aggregate cash consideration of $7,510,000. On the acquisition date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Company's subsidiary bank, First State Bank, National Association, Abilene, Texas (the "Bank"). To obtain funding for the acquisition, the Company sold an aggregate of 395,312 shares of its common stock (the "Common Stock") in an underwritten offering at a price of $11.40 per share (the "Offering"). This included 51,562 shares covered by the underwriter's over-allotment option. The above number of shares and price per share have been adjusted for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to the Company's shareholders in May 1997. The Company borrowed $800,000 from a financial institution in Amarillo, Texas (the "Amarillo Bank") to finance a portion of the cost of acquiring Crown Park. The $800,000 of borrowings was reduced to $400,000 with the proceeds of the sale of the over-allotment shares. The borrowing was paid off on December 31, 1997. At the date of acquisition, Crown Park had total assets of $60,420,000, total loans, net of unearned income, of $41,688,000, total deposits of $53,604,000 and stockholders' equity of $4,238,000. This acquisition was accounted for using the purchase method of accounting. A total of $2,486,000 of goodwill was recorded as a result of this acquisition.

(4)  PENDING ACQUISITION

     The Company has entered into a definitive agreement to acquire Azle
Bancorp ("Azle Bancorp") and its subsidiary bank, Azle State Bank, Azle, Texas ("Azle State"), for $19,025,000 in cash. The Company anticipates that it will raise the funds necessary to consummate the acquisition through a combination of an underwritten Common Stock offering, an underwritten offering of a new trust preferred stock issue and borrowings. Details of such potential stock issuances and borrowings are yet to be determined.

     At June 30, 1998, Azle State had total assets of $91,658,000, total loans, net of unearned income, of $45,103,000, total deposits of $80,826,000 and stockholders' equity of $9,998,000.

     The acquisition has been approved by the various regulatory authorities but is still subject to the approval of the shareholders of Azle Bancorp and other conditions. If such approval is received and the other conditions are satisfied, the transaction will probably be consummated during the third or fourth quarter of 1998.

(5)  UNEARNED ESOP STOCK

     The Company's Employee Stock Ownership/401(k) Plan (the "Plan") purchased 18,750 shares, adjusted for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to shareholders in May 1997, of Common Stock in the Offering in January 1997 for $214,000. The funds used for the purchase were borrowed from the Company. The note evidencing such borrowing is due in eighty-four equal monthly installments of $4,000, including interest, and matures on February 27, 2004. The note bears interest at the Company's floating base rate plus 1% (9.50% at June 30, 1998). The note is collateralized by the stock purchased in the Offering.

     As a result of the lending arrangement between the Company and the Plan, the shares are considered "unearned." The shares are "earned" on a pro rata basis as principal payments are made on the note. The shares are included in the Company's earnings per share calculations only as they are earned. At June 30, 1998, a total of 15,923 shares with an original cost of $182,000 are considered to be unearned.

(6)  EARNINGS PER SHARE

     Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares and share equivalents outstanding during the period. Because the Company's outstanding Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") is cumulative, the dividends allocable to such preferred stock reduces income available to common shareholders in the basic earnings per share calculations. In computing diluted earnings per common share for the six-month periods ended June 30, 1998 and 1997, the conversion of the Series C Preferred Stock was assumed, as the effects are dilutive. The weighted average common shares outstanding used in computing basic earnings per share for the six-month periods ended June 30, 1998 and 1997, was 1,964,000 and 1,742,000 shares, respectively. The weighted average common shares outstanding used in computing diluted earnings per common share for the six-month periods ended June 30, 1998 and 1997, was 2,087,000 and 2,015,000 shares, respectively.

(7)  ACCUMULATED OTHER COMPREHENSIVE INCOME

     An analysis of accumulated other comprehensive income for the six-month periods ended June 30, 1998 and 1997, is as follows:

                                                   Unrealized Gains,
                                                    Net of Taxes, on
                                             Available-for-sale Securities
                                             ------------------------------
                                                    Six-month Period
                                                     Ended June 30,
                                             ------------------------------
                                                  1998            1997
                                             --------------  --------------
                                                     (In thousands)
             Balance, beginning of period             $  31          $  25
             Current period change                        8             (1)
                                                      -----          -----
               Balance, end of period                 $  39          $  24
                                                      =====          =====

(8)  SETTLEMENT OF POTENTIAL LITIGATION

     In November 1995, the Pension Benefit Guaranty Corporation (the "PBGC") sent a letter to the Company regarding the Retirement Plan for Employees of the Texas Bank and Trust Co., Sweetwater, Texas (the "Plan"). In the letter, the PBGC alleged that the Company was responsible for the Plan and asked that the Company assume sponsorship of the Plan. The Company declined the PBGC's request to assume responsibility for, and sponsorship of, the Plan. If the Company had assumed responsibility for the Plan, the Company would have owed as of June 30, 1995, according to PBGC calculations, approximately $656,000 to the PBGC. In response, the PBGC, in June 1996, terminated the Plan and became the Plan's trustee, effective as of June 30, 1992.

     Texas Bank and Trust Co., Sweetwater, Texas ("Texas Bank"), became a repossessed asset of The First State Bank, Abilene, Texas ("FSB - Abilene"), a former subsidiary of the Company, through a bank foreclosure that occurred in 1985. FSB - Abilene was placed into receivership by the Federal Deposit Insurance Corporation (the "FDIC") on February 17, 1989. Texas Bank was placed into receivership by the FDIC on July 27, 1989.

     The Company did not intend to assume any responsibility for the Plan and had decided to vigorously contest any attempt by the PBGC to have the Company assume responsibility with respect to any aspect of the Plan. The statute of limitations for any action to be taken by the PBGC against the Company regarding this matter was set to expire on June 30, 1998. The PBGC indicated to the Company that as of June 30, 1998, the Company's potential responsibility to the Plan, according to PBGC calculations, was in excess of $1,000,000. The Company and the PBGC entered into settlement negotiations, and on June 30, 1998, the Company and the PBGC executed a tolling agreement to extend the expiration of the statute of limitations regarding this matter to July 20, 1998. A settlement agreement was negotiated and consummated on July 20, 1998, and the Company paid a total of $125,000 ($83,000, net of tax) to the PBGC to avoid costs of litigation regarding this matter. This amount was accrued into expense in the Company's Consolidated Financial Statements at June 30, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
Independent Bankshares, Inc.
Abilene, Texas

We have audited the accompanying consolidated balance sheets of Independent Bankshares, Inc. as of December 31, 1997 and 1996, and the related consolidated income statements, statements of changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Independent Bankshares, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                              /s/ PricewaterhouseCoopers LLP


Fort Worth, Texas
February 2, 1998

                          INDEPENDENT BANKSHARES, INC.
                         CONSOLIDATED BALANCE SHEETS AT
                           DECEMBER 31, 1997 AND 1996


                                     ASSETS
                                                                                    1997          1996
                                                                                ------------  ------------
ASSETS:
Cash and Cash Equivalents:
  Cash and Due from Banks                                                       $ 14,518,000  $ 11,458,000
  Federal Funds Sold                                                              24,900,000    18,500,000
                                                                                ------------  ------------
      Total Cash and Cash Equivalents                                             39,418,000    29,958,000
                                                                                ------------  ------------
Securities (Note 3):
  Available-for-sale                                                              22,501,000    27,771,000
  Held-to-maturity                                                                47,293,000    47,381,000
                                                                                ------------  ------------
      Total Securities                                                            69,794,000    75,152,000
                                                                                ------------  ------------
Loans (Note 4):
  Total Loans                                                                    142,315,000    94,264,000
  Less:
    Unearned Income on Installment Loans                                           1,462,000     2,247,000
    Allowance for Possible Loan Losses                                             1,173,000       793,000
                                                                                ------------  ------------
      Net Loans                                                                  139,680,000    91,224,000
                                                                                ------------  ------------
Premises and Equipment (Note 5)                                                    7,518,000     4,437,000
Goodwill (Note 2)                                                                  3,159,000       957,000
Accrued Interest Receivable                                                        2,208,000     1,599,000
Other Real Estate and Other Repossessed Assets                                       739,000       389,000
Other Assets                                                                       2,058,000     2,252,000
                                                                                ------------  ------------

         Total Assets                                                           $264,574,000  $205,968,000
                                                                                ============  ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits (Note 6):
  Noninterest-bearing Demand Deposits                                           $ 43,868,000   $ 32,240,000
  Interest-bearing Demand Deposits                                                77,495,000     58,676,000
  Interest-bearing Time Deposits                                                 121,438,000     98,659,000
                                                                                ------------   ------------
      Total Deposits                                                             242,801,000    189,575,000
Accrued Interest Payable                                                             947,000        951,000
Notes Payable (Note 7)                                                                57,000        240,000
Other Liabilities                                                                    242,000        265,000
                                                                                ------------   ------------
         Total Liabilities                                                       244,047,000    191,031,000
                                                                                ------------   ------------
Commitments and Contingent Liabilities (Notes 13 and 15)

STOCKHOLDERS' EQUITY (NOTES 9 AND 16):
Preferred Stock--Par Value $10.00; 5,000,000 Shares Authorized:
    Series C Preferred Stock--Stated Value $42.00;
    50,000 Shares Designated; 5,590 and 13,478 Shares
    Issued and Outstanding at December 31, 1997
    and 1996, Respectively                                                            56,000        135,000
Common Stock--Par Value $0.25; 30,000,000 Shares Authorized;
  1,975,263 and 1,104,644 Shares Issued and Outstanding at
  December 31, 1997 and 1996, Respectively                                           494,000        276,000
Additional Paid-in Capital                                                        13,921,000      9,891,000
Retained Earnings                                                                  6,218,000      4,610,000
Unrealized Gain on Available-for-sale Securities (Note 3)                             31,000         25,000
Unearned Employee Stock Ownership Plan Stock (Note 9)                               (193,000)             0
                                                                                ------------   ------------
         Total Stockholders' Equity                                               20,527,000     14,937,000
                                                                                ------------   ------------
            Total Liabilities and Stockholders' Equity                          $264,574,000   $205,968,000
                                                                                ============   ============

                            SEE ACCOMPANYING NOTES.

                          INDEPENDENT BANKSHARES, INC.
                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                             1997          1996          1995
                                                          -----------  ------------  ------------
Interest Income:
  Interest and Fees on Loans (Note 4)                     $12,236,000  $ 8,005,000   $ 7,726,000
  Interest on Securities                                    5,176,000    4,504,000     2,389,000
  Interest on Federal Funds Sold                              912,000    1,047,000     1,847,000
                                                          -----------  -----------   -----------
      Total Interest Income                                18,324,000   13,556,000    11,962,000
                                                          -----------  -----------   -----------
Interest Expense:
  Interest on Deposits                                      8,600,000    6,382,000     5,201,000
  Interest on Notes Payable (Note 7)                           59,000       59,000       108,000
                                                          -----------  -----------   -----------
      Total Interest Expense                                8,659,000    6,441,000     5,309,000
                                                          -----------  -----------   -----------
Net Interest Income                                         9,665,000    7,115,000     6,653,000
  Provision for Loan Losses (Note 4)                          250,000      201,000       206,000
                                                          -----------  -----------   -----------
Net Interest Income After Provision for Loan Losses         9,415,000    6,914,000     6,447,000
                                                          -----------  -----------   -----------
Noninterest Income:
  Service Charges                                           1,605,000    1,259,000     1,167,000
  Trust Fees                                                  195,000      189,000       201,000
  Other Income                                                109,000      103,000       141,000
                                                          -----------  -----------   -----------
      Total Noninterest Income                              1,909,000    1,551,000     1,509,000
                                                          -----------  -----------   -----------
Noninterest Expenses:
  Salaries and Employee Benefits                            3,970,000    3,082,000     2,849,000
  Net Occupancy Expense                                       857,000      716,000       643,000
  Equipment Expense                                           834,000      663,000       723,000
  Stationery, Printing and Supplies Expense                   419,000      288,000       271,000
  Professional Fees                                           333,000      304,000       454,000
  Net Costs (Revenues) Applicable to Other Real Estate
    and Other Repossessed Assets                               23,000      (24,000)       (7,000)
  Other Expenses                                            1,801,000    1,261,000     1,309,000
                                                          -----------  -----------   -----------
      Total Noninterest Expenses                            8,237,000    6,290,000     6,242,000
                                                          -----------  -----------   -----------
Income Before Federal Income Taxes                          3,087,000    2,175,000     1,714,000
  Federal Income Taxes (Note 8)                               977,000      753,000       582,000
                                                          -----------  -----------   -----------

Net Income                                                $ 2,110,000  $ 1,422,000   $ 1,132,000
                                                          ===========  ===========   ===========

Preferred Stock Dividends (Note 9)                        $    41,000  $    63,000   $    70,000
                                                          ===========  ===========   ===========

Net Income Available to Common Stockholders (Note 10)     $ 2,069,000  $ 1,359,000   $ 1,062,000
                                                          ===========  ===========   ===========

Basic Earnings Per Common Share
  Available to Common Stockholders (Note 10)                    $1.12        $1.00         $0.82
                                                          ===========  ===========   ===========

Diluted Earnings Per Common Share
  Available to Common Stockholders (Note 10)                    $1.03        $0.84         $0.67
                                                          ===========  ===========   ===========

                            SEE ACCOMPANYING NOTES.

                          INDEPENDENT BANKSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                  UNREALIZED
                                                                                                  GAIN (LOSS)  UNEARNED EMPLOYEE
                                   SERIES C                                                           ON        STOCK OWNERSHIP
                               PREFERRED STOCK       COMMON STOCK       ADDITIONAL                AVAILABLE-       PLAN STOCK
                              ------------------  -------------------    PAID-IN      RETAINED     FOR-SALE    ------------------
                              SHARES    AMOUNT     SHARES     AMOUNT     CAPITAL      EARNINGS    SECURITIES    SHARES     AMOUNT
                              ------   --------   ---------  --------  -----------   ----------   ----------   -------   ---------

Balances--January 1, 1995     16,668   $167,000     778,081  $195,000  $ 8,241,000   $2,570,000    $(100,000)        0   $       0
  Net Income                                                                          1,132,000
  Adjustment to Unrealized
   Gain on Available-for-sale
   Securities, Net of Tax of
   $86,000 (Note 3)                                                                                  168,000
  Reduction of Deferred Tax
    Asset Valuation Allowance                                            1,600,000
  Cash Dividends                                                                       (187,000)
  4-for-3 Stock Split (Note 9)                      259,371    65,000       (2,000)     (67,000)
  Exercise of Stock Options
   (Note 9)                                           9,037     2,000       34,000
  Conversion of Series C
    Preferred Stock (Note 9)    (232)    (3,000)      3,803     1,000        2,000
                              ------   --------   ---------  --------  -----------   ----------   ----------   -------   ---------
Balances--December 31, 1995   16,436    164,000   1,050,292   263,000    9,875,000    3,448,000       68,000         0           0
  Net Income                                                                          1,422,000
  Adjustment to Unrealized
   Loss on Available-for-sale
   Securities, Net of Tax
   of $23,000 (Note 3)                                                                               (43,000)
  Cash Dividends                                                                       (260,000)
  Conversion of Series C
   Preferred Stock (Note 9)   (2,958)   (29,000)     54,352    13,000       16,000
                              ------   --------   ---------  --------  -----------   ----------   ----------   -------   ---------
Balances--December 31, 1996   13,478    135,000   1,104,644   276,000    9,891,000    4,610,000       25,000         0           0
  Net Income                                                                          2,110,000
  Adjustment to Unrealized
   Gain on
   Available-for-sale
   Securities, Net of
   Tax of $3,000 (Note 3)                                                                              6,000
  Cash Dividends                                                                       (405,000)
  Sale of Stock in Public
   Offering (Note 9)                                316,250    79,000    3,899,000
  Purchase of Stock in
   Public Offering by
   ESOP, Financed by a
   Loan from the
   Company--Unearned
   Stock (Note 9)                                                                                              (15,000)   (214,000)
  Principal Payments on
   Loan to ESOP for
   Stock Purchase--Earned
   Stock (Note 9)                                                                                                1,789      21,000
  5-for-4 Stock Split
   (Note 9)                                         388,911    97,000       (5,000)     (97,000)                (3,750)
  Exercise of Stock Options
   (Note 9)                                          17,499     5,000       94,000
  Conversion of Series C
   Preferred
   Stock (Note 9)             (7,888)   (79,000)    147,959    37,000       42,000
                              ------   --------   ---------  --------  -----------   ----------   ----------   -------   ---------

Balances--December 31, 1997    5,590   $ 56,000   1,975,263  $494,000  $13,921,000   $6,218,000    $  31,000   (16,961)  $(193,000)
                              ======   ========   =========  ========  ===========   ==========   ==========   =======   =========

                            See accompanying notes.

                          INDEPENDENT BANKSHARES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                 1997           1996           1995
                                                                             -------------  -------------  -------------
Cash Flows from Operating Activities:
  Net Income                                                                 $  2,110,000   $  1,422,000   $  1,132,000
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
    Deferred Federal Income Tax Expense                                           772,000        677,000        547,000
    Depreciation and Amortization                                                 733,000        404,000        367,000
    Provision for Loan Losses                                                     250,000        201,000        206,000
    Losses on Sales of Investment Securities                                            0         10,000              0
    Gains on Sales of Premises and Equipment                                            0              0         (4,000)
    Gains on Sales of Other Real Estate and Other Repossessed Assets              (58,000)       (50,000)       (45,000)
    Writedown of Other Real Estate and Other Repossessed Assets                     2,000         21,000         32,000
    Increase in Accrued Interest Receivable                                      (192,000)       (17,000)      (549,000)
    Decrease (Increase) in Other Assets                                           452,000       (382,000)      (176,000)
    Increase (Decrease) in Accrued Interest Payable                              (182,000)       (14,000)       474,000
    Increase (Decrease) in Other Liabilities                                   (1,106,000)       166,000       (840,000)
                                                                             ------------   ------------   ------------
       Net Cash Provided by Operating Activities                                2,781,000      2,438,000      1,144,000
                                                                             ------------   ------------   ------------
Cash Flows from Investing Activities:
    Proceeds from Maturities of Available-for-sale Securities                  17,809,000      9,437,000     21,828,000
    Proceeds from Maturities of Held-to-maturity Securities                    20,195,000     26,461,000     12,930,000
    Proceeds from Sale of Available-for-sale Securities                           193,000         30,000              0
    Proceeds from Sale of Held-to-maturity Securities                                   0      2,000,000              0
    Purchases of Available-for-sale Securities                                 (8,060,000)   (19,382,000)   (21,242,000)
    Purchases of Held-to-maturity Securities                                  (15,080,000)   (36,680,000)   (35,864,000)
    Net Increase in Loans                                                      (8,692,000)    (8,160,000)    (1,603,000)
    Proceeds from Sales of Premises and Equipment                                       0         94,000          4,000
    Additions to Premises and Equipment                                          (819,000)      (138,000)      (177,000)
    Proceeds from Sales of Other Real Estate and Other Repossessed Assets       1,352,000        754,000      1,025,000
    Net Cash and Cash Equivalents Acquired (Paid) in Acquisitions              (1,236,000)    14,203,000              0
                                                                             ------------   ------------   ------------
        Net Cash Provided by (Used in) Investing Activities                     5,662,000    (11,381,000)   (23,099,000)
                                                                             ------------   ------------   ------------
Cash Flows from Financing Activities:
    Net Increase (Decrease) in Deposits                                          (378,000)     5,018,000     18,520,000
    Proceeds from Notes Payable                                                 1,300,000              0        275,000
    Repayment of Notes Payable                                                 (3,572,000)      (616,000)      (690,000)
    Net Proceeds from Issuance of Equity Securities                             4,077,000              0         34,000
    Payment of Cash Dividends                                                    (405,000)      (260,000)      (187,000)
    Cash Paid for Fractional Shares in Stock Dividend                              (5,000)             0         (2,000)
                                                                             ------------   ------------   ------------
        Net Cash Provided by Financing Activities                               1,017,000      4,142,000     17,950,000
                                                                             ------------   ------------   ------------
Net Increase (Decrease) in Cash and Cash Equivalents                            9,460,000     (4,801,000)    (4,005,000)
Cash and Cash Equivalents at Beginning of Year                                 29,958,000     34,759,000     38,764,000
                                                                             ------------   ------------   ------------
Cash and Cash Equivalents at End of Year                                     $ 39,418,000   $ 29,958,000   $ 34,759,000
                                                                             ============   ============   ============


                            SEE ACCOMPANYING NOTES.

                          INDEPENDENT BANKSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

          Independent Bankshares, Inc., a Texas corporation (the "Company"), is a bank holding company headquartered in Abilene, Texas. The Company indirectly owns through a Delaware subsidiary, Independent Financial Corp. ("Independent Financial"), 100% of the stock of First State Bank, National Association, Abilene, Texas (the "Bank"). The Bank currently operates full-service banking locations in the West Texas cities of Abilene (3 locations), Lubbock, Odessa (3 locations), San Angelo, Stamford and Winters.

          The Company's primary activities are to assist the Bank in the management and coordination of its financial resources and to provide capital, business development, long range planning and public relations for the Bank. The Bank operates under the day-to-day management of its own officers and board of directors and formulates its own policies with respect to banking matters.

          The principal services provided by the Bank are as follows:

          Commercial Services. The Bank provides a full range of banking services for its commercial customers. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and interim and permanent real estate lending. Other services include cash management programs and federal tax depository and night depository services.

          Consumer Services. The Bank also provides a wide range of consumer banking services, including checking, savings and money market accounts, savings programs and installment and personal loans. The Bank makes automobile and other installment loans directly to customers, as well as indirectly through automobile dealers. The Bank makes home improvement, home equity and real estate loans and provides safe deposit services. As a result of sharing arrangements with the Pulse automated teller machine system network, the Bank provides 24-hour routine banking services through automated teller machines ("ATMs"). The Pulse network provides ATM accessibility throughout the United States. The Bank also offers investment services and banking by phone or personal computer.

          Trust Services. The Bank provides trust and agency services to individuals, partnerships and corporations from its offices in Abilene, Lubbock and Odessa. The trust division also provides investment management, administration and advisory services for agency and trust accounts, and acts as trustee for pension and profit sharing plans.

BASIS OF FINANCIAL STATEMENTS

          The accounting and reporting policies of the Company conform with generally accepted accounting principles followed by the banking industry.

PRINCIPLES OF CONSOLIDATION

          The Consolidated Financial Statements include the accounts of the Company, Independent Financial and the Bank. All significant intercompany accounts and transactions have been eliminated upon consolidation.

          Effective December 30, 1996, an existing subsidiary bank of the Company, First State Bank, National Association, Odessa, Texas ("First State, N.A., Odessa"), was merged with and into the Bank. As a result of the merger, the offices of First State, N.A., Odessa became branches of the Bank.

STATEMENTS OF CASH FLOWS

          For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

SECURITIES

          Management determines the appropriate classification of securities at the time of purchase. If the securities are purchased with the positive intent and the ability to hold the securities until maturity, they are classified as held-to-maturity and carried at amortized historical cost. Securities to be held for indefinite periods of time are classified as available-for-sale and carried at fair value.

LOANS

          Loans are stated at the principal amount outstanding. Interest on the various types of commercial loans is accrued daily based on the principal balances outstanding. Income on installment loans is recognized using this method or other methods under which income approximates this method.

          The recognition of income on a loan is discontinued, and previously accrued interest is reversed, when interest or principal payments become ninety
(90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Interest is subsequently recognized only as received until the loan is returned to accrual status.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

          The allowance for possible loan losses is maintained at a level that, in management's opinion, is adequate to absorb possible losses in the loan portfolio and unfunded loan commitments. The allowance is based on a number of factors, including risk ratings of individual credits, current business and economic conditions, the size and diversity of the portfolio, collateral values and past loan loss experience.

          At December 31, 1997 and 1996, the Company had no impaired loans. Impaired loans are normally placed on nonaccrual status and, as a result, interest income is recorded only as cash is received. The average balance of impaired loans during the years ended December 31, 1997 and 1996, was $0 and $50,000, respectively. There was no interest income recognized on such loans during the years ended December 31, 1997, 1996 or 1995.

PREMISES AND EQUIPMENT

          Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed primarily on the straight-line method over the estimated useful lives of five
(5) to forty (40) years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the period.

GOODWILL

          Goodwill resulting from acquisitions accounted for using the purchase method is being amortized on the straight-line method over a period of fifteen
(15) years. Management assesses the recoverability of goodwill by comparing the goodwill to the undiscounted cash flows expected to be generated by the acquired banks during the anticipated period of benefit. As of December 31, 1997, management believes that no impairment has occurred.

FEDERAL INCOME TAXES

          The Company uses the liability method of accounting for income taxes as required by FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("FAS 109"). Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

OTHER REAL ESTATE AND OTHER REPOSSESSED ASSETS

          Other real estate and other repossessed assets consist principally of real estate properties and automobiles acquired by the Company through foreclosure. Such assets are carried at the lower of cost (generally the outstanding loan balance) or estimated fair value, net of estimated costs of disposal, if any. If the estimated fair value of the collateral securing the loan is less than the amount outstanding on the loan at the time the assets are acquired, the difference is charged against the allowance for possible loan losses. Subsequent declines in estimated fair value, if any, are charged to noninterest expense.

EARNINGS PER SHARE

          In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which establishes standards for computing and presenting earnings per share for entities with publicly held common stock or potential common stock. FAS 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share," and makes them comparable to international earnings per share accounting standards. It replaces the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures. The Company adopted FAS 128 on December 31, 1997.

COMPREHENSIVE INCOME

          In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt FAS 130 beginning January 1, 1998.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2:  BANK ACQUISITIONS

          The Bank completed the acquisition of Peoples National Bank in Winters, Texas ("Peoples National") effective January 1, 1996. At December 31, 1995, Peoples National had total assets of $5,505,000, total loans, net of unearned income, of $2,767,000, total deposits of $4,958,000 and stockholders' equity of $525,000. The Bank paid $745,000 for the acquisition of Peoples National and, as a result of such acquisition, recorded $260,000 of goodwill.

          The Bank completed the acquisition of the San Angelo branch of Coastal Banc ssb ("Coastal Banc--San Angelo") effective May 27, 1996. On that date, Coastal Banc--San Angelo had total deposits of $14,895,000 and total loans, net of unearned income, of $155,000. The Bank paid $760,000 as a premium on the deposits of Coastal Banc--San Angelo and, as a result of such payment, recorded $743,000 of goodwill.

          The Company completed the acquisition of Crown Park Bancshares, Inc. ("Crown Park") and its wholly owned subsidiary bank, Western National Bank, Lubbock, Texas ("Western National"), effective January 28, 1997, for an aggregate cash consideration of $7,510,000. On the acquisition date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Bank. To obtain funding for the acquisition, the Company sold an aggregate of 395,312 shares of its common stock in an underwritten offering at a price of $11.40 per share (the "Offering"). This included 51,562 shares covered by the underwriter's over-allotment option. The Company borrowed $800,000 from a financial institution in Amarillo, Texas (the "Amarillo Bank") to finance a portion of the cost of acquiring Crown Park. The $800,000 of borrowings was reduced to $400,000 with the proceeds of the sale of the over-allotment shares. The borrowing was paid off on December 31, 1997. At the date of acquisition, Crown Park had total assets of $60,420,000, total loans, net of unearned income, of $41,688,000, total deposits of $53,604,000 and stockholders' equity of $4,238,000. This acquisition was accounted for using the purchase method of accounting. A total of $2,486,000 of goodwill was recorded as a result of this acquisition.

          A total of $218,000 and $46,000 in goodwill amortization expense was recorded during the years ended December 31, 1997 and 1996, respectively. No goodwill amortization expense was recorded during the year ended December 31, 1995.

          The following pro forma financial information combines the historical results of the Company as if the Crown Park acquisition had occurred as of the beginning of each period presented. The pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of each period presented or that may be obtained in the future:

                                         Year Ended December 31,
                                        -------------------------
                                            1997         1996
                                        ------------  -----------
                                             (In thousands,
                                        except per share amounts)

          Net interest income                 $9,833       $9,504
          Net income                           1,933        1,799
          Basic earnings per share              1.03         0.99
          Diluted earnings per share            0.94         0.86

     Some amounts, specifically the pro forma amounts for net income and basic and diluted earnings per share for the year ended December 31, 1997, and basic earnings per share for the year ended December 31, 1996, are less than the amounts reported herein as a result of certain adjustments recorded by Crown Park prior to the acquisition.

NOTE 3:  SECURITIES

     The amortized cost and estimated fair value of available-for-sale securities at December 31, 1997 and 1996, were as follows:

                                                                 1997
                                           ------------------------------------------------
                                                          Gross       Gross      Estimated
                                            Amortized   Unrealized  Unrealized     Fair
                                              Cost        Gains       Losses       Value
                                           -----------  ----------  ----------  -----------
U.S. Treasury securities                   $16,280,000     $40,000     $13,000  $16,307,000
Obligations of U.S. Government agencies
  and corporations                           4,520,000      20,000       2,000    4,538,000
Mortgage-backed securities                   1,066,000       7,000           0    1,073,000
Other securities                               583,000           0           0      583,000
                                           -----------     -------     -------  -----------

    Total available-for-sale securities    $22,449,000     $67,000     $15,000  $22,501,000
                                           ===========     =======     =======  ===========

                                                               1996
                                           ------------------------------------------------
                                                          Gross       Gross      Estimated
                                            Amortized   Unrealized  Unrealized     Fair
                                              Cost        Gains       Losses       Value
                                           -----------  ----------  ----------  -----------
U.S. Treasury securities                   $27,166,000     $76,000     $41,000  $27,201,000
Mortgage-backed securities                     126,000       1,000           0      127,000
Other securities                               443,000           0           0      443,000
                                           -----------     -------     -------  -----------

    Total available-for-sale securities    $27,735,000     $77,000     $41,000  $27,771,000
                                           ===========     =======     =======  ===========

     The amortized cost and estimated fair value of held-to-maturity securities at December 31, 1997 and 1996, were as follows:

                                                                1997
                                           ------------------------------------------------
                                                          Gross       Gross      Estimated
                                            Amortized   Unrealized  Unrealized     Fair
                                              Cost        Gains       Losses       Value
                                           -----------  ----------  ----------  -----------
U.S. Treasury securities                   $ 4,985,000    $  7,000    $      0  $ 4,992,000
Obligations of U.S. Government agencies
  and corporations                          31,584,000     119,000     113,000   31,590,000
Mortgage-backed securities                  10,549,000      82,000      21,000   10,610,000
Obligations of states and political
  subdivisions                                 175,000       9,000           0      184,000
                                           -----------    --------    --------  -----------

    Total held-to-maturity securities      $47,293,000    $217,000    $134,000  $47,376,000
                                           ===========    ========    ========  ===========

                                                                 1996
                                           ------------------------------------------------
                                                          Gross       Gross      Estimated
                                            Amortized   Unrealized  Unrealized     Fair
                                              Cost        Gains       Losses       Value
                                           -----------  ----------  ----------  -----------
U.S. Treasury securities                   $ 7,942,000    $ 25,000    $      0  $ 7,967,000
Obligations of U.S. Government agencies
  and corporations                          29,928,000     129,000     140,000   29,917,000
Mortgage-backed securities                   9,311,000       1,000     111,000    9,201,000
Obligations of states and political
  subdivisions                                 200,000       6,000           0      206,000
                                           -----------    --------    --------  -----------

    Total held-to-maturity securities      $47,381,000    $161,000    $251,000  $47,291,000
                                           ===========    ========    ========  ===========

     The amortized cost and estimated fair value of securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized    Estimated
     Available-for-sale Securities                Cost      Fair Value
     -----------------------------             -----------  -----------
     Due in one year or less                   $11,744,000  $11,737,000
     Due after one year through five years       9,056,000    9,108,000
     Due after ten years                           583,000      583,000
                                               -----------  -----------
                                                21,383,000   21,428,000
     Mortgage-backed securities                  1,066,000    1,073,000
                                               -----------  -----------

      Total available-for-sale securities      $22,449,000  $22,501,000
                                               ===========  ===========

                                                Amortized    Estimated
     Held-to-maturity Securities                  Cost      Fair Value
     ---------------------------               -----------  -----------
     Due in one year or less                   $ 4,985,000  $ 4,992,000
     Due after one year through five years      31,584,000   31,590,000
     Due after five years through ten years        175,000      184,000
                                               -----------  -----------
                                                36,744,000   36,766,000
     Mortgage-backed securities                 10,549,000   10,610,000
                                               -----------  -----------

      Total held-to-maturity securities        $47,293,000  $47,376,000
                                               ===========  ===========

     At December 31, 1997, securities with an amortized cost and estimated fair value of $9,666,000 and $9,650,000, respectively, were pledged as collateral for public and trust fund deposits and for other purposes required or permitted by law. At December 31, 1996, the amortized cost and estimated fair value of pledged securities were $10,847,000 and $10,820,000, respectively.

     During 1997, the Company sold available-for-sale securities with a book value of $193,000 and recorded no gain or loss on such sale. During 1996, the Company sold available-for-sale securities with a book value of $42,000 and recorded a $12,000 loss on such sale. In addition, the Company sold held-to-maturity securities with a book value of $1,998,000 approximately thirty (30) days prior to their scheduled maturity and recorded a $2,000 gain on such sale.

NOTE 4:  LOANS

     The composition of loans at December 31, 1997 and 1996, was as follows:

                                                                                 1997         1996
                                                                             ------------  -----------
     Loans to individuals                                                    $ 67,453,000  $46,975,000
     Real estate loans                                                         44,569,000   26,233,000
     Commercial and industrial loans                                           24,184,000   18,430,000
     Other loans                                                                6,109,000    2,626,000
                                                                             ------------  -----------
      Total loans                                                             142,315,000   94,264,000
     Less unearned income                                                       1,462,000    2,247,000
                                                                             ------------  -----------

      Total loans, net of unearned income                                    $140,853,000  $92,017,000
                                                                             ============  ===========

     Nonperforming assets at December 31, 1997 and 1996, were as follows:

                                                                                 1997         1996
                                                                             ------------  -----------
     Nonaccrual loans                                                        $     70,000  $    82,000
     Accruing loans past due over ninety days                                     121,000       41,000
     Restructured loans                                                           104,000       73,000
     Other real estate and other repossessed assets                               739,000      389,000
                                                                             ------------  -----------

      Total nonperforming assets                                             $  1,034,000  $   585,000
                                                                             ============  ===========

     The amount of interest income that would have been recorded on nonaccrual loans for the years ended December 31, 1997, 1996 and 1995, based on the loans' original terms was $16,000, $17,000 and $14,000, respectively. A total of $2,000 in interest on nonaccrual loans was actually collected and recorded as income during the year ended December 31, 1997. No interest was collected on such loans and recorded as income during 1996 or 1995.

     A summary of the transactions in the allowance for possible loan losses for the years ended December 31, 1997, 1996 and 1995, is as follows:

                                                                                 1997         1996         1995
                                                                             ------------  -----------  -----------
          Balance at beginning of year                                       $   793,000   $  759,000   $  817,000
          Provision for loan losses                                              250,000      201,000      206,000
          Loans charged off                                                     (581,000)    (389,000)    (376,000)
          Recoveries of loans charged off                                        316,000       73,000      112,000
          Bank acquisitions                                                      395,000      149,000            0
                                                                             -----------   ----------   ----------

           Balance at end of year                                            $ 1,173,000   $  793,000   $  759,000
                                                                             ===========   ==========   ==========

NOTE 5:  PREMISES AND EQUIPMENT

     The following is a summary of premises and equipment at December 31, 1997 and 1996:

                                                                                1997         1996
                                                                             -----------   ----------
          Land                                                               $ 1,486,000   $  928,000
          Buildings and improvements                                           6,821,000    4,312,000
          Furniture and equipment                                              2,028,000    1,499,000
                                                                             -----------   ----------
                                                                              10,335,000    6,739,000
          Less accumulated depreciation                                        2,817,000    2,302,000
                                                                              ----------   ----------

           Net premises and equipment                                         $7,518,000   $4,437,000
                                                                              ==========   ==========

NOTE 6:  DEPOSITS

     At December 31, 1997 and 1996, interest-bearing time deposits of $100,000 or more were $38,371,000, and $29,627,000, respectively.

     At December 31, 1997, the scheduled maturities of interest-bearing time deposits was as follows:

                                             Interest-bearing
                                              Time Deposits
                                             ----------------
                  1998                           $108,810,000
                  1999                              8,482,000
                  2000                              1,785,000
                  2001                              1,139,000
                  2002                              1,222,000
                                                 ------------
                   Total interest-bearing
                     time deposits               $121,438,000
                                                 ============
NOTE 7:  NOTES PAYABLE

     The Company had a note payable to a financial institution in Amarillo, Texas (the "Amarillo Bank"). The note, proceeds of which were used to help fund the purchase of Crown Park, originated on January 23, 1997, at $800,000. The balance was reduced to $200,000 by July 23, 1997. This $200,000 was renewed with a note that had a one-year maturity with payments of $50,000 principal plus interest to be made quarterly beginning October 23, 1997. The note bore interest at the Amarillo Bank's floating base rate plus 1% and was collateralized by 100% of the stock of the Bank. On December 31, 1997, the Company paid off the remaining principal balance of the note.

     In addition, at December 31, 1997, the Company had a note payable to one current director of the Company with a balance of $50,000. The note had an original face amount of $152,000, but was discounted upon issuance because it bore interest at a below-market interest rate (6%). The note was payable in three equal annual installments, plus accrued interest beginning March 1, 1996. The note was paid off on January 2, 1998. The balance of two additional notes to two former directors of the Company, with similar terms, aggregating $67,000 were paid off on December 19, 1997. The two additional notes had an aggregate original face amount of $198,000. The three notes represented a portion of the final settlement of certain litigation.

     At December 31, 1997, the Bank had a $7,000 note payable to an individual which matures in March 1999. Principal, plus interest at 7.5%, is payable monthly. The note is collateralized by a two-story commercial building in Abilene, Texas.

NOTE 8:  FEDERAL INCOME TAXES

     Due to the fact that the Company effected a quasi-reorganization as of December 31, 1989, utilization of any of the Company's net operating loss carryforwards subsequent to that date will not be credited to future income. For periods prior to January 1, 1995, the tax effect of the utilization of the Company's net operating loss carryforwards was credited directly to additional paid-in capital. For periods subsequent to December 31, 1994, the effect of such utilization has been and will be credited against the Company's gross deferred tax asset. The Company's deferred tax provision for 1997, 1996 and 1995 totaled $772,000, $677,000 and $547,000, respectively.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996, were as follows:

                                                                1997         1996
                                                             -----------  -----------
     Deferred tax assets:
       Net operating loss carryforwards                      $  238,000   $1,112,000
       Allowance for possible loan losses                       265,000      278,000
       Tax credit carryforwards                                 998,000      549,000
       Director indemnification                                  17,000       79,000
       Real estate and other repossessed assets                 115,000       69,000
       Other, net                                                     0        3,000
                                                             ----------   ----------
         Total gross deferred tax assets                      1,633,000    2,090,000
         Less valuation allowance for deferred tax assets      (167,000)    (389,000)
                                                             ----------   ----------
           Net deferred tax assets                            1,466,000    1,701,000
                                                             ----------   ----------
     Deferred tax liabilities:
       Unrealized gain on available-for-sale securities         (17,000)     (14,000)
       Depreciation and amortization                            (93,000)     (23,000)
       Other, net                                               (74,000)           0
                                                             ----------   ----------
         Total gross deferred tax liabilities                  (184,000)     (37,000)
                                                             ----------   ----------

              Net deferred tax asset                         $1,282,000   $1,664,000
                                                             ==========   ==========

     Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As a result of the acquisition of Peoples National in 1996, the Company increased its gross deferred tax asset and the related valuation allowance by $162,000. The Company decreased the valuation allowance relating to Peoples National and Winters State by $112,000 during the third quarter of 1997 based on the Company's trend of positive operating results. The Company may reduce or increase its valuation allowance depending on changes in the expectation of future earnings and other circumstances. Management believes that it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax asset less the related valuation allowance.

     At December 31, 1997, the Company had available net operating loss carryforwards of approximately $372,000 acquired as part of the Winters State acquisition and approximately $367,000 acquired as part of the Peoples National acquisition. For federal income tax purposes, due to certain change of ownership requirements of the Internal Revenue Code, utilization of the Winters State and Peoples National net operating loss carryforwards are limited to approximately $37,000 per year and $42,000 per year, respectively. If the full amount of these limitations is not used in any year, the amount not used increases the allowable limit in the subsequent year. These net operating loss carryforwards, if not used, expire between 2003 and 2010.

     At December 31, 1997, the Company had available general business credit and alternative minimum tax credit carryforwards of approximately $30,000 and $968,000, respectively. If not utilized, the general business credit carryforwards will expire as follows: 1998--$13,000, 1999--$6,000 and 2000-- $11,000. The alternative minimum tax credit will carryforward until utilized to reduce future federal income taxes.

     The comprehensive provisions for federal income taxes for the years ended December 31, 1997, 1996 and 1995, consist of the following:

                                                            1997      1996       1995
                                                          --------  ---------  --------
          Current tax provision                           $205,000  $ 76,000   $ 35,000
          Deferred tax provision                           772,000   677,000    547,000
                                                          --------  --------   --------
              Provision for tax expense charged to
                results of operations                      977,000   753,000    582,000
          Tax (benefit) on adjustment to unrealized
            gain/loss on available-for-sale securities       3,000   (23,000)    86,000
                                                          --------  --------   --------
                  Comprehensive provision for
                     federal income taxes                 $980,000  $730,000   $668,000
                                                          ========  ========   ========

NOTE 9:  STOCKHOLDERS' EQUITY

     In December 1993, the Company's board of directors approved the granting of nonqualified stock options for certain executive officers of the Company under which an original aggregate of 18,333 shares of Common Stock, adjusted for the 4-for-3 stock split, effected in the form of a 33% stock dividend, paid to stockholders in May 1995, and the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997, may be issued. Options were exercisable at any time during the period January 1, 1994, to December 31, 1997, at a price of $5.40 per share, adjusted for the stock dividends noted above.

     The Company's Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") pays quarterly dividends at the annual rate of $4.20 per share, is senior to the Common Stock with respect to dividends and liquidation rights, is convertible into Common Stock at a price of $1.83 per share, adjusted for the three stock dividends noted above, and has certain voting rights if dividends are in arrears for three quarters. The Series C Preferred Stock is redeemable in cash and/or Common Stock at the Company's option beginning December 12, 1997, at $42.00 per share.

     An additional 259,371 shares of Common Stock were issued as a result of the 4-for-3 stock split, effected in the form of a 33% stock dividend, paid to stockholders in May 1995. An additional 388,911 shares of Common Stock were issued as a result of the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997. The 1995 and 1997 stock dividends were accounted for by a transfer from retained earnings to common stock of $65,000 and $97,000, respectively, representing the above respective number of shares at a par value of $0.25 per share. Cash paid in lieu of fractional shares was transferred from additional paid-in capital.

     All references throughout these consolidated financial statements to the number of shares of Common Stock, per share amounts, stock option data and market prices of the Common Stock have been restated for the above-referenced stock splits, effected in the form of stock dividends.

     The following are summaries of the number of options or shares of Series C Preferred Stock, the number of shares of Common Stock reserved for issuance upon exercise of options or conversion of Series C Preferred Stock and the related exercise or conversion price per share, adjusted for the three stock dividends noted above, for the three years ended December 31, 1997:

                                                               Exercise or
                                                   Shares       Conversion
                                                Reserved for      Price
                                                  Issuance      Per Share
                                                -------------  ------------
          1993 Stock Options
          ------------------
          Balance January 1, 1995                     11,000        $ 9.00
              4-for-3 Stock Split                      3,666         (2.25)
                                                    --------        ------
          Balance December 31, 1995 and 1996          14,666          6.75
              5-for-4 Stock Split                      2,833         (1.35)
              Options Exercised                      (17,499)        (5.40)
                                                    --------        ------
          Balance December 31, 1997                        0        $    0
                                                    ========        ======

          Series C Preferred Stock
          ------------------------
          Balance January 1, 1995                    229,685        $ 3.05
              4-for-3 Stock Split                     76,128         (0.76)
              Shares Converted                        (3,803)            0
                                                    --------        ------
          Balance December 31, 1995                  302,010          2.29
              Shares Converted                       (54,352)            0
                                                    --------        ------
          Balance December 31, 1996                  247,658          2.29
              5-for-4 Stock Split                     28,697         (0.46)
              Shares Converted                      (147,959)            0
                                                    --------        ------
          Balance December 31, 1997                  128,396        $ 1.83
                                                    ========        ======

     The Company's Employee Stock Ownership/401(k) Plan (the "Plan") purchased 18,750 shares, adjusted for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders on May 30, 1997, of the Company's Common Stock in the Company's public stock offering in January 1997 for $214,000. The funds used for the purchase were borrowed from the Company. The note evidencing such borrowing is due in eighty-four equal monthly installments of $4,000, including interest, and matures on February 27, 2004. The note bears interest at the Company's floating base rate plus 1% (9.50% at December 31, 1997). The note is collateralized by the stock purchased in the stock offering.

     As a result of the lending arrangement between the Company and the Plan, the shares are considered "unearned." The shares are "earned" on a pro rata basis as principal payments are made on the note. The shares are included in the Company's earnings per share calculations only as they are earned. At December 31, 1997, a total 16,961 shares with an original cost of $193,000 are considered to be unearned.

NOTE 10:  EARNINGS PER SHARE

     Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Because the Company's outstanding Series C Preferred Stock is cumulative, the dividends allocable to such preferred stock reduces income available to common stockholders in the basic earnings per share calculations. In computing diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995, the conversion of the Series C Preferred Stock and the exercise of outstanding stock options were assumed, as the effects are dilutive. The following table presents information necessary to calculate earnings per share for the years ended December 31, 1997, 1996 and 1995 (adjusted for the 4-for-3 stock split, effected in the form of a 33% stock dividend, paid to stockholders in May 1995, and for the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid to stockholders in May 1997):

                                                          Year Ended December 31,
                                                     ---------------------------------
                                                        1997       1996        1995
                                                     ---------   ---------   ---------
Basic Earnings Per Common Share                                (In thousands)
-------------------------------
Net income                                              $2,110   $   1,422   $   1,132
Preferred stock dividends                                  (41)        (63)        (70)
                                                     ---------   ---------   ---------

 Net income available to common stockholders         $   2,069   $   1,359   $   1,062
                                                     =========   =========   =========

Weighted average shares outstanding                      1,842       1,355       1,299
                                                     =========   =========   =========

                                                          Year Ended December 31,
                                                     ---------------------------------
                                                       1997        1996        1995
                                                     ---------   ---------   ---------
Diluted Earnings Per Common Share                              (In thousands)
---------------------------------
Net income                                           $   2,110   $   1,422   $   1,132
                                                     =========   =========   =========

Weighted average shares outstanding                      1,842       1,355       1,299
Exercise of stock options                                    9           8          11
Conversion of Series C Preferred Stock                     197         335         379
                                                     ---------   ---------   ---------

 Adjusted weighted average shares outstanding            2,048       1,698       1,689
                                                     =========   =========   =========

NOTE 11:  BENEFIT PLANS

     The Company's Plan covers most of its officers and employees. The Plan stipulates, among other things, that vesting in employer contributions begins after one year of service, each participant will become fully vested in employer contributions after seven years of service and the determination of the level of vesting began with the original date of current employment of each participant with the Company or the Bank. Contributions made to the employee stock ownership portion of the Plan by the Company were $100,000, $77,000 and $72,000 for the years ended December 31, 1997, 1996 and 1995, respectively. These contributions were used to make distributions to employees who left the Company's employment in the respective years and to purchase Common Stock of the Company. No contributions have been made by the Company to match contributions made by plan participants in the 401(k) portion of the Plan. The amount of all such contributions is at the discretion of the Company's board of directors.
Employee contributions are invested in various equity, debt and money market investments, including Common Stock of the Company. At December 31, 1997, 154,199 shares of Common Stock of the Company were held by the Plan.

NOTE 12:  RELATED PARTY TRANSACTIONS

     In the ordinary course of business, the Company and the Bank have loans, deposits and other transactions with their respective directors and businesses with which such persons are associated. It is the Company's policy that all such transactions are entered into on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. The balances of loans to all such persons were $2,511,000, $3,025,000 and $1,053,000 at December 31, 1997, 1996 and 1995, respectively. Additions and reductions on such loans were $2,903,000 and $3,417,000, respectively, for the year ended December 31, 1997.

     The Company and its subsidiaries paid $42,000, $28,000 and $19,000 in fees to a director-related company for services rendered on various legal matters during 1997, 1996 and 1995, respectively.

     During the year ended December 31, 1995, the Company reimbursed $800,000 ($450,000 in cash and $350,000 in notes payable) to three former directors (one of whom is also a current director of the Company) of a bank which was a repossessed asset of a former subsidiary bank for payment of reasonable legal fees and expenses in connection with their defense of an action brought by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 13:  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is involved in various litigation proceedings incidental to the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from such other litigation would not be material in relation to the Company's financial condition.

     The Bank leases certain of its premises and equipment under noncancellable operating leases. Rental expense under such operating leases was approximately $289,000, $336,000 and $290,000 in 1997, 1996 and 1995, respectively.

     The minimum payments due under these leases at December 31, 1997, are as follows:

                       1998                       $160,000
                       1999                        115,000
                       2000                        118,000
                       2001                         89,000
                       2002                         64,000
                       2003                          2,000
                                                  --------

                        Total                     $548,000
                                                  ========

NOTE 14:  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and fair values of financial assets and financial liabilities at December 31, 1997 and 1996, were as follows:

                                                              1997                       1996
                                                   --------------------------  ------------------------
                                                     Carrying                   Carrying
                                                      Amount      Fair Value     Amount     Fair Value
                                                   ------------  ------------  -----------  -----------
          Financial Assets
          ----------------
            Cash and due from banks                $ 14,518,000  $ 14,518,000  $11,458,000  $11,458,000
            Federal funds sold                       24,900,000    24,900,000   18,500,000   18,500,000
            Available-for-sale securities            22,501,000    22,501,000   27,771,000   27,771,000
            Held-to-maturity securities              47,293,000    47,376,000   47,381,000   47,291,000
            Loans, net of unearned income           140,853,000   143,744,000   92,017,000   93,814,000
            Accrued interest receivable               2,208,000     2,208,000    1,599,000    1,599,000

          Financial Liabilities
          ---------------------
            Noninterest-bearing demand deposits    $ 43,868,000  $ 43,868,000  $32,240,000  $32,240,000
            Interest-bearing demand deposits         77,495,000    77,495,000   58,676,000   58,676,000
            Interest-bearing time deposits          121,438,000   121,724,000   98,659,000   98,923,000
            Accrued interest payable                    947,000       947,000      951,000      951,000
            Notes payable                                57,000        57,000      240,000      240,000

     Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses, which utilize interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     The fair values of noninterest and interest-bearing demand deposits are, by definition, equal to the amount payable on demand, i.e., their carrying amount. The fair values of interest-bearing time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar maturities.

     The carrying amounts for cash and due from banks, federal funds sold, accrued interest receivable, notes payable and accrued interest payable approximate the fair values of such assets and liabilities.

     Fair values for the Company's off-balance-sheet instruments, which consist of lending commitments and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Management believes that the fair value of these off-balance-sheet instruments is not materially different from the commitment amount.

NOTE 15:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk entered into in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying financial statements. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk. The Company had outstanding loan commitments of approximately $6,930,000 and outstanding standby letters of credit and financial guarantees of approximately $187,000 at December 31, 1997.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Standby letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in making loans to customers.

     The Company does not expect any material losses as a result of loan commitments, standby letters of credit and financial guarantees that were outstanding at December 31, 1997.

     In the normal course of business, the Company maintains deposits with other financial institutions in amounts which exceed FDIC insurance coverage limits.

NOTE 16:  REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could cause the initiation of certain mandatory, and possibly additional discretionary, actions by the regulatory authorities that, if undertaken, could have a direct material effect on the Company's and the Bank's respective financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's respective assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's respective capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital and total capital (Tier 1 and Tier
2) to risk-weighted assets and of Tier 1 capital to adjusted quarterly average assets. At December 31, 1997, the Company and the Bank met all capital adequacy requirements to which they were subject.

     At December 31, 1997, the most recent notifications from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to adjusted quarterly average assets ratios as set forth in the tables. There are no other conditions or events since the most recent notification that management believes have changed either the Company's or the Bank's category.

     The minimum capital amounts and ratios for well capitalized bank holding companies and the Company's actual capital amounts and ratios at December 31, 1997, were as follows:


                                                              Minimums for
                                                            Well Capitalized
                                                            Holding Companies       Actual
                                                            ------------------  ---------------
                                                             Amount     Ratio   Amount   Ratio
                                                            ---------  -------  -------  ------
                                                                  (dollars in thousands)

     Tier 1 capital to risk-weighted assets                   $12,323    8.00%  $17,337  11.26%

     Total capital to risk-weighted assets                     15,404   10.00    18,510  12.02

     Tier 1 capital to adjusted quarterly average assets       15,510    6.00    17,337   6.71

     The minimum capital amounts and ratios for well capitalized banks and the Bank's actual capital amounts and ratios at December 31, 1997, were as follows:

                                                            Minimums for Well
                                                            Capitalized Banks       Actual
                                                            ------------------  ---------------
                                                             Amount     Ratio   Amount   Ratio
                                                            ---------  -------  -------  ------
                                                                  (dollars in thousands)

     Tier 1 capital to risk-weighted assets                   $12,385    8.00%  $15,855  10.24%

     Total capital to risk-weighted assets                     15,482   10.00    17,028  11.00

     Tier 1 capital to adjusted quarterly average assets       15,431    6.00    15,855   6.18

     At December 31, 1997, retained earnings of the Bank included approximately $2,780,000 that was available for payment of dividends to the Company without prior approval of regulatory authorities.

NOTE 17:  PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial statements of the Company, parent only, are presented below:

                         INDEPENDENT BANKSHARES, INC.
                           CONDENSED BALANCE SHEETS
                          DECEMBER 31, 1997 AND 1996

                                                                      1997         1996
                                                                   -----------  -----------
Assets:
Cash                                                               $   326,000  $   148,000
Investment in subsidiaries                                          19,125,000   13,576,000
Premises and equipment                                                   2,000        3,000
Other assets                                                         1,214,000    1,452,000
                                                                   -----------  -----------

  Total assets                                                     $20,667,000  $15,179,000
                                                                   ===========  ===========

Liabilities:
Notes payable                                                      $    50,000  $   228,000
Accrued interest payable and other liabilities                          90,000       14,000
                                                                   -----------  -----------
 Total liabilities                                                     140,000      242,000
Stockholders' equity                                                20,527,000   14,937,000
                                                                   -----------  -----------

  Total liabilities and stockholders' equity                       $20,667,000  $15,179,000
                                                                   ===========  ===========

                         INDEPENDENT BANKSHARES, INC.
                          CONDENSED INCOME STATEMENTS
                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                         1997         1996         1995
                                                      -----------  -----------  -----------
Income:
  Dividends from subsidiaries (see Note 16)           $  900,000   $1,000,000   $  905,000
  Management fees from subsidiaries                      150,000      161,000      177,000
  Interest on loan to the Plan                            18,000            0            0
  Interest from subsidiaries                               1,000        3,000        2,000
                                                      ----------   ----------   ----------
    Total income                                       1,069,000    1,164,000    1,084,000
                                                      ----------   ----------   ----------
Expenses:
  Interest                                                33,000       58,000      107,000
  Other expenses                                         570,000      557,000      756,000
                                                      ----------   ----------   ----------
    Total expenses                                       603,000      615,000      863,000
                                                      ----------   ----------   ----------
Income before federal income taxes and equity in
 undistributed earnings of subsidiaries                  466,000      549,000      221,000
  Federal income tax benefit                            (276,000)    (162,000)    (236,000)
                                                      ----------   ----------   ----------
Income before equity in undistributed earnings
 of subsidiaries                                         742,000      711,000      457,000
  Equity in undistributed earnings of subsidiaries     1,368,000      711,000      675,000
                                                      ----------   ----------   ----------

Net income                                            $2,110,000   $1,422,000   $1,132,000
                                                      ==========   ==========   ==========

                    INDEPENDENT BANKSHARES, INC. CONDENSED
                           STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                             1997         1996         1995
                                                         ------------  -----------  -----------
Cash flows from operating activities:
    Net income                                           $ 2,110,000   $1,422,000   $1,132,000
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Deferred federal income tax expense                      772,000      677,000      547,000
    Depreciation and amortization                              1,000        1,000        2,000
    Equity in undistributed earnings of subsidiaries      (1,368,000)    (711,000)    (675,000)
    Increase in other assets                                (197,000)    (540,000)     (97,000)
    Decrease in accrued interest payable
      and other liabilities                                 (231,000)     (16,000)    (390,000)
                                                         -----------   ----------   ----------
        Net cash provided by operating activities          1,087,000      833,000      519,000
                                                         -----------   ----------   ----------
Cash flows from investing activities:
    Loans made to employee stock ownership plan             (239,000)           0       11,000
    Proceeds from repayments of loans made to
       employee stock ownership plan                          46,000            0      (11,000)
    Capital contribution made to subsidiary               (4,200,000)           0            0
                                                         -----------   ----------   ----------
        Net cash used in investing activities             (4,393,000)           0            0
                                                         -----------   ----------   ----------
Cash flows from financing activities:
    Proceeds from notes payable                              800,000            0      275,000
    Repayment of notes payable                              (983,000)    (616,000)    (687,000)
    Net proceeds from issuance of equity securities        4,077,000            0       34,000
    Cash paid for fractional shares in stock dividend         (5,000)           0       (4,000)
    Payment of cash dividends                               (405,000)    (260,000)    (187,000)
                                                         -----------   ----------   ----------
       Net cash used in financing activities               3,484,000     (876,000)    (569,000)
                                                         -----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents         178,000      (43,000)     (50,000)
Cash and cash equivalents at beginning of year               148,000      191,000      241,000
                                                         -----------   ----------   ----------

    Cash and cash equivalents at end of year             $   326,000   $  148,000   $  191,000
                                                         ===========   ==========   ==========

NOTE 18:  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for the years ended December 31, 1997, 1996 and 1995, is as follows:

                                                                     1997          1996          1995
                                                                 ------------  -------------  ----------
Cash paid during the year for:
  Interest                                                       $ 8,663,000   $  6,372,000   $4,835,000
  Federal income taxes                                               670,000        438,000       15,000
Noncash investing activities:
  Additions to other real estate and other repossessed assets
    during the year through foreclosures                         $ 1,283,000   $  1,015,000   $1,039,000
  Sales of other real estate and other repossessed assets
    financed with loans                                               93,000        240,000      196,000
  Transfer of other real estate and other repossessed assets
    to loans                                                               0              0      125,000
  Increase (decrease) in unrealized gain/loss on
    available-for-sale securities, net of tax                          6,000        (43,000)     168,000
  Other liabilities replaced with notes payable                            0              0      334,000
Details of acquisitions:
  Cash paid in acquisitions                                      $ 7,510,000   $  1,505,000   $        0
  Cash and cash equivalents held by companies acquired
    at dates of acquisition                                       (6,274,000)   (15,708,000)           0
                                                                 -----------   ------------   ----------

        Net cash paid (acquired) in acquisitions                 $ 1,236,000   $(14,203,000)  $        0
                                                                 ===========   ============   ==========

QUARTERLY DATA (UNAUDITED)

     The following table presents the unaudited results of operations for the past two years by quarter. See "Note 10: Earnings Per Share" in the Company's Consolidated Financial Statements.

                                                               1997
                                            -------------------------------------------
                                             First   Second    Third   Fourth
                                            Quarter  Quarter  Quarter  Quarter   Total
                                            -------  -------  -------  -------  -------
                                             (In thousands, except per share amounts)
Interest income                              $4,296   $4,678   $4,678   $4,672  $18,324
Interest expense                              2,056    2,193    2,204    2,206    8,659
Net interest income                           2,240    2,485    2,474    2,466    9,665
Provision for loan losses                         0       60      150       40      250
Income before federal income taxes              772      821      698      796    3,087
Net income                                      493      562      550      505    2,110

Basic earnings per common share
 available to common stockholders            $ 0.29   $ 0.30   $ 0.27   $ 0.26  $  1.12
Diluted earnings per common share
 available to common stockholders              0.26     0.27     0.26     0.24     1.03

                                                               1996
                                            -------------------------------------------
                                             First   Second    Third   Fourth
                                            Quarter  Quarter  Quarter  Quarter   Total
                                            -------  -------  -------  -------  -------
                                              (In thousands, except per share amounts)
Interest income                              $3,223   $3,284   $3,502   $3,547  $13,556
Interest expense                              1,485    1,544    1,693    1,719    6,441
Net interest income                           1,738    1,740    1,809    1,828    7,115
Provision for loan losses                        50       71       40       40      201
Income before federal income taxes              547      479      558      591    2,175
Net income                                      361      299      355      407    1,422

Basic earnings per common share
 available to common stockholders            $ 0.26   $ 0.22   $ 0.26   $ 0.26  $  1.00
Diluted earnings per common share
 available to common stockholders              0.21     0.19     0.22     0.22     0.84


     The above unaudited financial information reflects all adjustments that are, in the opinion of management, necessary to present a fair statement of the results of operations for the interim periods presented.

                         AZLE BANCORP AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1998 AND 1997
                                  (UNAUDITED)


                                     ASSETS
                                                                            1998         1997
                                                                         -----------  -----------

Cash and Due from Banks                                                  $ 5,553,411  $ 5,087,142
Federal Funds Sold                                                         1,000,000    1,500,000
Investment Securities--Note 2
 Available-for-sale                                                        4,242,375    4,376,585
 Held-to-maturity                                                         32,541,328   31,967,389
                                                                         -----------  -----------
  Total Investment Securities                                             36,783,703   36,343,974

Loans, Net of unearned discount and allowance for loan losses--Note 3     44,442,140   42,095,813
Bank Premises and Equipment, Net of accumulated depreciation--Note 4       2,334,155    1,621,217
Other Real Estate                                                            304,582      216,104
Accrued Interest Receivable And Other Assets                               1,242,140    1,052,589
                                                                         -----------  -----------

     Total Assets                                                        $91,660,131  $87,916,839
                                                                         ===========  ===========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
 Demand                                                                  $16,091,397  $15,468,929
 Interest bearing transaction accounts                                    22,210,803   20,411,441
 Savings                                                                   9,463,712    9,286,609
 Time                                                                     33,049,868   32,825,860
                                                                         -----------  -----------
  Total Deposits                                                          80,815,780   77,992,839
Other Liabilities
 Accrued interest and other payables                                         386,638      406,350
 Income taxes--Note 5:
  Current                                                                     14,279       20,229
  Net deferred tax liability                                                 432,831      434,082
 Minority interest in consolidated subsidiary                                311,938      282,464
                                                                         -----------  -----------
  Total Other Liabilities                                                  1,145,686    1,143,125
                                                                         -----------  -----------
     Total Liabilities                                                    81,961,466   79,135,964

Commitments and Contingencies--Notes 8 And 10

Shareholders' Equity--Note 11:
 Capital stock, par value--$1 a share:
  Authorized--1,000,000 shares; Issued and outstanding--662,595 shares       662,595      662,595
 Capital surplus                                                             827,115      827,115
 Retained earnings                                                         8,192,947    7,272,818
 Unrealized gain on available-for-sale securities, net of deferred tax:
  1998--$10,209; 1997--$11,415                                                19,819       22,158
                                                                         -----------  -----------
                                                                           9,702,476    8,784,686
 Less capital stock held in treasury, 3,811 shares                            (3,811)      (3,811)
                                                                         -----------  -----------
 Total Shareholders' Equity                                                9,698,665    8,780,875
                                                                         -----------  -----------

Total Liabilities and Shareholders' Equity                               $91,660,131  $87,916,839
                                                                         ===========  ===========

                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
           FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                1998        1997
                                                             ----------  ----------
Interest Income:
 Interest and fees on loans                                  $2,323,461  $2,165,123
 Interest on investment securities:
 Taxable                                                        924,378     906,111
 Nontaxable                                                     239,539     239,140
                                                             ----------  ----------
                                                              1,163,917   1,145,251
 Interest on federal funds sold                                  40,918      28,255
                                                             ----------  ----------
  Total Interest Income                                       3,528,296   3,338,629

Interest Expense--on deposits                                 1,315,089   1,275,289
                                                             ----------  ----------
  Net Interest Income                                         2,213,207   2,063,340

Provision for Loan Losses--Note 3                                36,211      29,755
                                                             ----------  ----------
  Net Interest Income after Provision for Loan Losses         2,176,996   2,033,585

Noninterest Income
 Service charges on deposit accounts                            321,026     305,560
 Other                                                           77,128      70,366
                                                             ----------  ----------
  Total Noninterest Income                                      398,154     375,926
                                                             ----------  ----------
                                                              2,575,150   2,409,511
Noninterest Expense                                           1,565,394   1,422,213
                                                             ----------  ----------
 Income before Federal Income Taxes and Minority Interest     1,009,756     987,298

Federal Income Taxes--Note 5                                    271,550     258,591
                                                             ----------  ----------
  Income Before Minority Interest                               738,206     728,707
Minority Interest                                                23,082      23,223
                                                             ----------  ----------

  Net Income                                                 $  715,124  $  705,484
                                                             ==========  ==========

                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997
                                  (UNAUDITED)

                                                                                   1998          1997
                                                                               ------------  ------------
Cash Flows From Operating Activities:
  Net income                                                                   $    715,124   $   705,484
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                     88,422        84,038
    Provision for loan losses                                                        36,211        29,755
    Net premium amortization or (discount accretion)
      on investment securities                                                      (10,005)         (959)
    (Increase) decrease in accrued income and other assets                          (55,857)      164,175
    Increase (decrease) in accrued expenses and other liabilities                  (137,988)     (168,260)
    Minority interest in subsidiary income                                           23,082        23,223
                                                                               ------------   -----------
      Total adjustments                                                             (56,135)      131,972
                                                                               ------------   -----------
   Net Cash Provided by Operating Activities                                        658,989       837,456
Cash Flows from Investing Activities:
  Net decrease in federal funds sold                                              2,500,000     1,000,000
  Excess of  purchases of investment securities over proceeds from maturities:
   Available-for-sale                                                              (360,156)      438,360
   Held-to-maturity                                                                (483,384)       23,331
  Net increase in loans                                                          (1,140,648)   (1,629,270)
  Purchase of premises and equipment                                               (761,455)      (16,794)
  Purchase of capital stock of subsidiary                                                --        (5,421)
                                                                               ------------   -----------
   Net Cash Used by Investing Activities                                           (245,643)     (189,794)
Cash Flows from Financing Activities:
  Net increase (decrease) in demand deposits, interest-bearing
   transactionaccounts and savings                                                2,551,486    (1,041,366)
  Net increase (decrease)  in certificates of deposit                              (568,955)      955,719
  Dividends paid                                                                   (329,392)     (164,696)
                                                                               ------------   -----------
Net Cash Provided (Used) by Financing Activities                                  1,653,139      (250,343)
                                                                               ------------   -----------
Net Increase in Cash and Due From Banks                                           2,066,485       397,319

Cash and Due from Banks At Beginning of Period                                    3,486,926     4,689,823
                                                                               ------------   -----------

Cash and Due from Banks at End of Period                                       $ 5,553,411    $ 5,087,142
                                                                               ===========    ===========

Supplemental Schedule of Noncash Investing and Financing Activities:

(1)    Interest paid                                                           $ 1,374,626    $ 1,402,140
(2)    Income taxes paid                                                           350,000        300,000
(3)    Other real estate acquired through loan foreclosures                         88,478        120,680


                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Azle Bancorp and Subsidiaries are in accordance with generally accepted accounting principles. A summary of the more significant policies follows:

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements of Azle Bancorp (Bancorp) includes its accounts and those of its wholly-owned subsidiary Azle Holdings, Inc. (Holdings) and Holdings 97% owned subsidiary Azle State Bank (Bank). All significant inter-company accounts and transactions have been eliminated on consolidation.

ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary area of estimation in the accompanying financial statements relates to the determination of the allowance for possible loan losses.

INVESTMENT SECURITIES

  Effective January 1, 1994, Bancorp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Under the provisions of SFAS 115, investment securities that are held for short-term resale are classified as trading securities and carried at fair value. Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available-for-sale, net of the tax effect, are recognized as direct increases or decreases in shareholders' equity.

  Gains or losses on disposition are recognized using the specific identification method.

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

  Loans are stated at the principal amount outstanding less unearned discount, fees and the allowance for possible loan losses. Unearned discount on installment loans is recognized in income over the terms of the loans by a method approximating the interest method. Interest income on all other loans is recognized based upon the principal amounts outstanding. The accrual of interest on a loan is discontinued when, in the opinion of management, there is doubt about the ability of the borrower to pay interest or principal. Interest previously earned, but uncollected on such loans, is recognized as income when collected, until such time as the loan is returned to an accrual status.

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

  The allowance for possible loan losses is comprised of amounts charged against income in the form of the provision for loan losses, less charged-off loans, net of recoveries. The amount of the provision for possible loan losses charged against income in each period is determined by management based on a number of factors, including the Bank's loss experience in relation to outstanding loans and the existing level of the allowance, prevailing and prospective economic conditions, and management's continuing review of nonperforming loans and its evaluation of the quality of the loan portfolio. Loans are placed in nonaccrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful. Loans are charged against the allowance for possible loan losses when management believes that collection of the principal is unlikely.

BANK PREMISES AND EQUIPMENT

  Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line and accelerated methods, based upon the estimated useful lives of the assets.

  Maintenance and repairs are charged to operating expenses. Renewals and betterments are added to the asset accounts and depreciated over the periods benefited. Depreciable assets sold or retired are removed from the asset and related accumulated depreciation accounts and any gain or loss is reflected in the income and expense accounts.

OTHER REAL ESTATE

  Assets (primarily real estate) acquired in satisfaction of uncollectible loans are initially recorded at the lower of the loan balance or estimated fair value at the time of foreclosure. Any excess of the loan balance over the estimated fair value is charged to the allowance for possible loan losses. The carrying value is periodically evaluated by management and is reduced to estimated fair value, by charges to expense.

FEDERAL INCOME TAXES

  Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax and financial reporting of the allowance for possible loan losses, nonaccrual loans, securities and accumulated depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

  The Parent Company files a consolidated federal income tax return. Pursuant to a tax sharing agreement with the Bank, Holdings and the Parent Company, the Parent Company and Holdings have allocated the tax benefits of their losses to the Bank. Consequently, payments or refunds of taxes are usually made by or allocated to the Bank. Deferred income taxes are recorded for temporary differences between income for financial reporting and income tax purposes.

CASH AND CASH EQUIVALENTS

  For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due from Banks".

NOTE 2:  INVESTMENT SECURITIES

  The amortized cost and fair values of investment securities at June 30, 1998 and 1997 are as follows:

                                                                           1998
                                                     -------------------------------------------------
                                                                    Gross        Gross
                                                      Amortized   Unrealized  Unrealized      Fair
                                                        Cost        Gains       Losses        Value
                                                     -----------  ----------  -----------  -----------
Available-For-Sale
------------------
 U.S. government agencies and corporations           $ 1,996,066    $  2,371    $ (2,188)  $ 1,996,249
 U.S. government agency mortgage backed
  securities                                           2,215,313      32,581      (1,768)    2,246,126
                                                     -----------    --------    --------   -----------

  Totals                                             $ 4,211,379    $ 34,952    $ (3,956)  $ 4,242,375
                                                     ===========    ========    ========   ===========

Held-to-Maturity
----------------
 U.S. treasury securities                            $   399,668    $  2,457    $      -   $   402,125
 U.S. government agencies and corporations            24,283,212      84,438     (36,247)   24,331,403
 Obligations of states and political subdivisions      7,858,448     522,149        (181)    8,380,416
                                                     -----------    --------    --------   -----------

  Totals                                             $32,541,328    $609,044    $(36,428)  $33,113,944
                                                     ===========    ========    ========   ===========

   The balance sheet as of June 30, 1998, reflects the fair value of available-for-sale securities, $4,242,375, and the amortized cost of held-to-maturity securities, $ 32,541,328, for a total of $36,783,703. A net unrealized gain of $30,996 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholder's equity.

                                                                           1997
                                                     -------------------------------------------------
                                                                    Gross        Gross
                                                      Amortized   Unrealized  Unrealized      Fair
                                                        Cost        Gains       Losses        Value
                                                     -----------  ----------  -----------  -----------
Available-For-Sale
------------------
 U.S. government agencies and corporations           $   987,158    $  2,842    $      -   $   990,000
 U.S. government agency mortgage backed
 securities                                            3,354,752      36,870      (5,037)    3,386,585
                                                     -----------    --------    --------   -----------

  Totals                                             $ 4,341,910    $ 39,712    $ (5,037)  $ 4,376,585
                                                     ===========    ========    ========   ===========

Held-to-Maturity
----------------
 U.S. treasury securities                            $ 2,496,638    $  4,940    $ (2,109)  $ 2,499,469
 U.S. government agencies and corporations            21,647,143      95,059     (66,175)   21,676,027
 Obligations of states and political subdivisions      7,823,608     501,250        (539)    8,324,319
                                                     -----------    --------    --------   -----------

  Totals                                             $31,967,389    $601,249    $(68,823)  $32,499,815
                                                     ===========    ========    ========   ===========

  The balance sheet as of June 30, 1997, reflects the fair value of available-for-sale securities, $4,376,585, and the amortized cost of held-to-maturity securities, $31,967,389, for a total of $36,343,974. A net unrealized gain of $34,675 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholder's equity.

  Securities with amortized cost of $5,655,798 and $4,767,266 and fair values of $5,760,996 and $4,828,744 at June 30, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

 There were no sales of investment securities in 1998 or 1997.

NOTE 3:  LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

 An analysis of loan categories at June 30, 1998 and 1997, is as follows:

                                                                                   1998          1997
                                                                                -----------   -----------
 Commercial, farm and industrial loans                                          $16,292,314   $16,014,402
 Real estate loans                                                               20,615,588    19,494,523
 Installment loans                                                                9,439,251     8,344,645
 Overdrafts                                                                          29,934        24,641
                                                                                -----------   -----------
                                                                                 46,377,087    43,878,211
 Less:    Unearned discount and fees                                             (1,274,565)   (1,127,185)
          Allowance for loan losses                                                (660,382)     (655,213)
                                                                                -----------   -----------

   LOANS, NET                                                                   $44,442,140   $42,095,813
                                                                                ===========   ===========

     Transactions in the allowance for possible loan losses are summarized as follows:

                                                                              1998          1997
                                                                           -----------   -----------
     Balance, beginning of period                                          $   640,596   $   668,053
     Provisions, charged to income                                              36,211        29,755
                                                                           -----------   -----------
                                                                               676,807       697,808

     Loans charged off                                                         (39,258)      (59,911)
     Recoveries of loans previously charged off                                 22,833        17,316
                                                                           -----------   -----------

       Net                                                                     (16,425)      (42,595)
                                                                           -----------   -----------

     Balance at end of period                                              $   660,382   $   655,213
                                                                           ===========   ===========

     At June 30, 1998, the Bank had nonaccrual loans of approximately $165,000 for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $5,850 for 1998.

     Azle State Bank grants commercial, real estate and consumer loans to customers within its local lending area. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the local real estate market.

NOTE 4:  BANK PREMISES AND EQUIPMENT

     The investment in bank premises and equipment stated at cost at June 30, 1998 and 1997, is as follows:

                                              1998        1997
                                           ----------  ----------

     Land                                  $  264,092  $  264,092
     Buildings and improvements             2,449,462   1,780,116
     Furniture, fixtures and equipment      1,787,643   1,566,348
                                           ----------  ----------
                                            4,501,197   3,610,556
     Less accumulated depreciation          2,167,042   1,989,339
                                           ----------  ----------

       Bank Premises and Equipment--Net    $2,334,155  $1,621,217
                                           ==========  ==========

  Depreciation on bank premises and equipment charged to expense totaled $88,422 and $84,038 for the periods of six months ended June 30, 1998 and 1997, respectively.

NOTE 5:  INCOME TAXES

 The components of the income tax provision were as follows:

                                                                                                1998       1997
                                                                                              ---------  ---------
     Federal Income Tax Provision:
       Current                                                                                $296,785   $287,300
       Deferred (benefit)                                                                      (38,194)   (15,750)
                                                                                              --------   --------

         Total Federal Income Tax Provision                                                   $258,591   $271,550
                                                                                              ========   ========

     The principal factors causing a variation from the statutory tax rate are as follows:

                                                                                                1998       1997
                                                                                              --------   --------
     Statutory tax on income                                                                  $335,681   $343,317
     Reduction in taxes resulting from:
      Tax exempt interest                                                                      (80,100)   (80,236)
      Disallowance of interest expense
      related to tax exempt securities                                                           8,016      7,751
      Other                                                                                     (5,006)       718
                                                                                              --------   --------

      Total Income Tax Provision                                                              $258,591   $271,550
                                                                                              ========   ========

     At June 30, 1998 and 1997, the net deferred tax asset is comprised of the following temporary differences and carryforward items:

                                                                                                1998      1997
                                                                                              --------  --------

     Write down of other real estate not deductible for tax purposes                          $ 31,146  $ 31,146
     Deferred compensation                                                                      75,024  $ 56,567
                                                                                              --------  --------
       Total Deferred Tax Asset                                                                106,170    87,713
                                                                                              --------  --------

     Excess of depreciation taken for tax reporting purposes
      over the amount for financial purposes                                                   112,994   146,949
     Loan loss provisions and allowances for tax purposes
      in excess of amounts allowed for financial purposes                                      289,915   291,742
     Accretion on securities recognized for financial purposes
      but not realized for tax purposes                                                         42,517    37,605
     Unrealized gain on available-for-sale securities                                           10,539    11,790
     Other, net                                                                                 83,036    33,709
                                                                                              --------  --------
       Total Deferred Tax Liability                                                            539,001   521,795
                                                                                              --------  --------

     Net Deferred Tax Liability                                                               $432,831  $434,082
                                                                                              ========  ========

NOTE 6:  RELATED PARTY TRANSACTIONS

     During the periods of six months ended June 30, 1998 and 1997, the Bank had transactions made in the ordinary course of business with certain of its officers, directors and principal shareholders. All loans included in such transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons. The balances of these loans were approximately $1,187,000 and $1,271,000 at June 30. 1998 and 1997, respectively.

NOTE 7:  COMMITMENTS AND CONTINGENT LIABILITIES

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the financial statements. Unfunded loan commitments were $4,323,184 and $4,535,199, and outstanding letters of credit were $109,681 and $201,727 at June 30, 1998 and 1997, respectively. No losses are anticipated as a result of these transactions.

NOTE 8:  PROFIT-SHARING PLAN

     The Bank has a thrift plan available to all employees who have completed one year of service or are at least 21 years of age. Contributions to the plan are made at the discretion of management. Bank contributions to the plan were $17,852 and $14,878 for the periods of six months ended June 30, 1998 and 1997, respectively.

NOTE 9:  COMPENSATED ABSENCES

     Employees of the Bank are entitled to paid vacation, paid sick days and other personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 10:  REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets and minimum ratios of Tier I and total capital to risk-weighted assets as set forth in the table below. The Bank's actual capital ratios are also presented in the table.

                                                   1998                1997
                                            ------------------  ------------------
                                             Capital Adequacy    Capital Adequacy
                                            ------------------  ------------------
                                            Required   Actual   Required   Actual
                                              Ratio     Ratio     Ratio     Ratio
                                            ---------  -------  ---------  -------

Tier I Capital (to Average Assets)               4.0%    10.9%       4.0%    10.3%
Tier I Capital (to Risk Weighted Assets)         4.0%    18.9%       4.0%    18.5%
Total Capital (to Risk Weighted Assets)          8.0%    20.2%       8.0%    19.7%

     Management believes, as of June 30, 1998, and 1997, that the Bank meets all capital requirements to which it is subject.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
 of Azle Bancorp
Azle, Texas


  We have audited the accompanying consolidated balance sheet of Azle Bancorp and Subsidiaries as of December 31, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Azle Bancorp and Subsidiaries as of December 31, 1997, the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                    /s/ STOVALL, GRANDEY & WHATLEY

Fort Worth, Texas
March 6, 1998

                         AZLE BANCORP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 1997


                                     ASSETS
Cash and Due From Banks                                                  $ 3,486,926
Federal Funds Sold                                                         3,500,000
Investment Securities--Note 2:
 Available-for-sale                                                        3,875,813
 Held-to-maturity                                                         32,058,024
                                                                         -----------
  Total Investment Securities                                             35,933,837
Loans, Net of unearned discount and allowance for loan losses--Note 3     43,524,479
Bank Premises and Equipment, Net of accumulated depreciation--Note 4       1,661,122
Other Real Estate                                                            216,104
Accrued Interest Receivable and Other Assets                               1,101,623
                                                                         -----------

  Total Assets                                                           $89,424,091
                                                                         ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
 Demand                                                                  $14,907,467
 Interest bearing transaction accounts                                    21,289,951
 Savings                                                                   9,017,008
 Time                                                                     33,618,823
                                                                         -----------
  Total Deposits                                                          78,833,249
Other Liabilities
 Accrued interest and other payables                                         446,175
 Income taxes--Note 5:
  Current                                                                     92,730
  Net deferred tax liability                                                 435,074
 Minority interest in consolidated subsidiary                                299,711
                                                                         -----------
  Total Other Liabilities                                                  1,273,690
                                                                         -----------
   Total Liabilities                                                      80,106,939

Commitments and Contingencies--Notes 7 and 9

Shareholders' Equity--Note 10
 Capital stock, par value--$1 a share:
  Authorized--1,000,000 shares, Issued and outstanding--662,595 shares       662,595
 Capital surplus                                                             827,115
 Retained earnings                                                         7,807,215
 Unrealized gain on available-for-sale securities,
  net of deferred taxes: $12,782                                              24,038
                                                                         -----------
                                                                           9,320,963
 Less capital stock held in treasury, 3,811 shares                            (3,811)
                                                                         -----------
   Total Shareholders' Equity                                              9,317,152
                                                                         -----------

     Total Liabilities and Shareholders' Equity                          $89,424,091
                                                                         ===========


                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Interest Income
 Interest and fees on loans                                  $4,490,814
 Interest on investment securities:
 Taxable                                                      1,802,131
 Nontaxable                                                     477,740
                                                             ----------
                                                              2,279,871
 Interest on federal funds sold                                  96,149
                                                             ----------
  Total Interest Income                                       6,866,834

Interest Expense--on deposits                                 2,614,750
                                                             ----------
  Net Interest Income                                         4,252,084

Provision for Loan Losses--Note 3                                60,002
                                                             ----------
  Net Interest Income after Provision for Loan Losses         4,192,082

Noninterest Income
 Service charges on deposit accounts                            643,873
 Other                                                          113,977
                                                             ----------
  Total Noninterest Income                                      757,850
                                                             ----------
                                                              4,949,932
Noninterest Expense                                           2,892,569
                                                             ----------
 Income before Federal Income Taxes and Minority Interest     2,057,363

Federal Income Taxes--Note 5                                    556,091
                                                             ----------
  Income before Minority Interest                             1,501,272
Minority Interest                                                47,286
                                                             ----------

   Net Income                                                $1,453,986
                                                             ==========


                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                      UNREALIZED
                                                                      GAIN/(LOSS)
                                    CAPITAL    CAPITAL     RETAINED     ON AFS     TREASURY
                                     STOCK     SURPLUS     EARNINGS   SECURITIES    STOCK       TOTAL
                                  ----------  ----------  ----------  ----------  ----------  ----------

Balance at January 1, 1997        $  662,595  $  827,115  $6,732,030  $   14,302  $   (3,811) $8,232,231

Net income for the year
 ended December 31, 1997                                   1,453,986                           1,453,986

Cash dividends - $.575 a share                              (378,801)                           (378,801)

Unrealized gain on available-
 for-sale securities, net of
 tax                                                           9,736                               9,736
                                  ----------  ----------  ----------  ----------  ----------  ----------

Balance at December 31, 1997      $  662,595  $  827,115  $7,807,215  $   24,038  $   (3,811) $9,317,152
                                  ==========  ==========  ==========  ==========  ==========  ==========


                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash Flows from Operating Activities:
  Net income                                                                      $ 1,453,986
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                                                      176,425
    Provision for loan losses                                                          60,002
    Deferred income tax benefit                                                       (46,396)
    Net premium amortization or (discount accretion) on investment securities          (8,035)
    (Increase) decrease in accrued income and other assets                            777,336
    Increase (decrease) in accrued expenses and other liabilities                     (55,931)
    Minority interest in subsidiary income                                             47,286
                                                                                  -----------
      Total adjustments                                                               950,687
                                                                                  -----------
    Net Cash Provided by Operating Activities                                       2,404,673

Cash Flows from Investing Activities:
  Net increase in federal funds sold                                               (1,000,000)
  Purchase of investment securities
  Available-for-sale                                                                        -
  Held-to-maturity                                                                 (9,890,844)
  Proceeds from maturities of investment securities
  Available-for-sale                                                                  937,667
  Held-to-maturity                                                                  9,835,000
  Net increase in loans                                                            (3,996,274)
  Proceeds from sales of other real estate                                                  -
  Purchase of premises and equipment                                                  149,086
  Proceeds from sale of equipment                                                           -
  Purchase of capital stock of subsidiary                                              (5,421)
                                                                                  -----------
    Net Cash Used by Investing Activities                                          (3,970,786)

Cash Flows from Financing Activities:
  Net decrease in demand deposits, interest-bearing
   transaction accounts and savings                                               $  (993,919)
  Net increase in certificates of deposit                                           1,748,682
  Dividends paid                                                                     (391,547)
                                                                                  -----------
    Net Cash Provided by Financing Activities                                         363,216
                                                                                  -----------

Net Decrease in Cash and Due From Banks                                            (1,202,897)

Cash and Due from Banks at Beginning of Year                                        4,689,823
                                                                                  -----------

Cash and Due from Banks at End of Year                                            $ 3,486,926
                                                                                  ===========

Supplemental Schedule of Noncash Investing and Financing Activities:

(1)       Interest paid                                                           $ 2,594,000
(2)       Income taxes paid                                                           525,000
(3)       Other real estate acquired through loan foreclosures                        121,000


                See Notes to Consolidated Financial Statements.

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Azle Bancorp and Subsidiaries are in accordance with generally accepted accounting principles. A summary of the more significant policies follows:

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements of Azle Bancorp (Bancorp) includes its accounts and those of its wholly owned subsidiary Azle Holdings, Inc. (Holdings) and Holdings 97% owned subsidiary Azle State Bank (Bank). All significant inter-company accounts and transactions have been eliminated on consolidation.

ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary area of estimation in the accompanying financial statements relates to the determination of the allowance for possible loan losses.

INVESTMENT SECURITIES

  Effective January 1, 1994, Bancorp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Under the provisions of SFAS 115, investment securities that are held for short-term resale are classified as trading securities and carried at fair value. Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available-for-sale, net of the tax effect, are recognized as direct increases or decreases in shareholders' equity.

 Gains or losses on disposition are recognized using the specific identification method.

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

  Loans are stated at the principal amount outstanding less unearned discount, fees and the allowance for possible loan losses. Unearned discount on installment loans is recognized in income over the terms of the loans by a method approximating the interest method. Interest income on all other loans is recognized based upon the principal amounts outstanding. The accrual of interest on a loan is discontinued when, in the opinion of management, there is doubt about the ability of the borrower to pay interest or principal. Interest previously earned, but uncollected on such loans, is recognized as income when collected, until such time as the loan is returned to an accrual status.

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

  The allowance for possible loan losses is comprised of amounts charged against income in the form of the provision for loan losses, less charged-off loans, net of recoveries. The amount of the provision for possible loan losses charged against income in each period is determined by management based on a number of factors, including the Bank's loss experience in relation to outstanding loans and the existing level of the allowance, prevailing and prospective economic conditions, and management's continuing review of nonperforming loans and its evaluation of the quality of the loan portfolio. Loans are placed in nonaccrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful. Loans are charged against the allowance for possible loan losses when management believes that collection of the principal is unlikely.

BANK PREMISES AND EQUIPMENT

  Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line and accelerated methods, based upon the estimated useful lives of the assets.

  Maintenance and repairs are charged to operating expenses. Renewals and betterments are added to the asset accounts and depreciated over the periods benefited. Depreciable assets sold or retired are removed from the asset and related accumulated depreciation accounts and any gain or loss is reflected in the income and expense accounts.

OTHER REAL ESTATE

  Assets (primarily real estate) acquired in satisfaction of uncollectible loans are initially recorded at the lower of the loan balance or estimated fair value at the time of foreclosure. Any excess of the loan balance over the estimated fair value is charged to the allowance for possible loan losses. The carrying value is periodically evaluated by management and is reduced to estimated fair value, by charges to expense.

FEDERAL INCOME TAXES

  Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax and financial reporting of the allowance for possible loan losses, nonaccrual loans, securities and accumulated depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

  The Parent Company files a consolidated federal income tax return. Pursuant to a tax sharing agreement with the Bank, Holdings and the Parent Company, the Parent Company and Holdings have allocated the tax benefits of their losses to the Bank. Consequently, payments or refunds of taxes are usually made by or allocated to the Bank. Deferred income taxes are recorded for temporary differences between income for financial reporting and income tax purposes.

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

  For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due from Banks".


NOTE 2 - INVESTMENT SECURITIES

  The amortized cost and fair values of investment securities at December 31, 1997 are as follows:

                                                                                             Gross        Gross
                                                                               Amortized   Unrealized  Unrealized      Fair
                                                                                 Cost        Gains       Losses        Value
                                                                              -----------  ----------  -----------  -----------
Available-For-Sale
 U.S. government agencies and corporations                                    $ 2,501,373    $  5,204    $      -   $ 2,506,577
 U.S. government agency mortgage backed
  securities                                                                    1,336,845      32,391           -     1,369,236
                                                                              -----------    --------    --------   -----------
  Totals                                                                      $ 3,838,218    $ 37,595    $      -   $ 3,875,813
                                                                              ===========    ========    ========   ===========

Held-to-Maturity
 U.S. treasury securities                                                     $ 1,498,542    $  3,303    $   (127)  $ 1,501,718
 U.S. government agencies and corporations                                     22,750,954     104,767     (35,212)   22,820,509
 Obligations of states and political subdivisions                               7,808,528     563,197           -     8,371,725
                                                                              -----------    --------    --------   -----------
  Totals                                                                      $32,058,024    $671,267    $(35,339)  $32,693,952
                                                                              ===========    ========    ========   ===========


   The balance sheet as of December 31, 1997, reflects the fair value of available-for-sale securities, $3,875,813, and the amortized cost of held-to-maturity securities, $32,058,024, for a total of $35,933,837. A net unrealized gain of $37,595 is in the available-for-sale investment securities balance. The unrealized gain, net of tax, is included in shareholder's equity.

   The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                      Securities Available-For-Sale  Securities Held-To-Maturity
                                      -----------------------------  ---------------------------
                                        Amortized                      Amortized
                                           Cost        Fair Value        Cost        Fair Value
                                      --------------  -------------  -------------  ------------
Amounts maturing in:
One year or less                          $  991,612     $  994,687    $ 3,699,326   $ 3,697,093
After one year through five years            299,934        297,194     15,439,660    15,520,217
After five years through ten years           402,917        402,844     11,584,040    12,049,434
Due after ten years                          806,910        811,852      1,334,998     1,427,208
                                          ----------     ----------    -----------   -----------
                                           2,501,373      2,506,577     32,058,024    32,693,952
U. S. government agencies
 mortgage backed securities                1,336,845      1,369,236              -             -
                                          ----------     ----------    -----------   -----------
 Totals                                   $3,838,218     $3,875,813    $32,058,024   $32,693,952
                                          ==========     ==========    ===========   ===========

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 2 - INVESTMENT SECURITIES (continued)

  Securities with amortized cost of $6,753,000 and fair value of $6,869,000 at December 31, 1997, were pledged to secure public deposits and for other purposes as required or permitted by law.

  There were no sales of investment securities in 1997.

NOTE 3 - LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

  An analysis of loan categories at December 31, 1997, is as follows:

          Commercial, farm and industrial loans                         $16,389,822
          Real estate loans                                              19,884,821
          Installment loans                                               9,008,942
          Overdrafts                                                         80,590
                                                                        -----------
                                                                         45,364,175
          Less:   Unearned discount and fees                             (1,199,100)
                  Allowance for loan losses                                (640,596)
                                                                        -----------

            Loans, Net                                                  $43,524,479
                                                                        ===========


  Transactions in the allowance for possible loan losses are summarized as follows:

          Balance, beginning of year                                    $   668,053
          Provisions, charged to income                                      60,002
                                                                        -----------
                                                                            728,055
          Loans charged off                                                (146,313)
          Recoveries of loans previously charged off                         58,854
                                                                        -----------
            Net                                                             (87,459)
                                                                        -----------

          Balance at end of year                                        $   640,596
                                                                        ===========


  At December 31, 1997 the Bank had loans in the amount of $70,500 that were specifically classified as impaired. The allowance for possible loan losses related to impaired loans amounted to approximately $7,000 at December 31, 1997. In addition, at December 31, 1997, the Bank had other nonaccrual loans of approximately $39,500 for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $8,000 for 1997.

  Azle State Bank grants commercial, real estate and consumer loans to customers within its local lending area. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the local real estate market.

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 4 - BANK PREMISES AND EQUIPMENT

     The investment in bank premises and equipment stated at cost at December 31, 1997, is as follows:

          Land                                                                       $  264,092
          Buildings and improvements                                                  1,827,833
          Furniture, fixtures and equipment                                           1,647,123
                                                                                     ----------
                                                                                      3,739,048
          Less accumulated depreciation                                               2,077,926
                                                                                     ----------

            Bank Premises and Equipment--Net                                         $1,661,122
                                                                                     ==========


     Depreciation on bank premises and equipment charged to expense totaled $176,425 for the year ended December 31, 1997.

NOTE 5 - INCOME TAXES

     The components of the income tax provision for the year ended December 31, 1997, is as follows:

          Federal Income Tax Provision:
           Current                                                                   $  602,487
           Deferred (benefit)                                                           (46,396)
                                                                                     ----------

           Total Federal Income Tax Provision                                        $  556,091
                                                                                     ==========

     The principal factors causing a variation from the statutory tax rate are as follows:

         Statutory tax on income                                                     $  699,602
         Reduction in taxes resulting from:
          Tax exempt interest                                                          (160,018)
          Disallowance of interest expense related to tax exempt securities              16,031
          Other                                                                             476
                                                                                     ----------

          Total Income Tax Provision                                                 $  556,091
                                                                                     ==========

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 5 - INCOME TAXES (continued)

     At December 31, 1997, the net deferred tax asset is comprised of the following temporary differences and carryforward items:

     Write down of other real estate not deductible for tax purposes    $  31,146
     Deferred compensation                                                 67,331
                                                                        ---------
      Total Deferred Tax Asset                                             98,477
                                                                        ---------

     Excess of depreciation taken for tax reporting purposes
      over the amount for financial purposes                              132,369
     Loan loss provisions and allowances for tax purposes
      in excess of amounts allowed for financial purposes                 296,643
     Accretion on securities recognized for financial purposes
      but not realized for tax purposes                                    38,618
     Unrealized gain on available-for-sale securities                      12,782
     Other, net                                                            53,139
                                                                        ---------
       Total Deferred Tax Liability                                      (533,551)
                                                                        ---------

       Net Deferred Tax Liability                                       $(435,074)
                                                                        =========

NOTE 6 - RELATED PARTY TRANSACTIONS

     During 1997, the Bank had transactions made in the ordinary course of business with certain of its officers, directors and principal shareholders. All loans included in such transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons. The balances of these loans were approximately $1,229,000 at December 31, 1997.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the financial statements. Unfunded loan commitments were $4,633,000, and outstanding letters of credit were $132,000 at December 31, 1997. No losses are anticipated as a result of these transactions.

NOTE 8 - PROFIT-SHARING PLAN

     The Bank has a thrift plan available to all employees who have completed one year of service or are at least 21 years of age. Contributions to the plan are made at the discretion of management. Bank contributions to the plan were $30,000 in 1997.

                         AZLE BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 9 - COMPENSATED ABSENCES

   Employees of the Bank are entitled to paid vacation, paid sick days and other personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 10 - REGULATORY MATTERS

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets and minimum ratios of Tier I and total capital to risk-weighted assets as set forth in the table below. The Bank's actual capital ratios are also presented in the table.

                                                       Capital Adequacy
                                                      ------------------
                                                      Required   Actual
                                                        Ratio     Ratio
                                                      ---------  -------

          Tier I Capital (to Average Assets)               4.0%    10.6%
          Tier I Capital (to Risk Weighted Assets)         4.0%    18.0%
          Total Capital (to Risk Weighted Assets)          8.0%    19.2%

   Management believes, as of December 31, 1997, that the Bank meets all capital requirements to which it is subject.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Azle State Bank

We have audited the accompanying balance sheets of Azle State Bank (the Bank) as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Azle State Bank at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                              /s/ Ernst & Young LLP

Fort Worth, Texas
April 11, 1997

                                AZLE STATE BANK
                                 BALANCE SHEETS
                         AT DECEMBER 31, 1996 AND 1995


                                                                           DECEMBER 31
                                                                    -------------------------
                                                                       1996          1995
                                                                    -----------  ------------
ASSETS
Cash and due from banks                                             $ 4,689,823  $ 4,778,347
Federal funds sold                                                    2,500,000    2,000,000
                                                                    -----------  -----------
Total cash and cash equivalents                                       7,189,823    6,778,347
Securities:
 Available-for-sale                                                   4,801,581    8,339,316
 Held-to-maturity                                                    31,990,831   28,508,055
Net loans                                                            39,934,823   35,499,548
Premises and equipment, net                                           1,688,461    1,551,634
Accrued interest receivable                                             801,741      779,852
Other real estate and repossessed assets                                103,513      141,748
Other assets                                                          1,092,969      157,573
                                                                    -----------  -----------

Total assets                                                        $87,603,742  $81,756,073
                                                                    ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Deposits:
  Noninterest-bearing                                               $15,745,410  $13,945,767
  Interest-bearing                                                   62,334,073   59,535,891
                                                                    -----------  -----------
 Total deposits                                                      78,079,483   73,481,658

 Other liabilities                                                    1,024,738      974,257
                                                                    -----------  -----------
Total liabilities                                                    79,104,221   74,455,915

Commitments and contingencies

Stockholders' equity:
 Capital stock, $5 par value:
  Authorized, issued and outstanding shares--150,000                    750,000      750,000
 Capital surplus                                                      3,465,000    3,465,000
 Accumulated earnings                                                 4,269,750    3,091,734
 Unrealized gain (loss) on securities available-for-sale, net of
  deferred income taxes                                                  14,771       (6,576)
                                                                    -----------  -----------
Total stockholders' equity                                            8,499,521    7,300,158
                                                                    -----------  -----------

Total liabilities and stockholders' equity                          $87,603,742  $81,756,073
                                                                    ===========  ===========

                            See accompanying notes.

                                AZLE STATE BANK
                              STATEMENTS OF INCOME
                   FOR YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                 YEAR ENDED DECEMBER 31
                                                                ------------------------
                                                                   1996         1995
                                                                -----------  -----------
Interest income:
 Loans, including fees                                          $4,012,430   $3,889,510
 Investment securities:
  Taxable                                                        1,889,289    1,745,513
  Nontaxable                                                       465,201      432,257
 Federal funds sold                                                 73,205       96,037
                                                                ----------   ----------
Total interest income                                            6,440,125    6,163,317

Interest expense on deposits                                     2,457,767    2,449,423
                                                                ----------   ----------
Net interest income                                              3,982,358    3,713,894

Provision for loan losses                                           30,000       53,848
                                                                ----------   ----------
Net interest income after provision for loan losses              3,952,358    3,660,046

Other income:
 Service charges on deposit accounts                               584,038      521,030
 Other                                                             138,483      107,731
                                                                ----------   ----------
Total other income                                                 722,521      628,761

Other expenses:
 Salaries and employee benefits                                  1,479,540    1,429,756
 Net occupancy                                                     432,760      407,384
 Professional and regulatory fees                                  110,475      240,545
 Net operating costs and (gains) losses on other real estate         2,474      (36,332)
 Other                                                             584,928      590,943
                                                                ----------   ----------
Total other expenses                                             2,610,177    2,632,296
                                                                ----------   ----------
Income before federal income taxes                               2,064,702    1,656,511

Provision for federal income taxes:
 Current                                                           536,512      271,750
 Deferred                                                           (3,826)      69,000
                                                                ----------   ----------

Net income                                                      $1,532,016   $1,315,761
                                                                ==========   ==========

                            See accompanying notes.

                                AZLE STATE BANK
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                                          Unrealized
                                                                          Gain (Loss)
                                                                        on Securities      Total
                                     Capital    Capital    Accumulated     Available     Stockholders'
                                      Stock     Surplus      Earnings      for-Sale        Equity
                                     --------  ----------  -----------  -------------  --------------

Balance, December 31, 1994           $750,000  $3,465,000  $2,282,973   $  (295,484)     $6,202,489

 Net income                                --          --   1,315,761            --       1,315,761
 Cash dividends ($3.38 per share)          --          --    (507,000)           --        (507,000)
 Change in unrealized gain
  (loss) on securities available
  for-sale, net of deferred
  income taxes of $149,000                 --          --          --       288,908         288,908
                                     --------  ----------  ----------   -----------      ----------

Balance, December 31, 1995            750,000   3,465,000   3,091,734        (6,576)      7,300,158

 Net income                                --          --   1,532,016            --       1,532,016
 Cash dividends ($2.36 per share)          --          --    (354,000)           --        (354,000)
 Change in unrealized gain
  (loss) on securities available
  for-sale, net of deferred
  income taxes of $11,000                  --          --          --        21,347          21,347
                                     --------  ----------  ----------   -----------      ----------

Balance, December 31, 1996           $750,000  $3,465,000  $4,269,750   $    14,771      $8,499,521
                                     ========  ==========  ==========   ===========      ==========

                            See accompanying notes.

                                AZLE STATE BANK
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                        YEAR ENDED DECEMBER 31
                                                                      ---------------------------
                                                                          1996           1995
                                                                      -------------  ------------
Operating activities
Net income                                                            $  1,532,016   $ 1,315,761
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Provisions for loan and other real estate losses                          30,000        53,848
  Loss on sale of investments                                                             31,250
  Net gain on sale of other real estate                                    (12,506)      (60,434)
  Deferred federal income tax provision (benefit)                           (3,826)       69,000
  Depreciation                                                             167,088       152,643
  Net accretion of security discount                                       (14,749)      (16,538)
  Increase in accrued interest receivable                                  (21,889)       (8,349)
  Increase in other assets                                                (935,396)      (45,542)
  Increase in other liabilities                                             43,306        12,396
                                                                      ------------   -----------
Net cash provided by operating activities                                  784,044     1,504,035

Investing activities
Proceeds from maturities of securities held-to-maturity                  8,630,000     3,500,000
Proceeds from sales or maturities of securities available-for-sale       3,988,168     6,502,814
Purchases of securities:
 Held-to-maturity                                                      (12,092,271)   (9,286,898)
 Available-for-sale                                                       (423,841)   (1,968,751)
Net (increase) decrease in loans                                        (4,508,617)      487,181
Purchase of premises and equipment                                        (308,454)     (221,962)
Proceeds from sale of other real estate                                     94,083        62,542
Proceeds from sale of premises and equipment                                 4,539
                                                                      ------------   -----------
Net cash used in investing activities                                   (4,616,393)     (925,074)

Financing activities
Net increase in deposits                                                 4,597,825       370,274
Cash dividends paid                                                       (354,000)     (507,000)
                                                                      ------------   -----------
Net cash provided by (used in) financing activities                      4,243,825      (136,726)
                                                                      ------------   -----------

Increase in cash and cash equivalents                                      411,476       442,235
Cash and cash equivalents at beginning of year                           6,778,347     6,336,112
                                                                      ------------   -----------

Cash and cash equivalents at end of year                              $  7,189,823   $ 6,778,347
                                                                      ============   ===========

                            See accompanying notes.

                                AZLE STATE BANK
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     The Bank is a 97% owned subsidiary of Azle Holdings, Inc. (Holdings), which is wholly owned by Azle Bancorp (the Parent Company), a one-bank holding company. The Bank provides all customary banking services with the exception of trust department activities. The Bank's principal market for these services is Azle, Texas and surrounding communities.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The primary area of estimation in the accompanying financial statements relates to the determination of the allowance for possible loan losses.

SECURITIES

     The Bank determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity (HTM) when the Bank has the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost.

     Debt securities not classified as HTM or trading, and marketable equity securities not classified as trading, are classified as available-for-sale
(AFS). AFS securities are stated at estimated fair value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity.

     The classification of securities in this manner was due to the adoption on January 1, 1994 of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect as of January 1, 1994, of adopting Statement No. 115, was an increase in stockholders' equity of $176,730 (net of $91,000 in deferred income taxes) to reflect the net unrealized gain on securities classified as AFS previously carried at amortized cost. Prior to adopting Statement No. 115, all investment securities were stated at amortized cost.

     The amortized cost of debt securities classified as HTM or AFS is adjusted for amortization of premium and accretion of discount. The cost of securities sold is based on the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in securities gains (losses).

LOANS AND ALLOWANCES FOR POSSIBLE LOAN LOSSES

     Loans are stated at the principal amount outstanding. Loan origination and commitment fees and costs incurred relating to the origination of loans are recognized in income when received or incurred and are not significant. Interest on loans is accrued based on the principal amount outstanding or other methods that approximate the interest method (generally for installment loans).

     Loans are placed on a nonaccruing status when management believes that interest on such loans may not be collected in the normal course of business. Interest income on nonaccruing loans is usually reported on a cash basis as it is collected.

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     The allowance for possible loan losses and related provision charged to operating expense is an amount which, in the opinion of management, is necessary to absorb possible losses on existing loans that may become uncollectible. It is based on a number of factors, including loss experience, review of problem loans, estimated collateral values, quality of the loan portfolio and business and economic conditions. To the extent that adjustments to the allowance become necessary, they are reported in earnings in the periods in which they become known. Loans which management believes are uncollectible are charged against this allowance with subsequent recoveries, if any, credited to the allowance. The allowance is based on estimates and ultimate losses may vary from the current estimates if future events vary substantially from the assumptions used in making the assessments.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful life of the asset, using the straight-line method. Land is stated at cost.

OTHER REAL ESTATE AND REPOSSESSED ASSETS

     Assets (primarily real estate) acquired in satisfaction of uncollectible loans are initially recorded at the lower of the loan balance or estimated fair value at the time of foreclosure. Any excess of the loan balance over the estimated fair value is charged to the reserve for loan losses. The carrying value is periodically evaluated by management and is reduced to estimated fair value, by charges to expense.

INCOME TAXES

     The Bank, Holdings and the Parent Company have a tax sharing agreement whereby the Bank is included in the consolidated federal income tax return filed by the Parent Company. Pursuant to the agreement, the Parent Company has allocated the tax benefits of its losses and the losses of Holdings to the Bank. Consequently, payments or refunds of taxes are usually made by or allocated to the Bank, respectively.

     Deferred income tax assets and liabilities are recorded for temporary differences between the financial reporting and income tax bases of assets and liabilities. See Note 6 for further data about income taxes.

PROFIT SHARING PLAN

     The Bank has a thrift plan available to all employees who have completed one year of service or are at least 21 years of age. Contributions to the plan are made at the discretion of management. Employer contributions were $30,000 in 1996 and 1995.

STATEMENTS OF CASH FLOWS

     For purposes of the statements of cash flows, management considers due from banks and Federal funds sold to be cash equivalents. These highly liquid instruments have an original maturity of three months or less.

     Interest paid in cash during 1996 and 1995 totaled $2,454,000 and $2,410,000, respectively. Taxes paid in cash during 1996 and 1995 were approximately $540,000 and $420,000, respectively. Loans transferred to other real estate amounted to approximately $59,000 in 1996 and $80,000 in 1995. Additionally, other real estate sold during 1996 and 1995 and financed by loans from the Bank totaled approximately $34,000 and $206,000, respectively.

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2 - SECURITIES

     The following is a summary of AFS securities and HTM securities at December 31, 1996 (dollars in thousands):


                                                                                      Available-for-Sale Securities
                                                                              ---------------------------------------------
                                                                                             Gross        Gross     Estimated
                                                                              Amortized   Unrealized   Unrealized     Fair
                                                                                 Cost        Gains       Losses      Value
                                                                              ----------  -----------  -----------  ---------

United States Government agencies                                                $ 3,173        $  6      $   (10)  $ 3,169
Mortgage-backed instruments                                                        1,606          27           --     1,633
                                                                                 -------        ----      -------   -------

                                                                                 $ 4,779        $ 33      $   (10)  $ 4,802
                                                                                 =======        ====      =======   =======

                                                                                        Held-to-Maturity Securities
                                                                              ---------------------------------------------
                                                                                            Gross       Gross      Estimated
                                                                              Amortized  Unrealized   Unrealized      Fair
                                                                                Cost        Gains       Losses       Value
                                                                              ----------  -----------  -----------  ---------

United States Treasury securities                                                $ 2,096        $  5      $    (2)  $ 2,099
United States Government agencies                                                 22,051         136          (70)   22,117
Obligations of states and political subdivisions                                   7,844         493           (3)    8,334
                                                                                 -------        ----      -------   -------

                                                                                 $31,991        $634      $   (75)  $32,550
                                                                                 =======        ====      =======   =======

The following is a summary of AFS securities and HTM securities at December 31, 1995 (dollars in thousands):

                                                                                        Available-for-Sale Securities
                                                                              ---------------------------------------------
                                                                                            Gross       Gross      Estimated
                                                                              Amortized  Unrealized   Unrealized      Fair
                                                                                Cost        Gains       Losses       Value
                                                                              ----------  -----------  -----------  ---------

United States Government agencies                                               $ 6,423        $  3      $    --   $ 6,426
Obligations of states and political subdivisions                                     20          --           --        20
Mortgage-backed instruments                                                       1,906          --          (13)    1,893
                                                                                -------        ----      -------   -------

                                                                                $ 8,349        $  3      $   (13)  $ 8,339
                                                                                =======        ====      =======   =======

                                                                                        Held-to-Maturity Securities
                                                                              ---------------------------------------------
                                                                                            Gross       Gross      Estimated
                                                                              Amortized  Unrealized   Unrealized      Fair
                                                                                Cost        Gains       Losses       Value
                                                                              ----------  -----------  -----------  ---------

United States Treasury securities                                               $ 2,092        $ 18      $    --   $ 2,110
United States Government agencies                                                19,185         228          (34)   19,379
Obligations of states and political subdivisions                                  7,231         497          (15)    7,713
                                                                                -------        ----      -------   -------

                                                                                $28,508        $743      $   (49)  $29,202
                                                                                =======        ====      =======   =======

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          The amortized cost and estimated fair values of debt securities at December 31, 1996, by contractual maturity, are shown below (dollars in thousands). Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                           Available-for-Sale      Held-to-Maturity
                                               Securities             Securities
                                          ---------------------  ---------------------
                                          Amortized  Estimated   Amortized  Estimated
                                            Cost     Fair Value    Cost     Fair Value
                                          ---------  ----------  ---------  ----------

Due in one year or less                      $  227      $  226    $ 6,933     $ 6,964
Due after one year through five years         1,453       1,453     13,368      13,408
Due after five years through ten years        8,959       9,248
Due after ten years                           1,493       1,490      2,731       2,930
                                             ------      ------    -------     -------
                                              3,173       3,169     31,991      32,550
Mortgage-backed instruments                   1,606       1,633         --          --
                                             ------      ------    -------     -------

                                             $4,779      $4,802    $31,991     $32,550
                                             ======      ======    =======     =======

          Securities with book values approximating $4,784,000 and $3,812,000 were pledged as collateral to secure public deposits at December 31, 1996 and 1995, respectively.

NOTE 3 - REGULATORY MATTERS AND CAPITAL ADEQUACY

          The Federal Reserve requires that the Bank maintain minimum average reserve balances with the Federal Reserve System. At December 31, 1996 and 1995, the required balances were approximately $639,000 and $642,000, respectively.

          Dividends that may be paid by the Bank are routinely restricted by various regulatory authorities. At December 31, 1996, $2,789,000 of the accumulated earnings of the Bank were free of such restrictions and available for dividends to Holdings, subject to prudent management and capital adequacy guidelines of regulatory authorities.

          The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


         As of December 31, 1996 and 1995, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institution's category.



                                                                                                  To Be Well Capitalized
                                                                         For Capital              Under Prompt Corrective
                                               Actual                 Adequacy Purposes              Action Provisions
                                       ---------------------      ---------------------------   --------------------------
                                         Amount       Ratio         Amount         Ratio           Amount       Ratio
                                       ----------     ------      ------------   ------------   ------------  ------------
As of December 31, 1996:                                          smaller than   smaller than   smaller than  smaller than
Total capital (to risk weighted                                   or equal to    or equal to    or equal to   or equal to
  assets)                              $9,084,000     19.0%       $3,828,160     8.0%           $4,785,200    10.0%

                                                                  smaller than   smaller than   smaller than  smaller than
Tier 1 capital(to risk weighted                                   or equal to    or equal to    or equal to   or equal to
  assets)                               8,485,000     17.7%        1,914,080     4.0%            2,871,120     6.0%

                                                                  smaller than   smaller than   smaller than  smaller than
                                                                  or equal to    or equal to    or equal to   or equal to
Tier 1 capital (to average assets)      8,485,000      9.9%        3,437,360     4.0%            4,296,700     5.0%

NOTE 4 - LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

         Loans are comprised of the following at December 31, 1996 and 1995 (dollars in thousands):

                                               1996            1995
                                            -----------     ----------

     Commercial                             $    14,271     $   13,027
     Real estate                                 19,524         17,159
     Consumer                                     7,754          6,769
     Other                                           73             59
     Unearned interest                           (1,019)          (840)
                                            -----------     ----------
                                                 40,603         36,174
     Allowance for possible loan losses            (668)          (674)
                                            -----------     ----------

                                            $    39,935     $   35,500
                                            ===========     ==========

         Loans made to certain executives, officers, directors, and their associates of the Parent Company, Holdings or the Bank were approximately $1,333,000 and $1,474,000 at December 31, 1996 and 1995, respectively. These loans were made on substantially the same basis as those for nonrelated parties.

         The Bank grants commercial, real estate, and consumer loans to customers throughout its local lending area. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan contracts is dependent upon the local real estate market.

         At December 31, 1996 and 1995, nonaccrual, restructured and impaired loans amounted to approximately $296,000 and $280,000, respectively.

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          Transactions in the allowance for possible loan losses for the years ended December 31, 1996 and 1995, were as follows (dollars in thousands):


                                                              1996      1995
                                                            --------  --------

 Balance at beginning of year                               $   674   $   675
 Charge-offs                                                    (69)      (79)
 Recoveries                                                      33        24
 Provision for loan losses                                       30        54
 Balance at end of year                                     $   668   $   674
                                                            =======   =======

NOTE 5 - PREMISES AND EQUIPMENT

          The composition of premises and equipment at December 31, 1996 and 1995, follows (dollars in thousands):

                                                               1996      1995
                                                            -------   -------

 Land                                                       $   264   $   114
 Building                                                     1,780     1,706
 Furniture, fixtures and equipment                            1,545     1,483
 Vehicles                                                         4         4
                                                            -------   -------
                                                              3,593     3,307
 Accumulated depreciation                                    (1,905)   (1,755)
                                                            -------   -------

                                                            $ 1,688   $ 1,552
                                                            =======   =======

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE 6 - FEDERAL INCOME TAXES

     The liability method is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Significant components of the Bank's net deferred income tax liability as of December 31 are as follows (dollars in thousands):

                                                                                   1996   1995
                                                                                  ------  -----
     Deferred income tax assets:
      Other real estate writedowns not currently deductible for income tax
       purposes                                                                   $  31   $  34
      Unrealized (gain) loss on available-for-sale securities                        (8)      3
      Deferred compensation                                                          46      29
                                                                                  -----   -----
     Total deferred income tax assets                                                69      66

     Deferred income tax liabilities:
      Difference between financial reporting and income tax allowance for loan
       losses and other items applicable to loans                                   287     284
      Difference between financial reporting and income tax bases of premises
       and equipment                                                                161     178
      Other, net                                                                     50      26
                                                                                  -----   -----
     Total deferred income tax liabilities                                          498     488
                                                                                  -----   -----

     Net deferred income tax liability                                            $ 429   $ 422
                                                                                  =====   =====

     The net deferred income tax liabilities of approximately $429,000 and $422,000 have been included in other liabilities in the accompanying balance sheets at December 31, 1996 and 1995, respectively.

     The differences between actual income tax expense and expected tax expense for 1996 and 1995 are as follows (dollars in thousands):

                                                             1996    1995
                                                            ------  ------

     Income tax provision at statutory rate                 $ 702   $ 563
     Nontaxable interest income, net                         (143)   (132)
     Tax benefits allocated from parent                        (1)     (4)
     Adjustment of deferred income taxes and other items      (26)    (86)
                                                            -----   -----

                                                            $ 532   $ 341
                                                            =====   =====

     Approximately $23,000 of federal income taxes currently payable are included in other liabilities at December 31, 1996 ($66,000 at December 31, 1995).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the accompanying financial statements.

                                AZLE STATE BANK
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                                                                December 31
                                                               --------------
                                                                1996    1995
                                                               ------  ------
     Financial instruments whose contract amounts represent
      credit risk (dollars in thousands):
       Commitments to extend credit                            $3,973  $3,568
       Standby letters of credit                                  233     251

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing these standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

     The Bank is a defendant in various litigation involving lender liability and other matters. Discovery in certain of these cases will have to be completed to determine if the suits are valid and the extent, if any, of the Bank's liability thereunder. The Bank is not aware of any activity in these cases. Counsel is unable to opine as to the Bank's liability (if any) in these matters and the ultimate outcome of the litigation cannot presently be determined. Due to the uncertainties surrounding this litigation, no provision for loss has been recorded in the financial statements.


=======================================  =======================================
           TABLE OF CONTENTS
                                   Page                   [LOGO]
                                   ----
Prospectus Summary                    4
Risk Factors                         12                320,000 SHARES
Cautionary Statements Regarding
 Forward-Looking Statements          20
Price Range of Common Stock and                          INDEPENDENT
 Dividends                           21                BANKSHARES, INC.
Market for the Preferred
 Securities                          22
Accounting Treatment                 22                 COMMON STOCK
Pending Acquisition                  23             ---------------------
Pro Forma Consolidated Financial
 Statements                          25       1,000,000 PREFERRED SECURITIES
Use of Proceeds                      31
Capitalization                       32                 INDEPENDENT
Selected Consolidated Financial                        CAPITAL TRUST
 Data                                33
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations           35         % CUMULATIVE TRUST PREFERRED
Business and Properties of the                SECURITIES (LIQUIDATION AMOUNT $10
 Company                             64            PER PREFERRED SECURITY)
Regulation and Supervision           69      GUARANTEED, AS DESCRIBED HEREIN, BY
Management                           77
Security Ownership of Management                         INDEPENDENT
 and Certain Beneficial Owners       79                BANKSHARES, INC.
Description of Capital Stock         81             ---------------------
Description of the Preferred
 Securities                          85          $10,000,000  % SUBORDINATED
Description of the Subordinated                         DEBENTURES OF
 Debentures                          95          INDEPENDENT BANKSHARES, INC.
Description of the Guarantee        103
Relationship Among the Preferred
 Securities, the Subordinated
 Debentures and the Guarantee       105
Certain Federal Income Tax
 Consequences                       107
ERISA Considerations                110
Underwriting                        112
Legal Matters                       114
Experts                             114
Available Information               114
Incorporation of Certain Documents
 by Reference                       115
Index to Financial Statements       F-1

          ------------------

  NO DEALER, SALESPERSON OR OTHER                   ---------------------
PERSON HAS BEEN AUTHORIZED TO GIVE ANY                    Prospectus
INFORMATION OR TO MAKE ANY                                   , 1998
REPRESENTATION IN CONNECTION WITH THIS              ---------------------
OFFERING OTHER THAN THOSE CONTAINED IN
THIS PROSPECTUS, AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATION MUST
NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY, THE TRUST
THE UNDERWRITER OR ANY OTHER PERSON.
THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL, OR THE SOLICITATION OF
ANY OFFER TO PURCHASE, ANY SECURITY
OTHER THAN THE SHARES OF COMMON STOCK
OR PREFERRED SECURITIES OFFERED BY THIS
PROSPECTUS, NOR DOES IT CONSTITUTE AN
OFFER OR SOLICITATION IN ANY
JURISDICTION IN WHICH SUCH OFFER OR               STIFEL, NICOLAUS & COMPANY
SOLICITATION WOULD BE UNLAWFUL.                          INCORPORATED
NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THE DATE HEREOF.

=======================================  =======================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Company in connection with the issuance and distribution of the securities being offered.

     SEC Registration fee........................  $  5,055
     NASD filing fee.............................     2,000
     American Stock Exchange, Inc. listing fees..    22,360
     Blue Sky qualification fees and expenses....     1,000
     Accounting fees and expenses................    45,000
     Legal fees and expenses.....................   110,000
     Trustee's fees and expenses.................    25,000
     Printing and engraving......................    35,000
     Transfer agent's and registrar's fees.......     3,000
     Miscellaneous...............................     1,585
                                                   --------

          Total..................................  $250,000
                                                   ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.02-1 of the Texas Business Corporations Act (the "TBCA") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IX of the Company's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the TBCA.

     Article VII of the Company's Articles of Incorporation, as amended, provides for permissible indemnification of its directors, officers, and persons who may have served as a director or officer of another corporation under certain circumstances, at the discretion of the Company's Board of Directors. This provision in the Articles of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Texas law. In addition, each director will continue to be subject to liability for breach of faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Texas law.

     The Company maintains directors' and officers' liability insurance that covers the directors and officers of the Company with aggregate policy limits of $3,000,000.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.



ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     Exhibits. The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report, such report is identified in parentheses. See the Index of Exhibits included with the exhibits filed as part of this Registration Statement.

Number  Description
------  -----------

1.1     Form of Underwriting Agreement for Common Stock (filed herewith)

1.2 Form of Underwriting Agreement for Preferred Securities (filed herewith)

3.1 Restated Articles of Incorporation of the Company (Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31,
        1994)

3.2 Restated Bylaws of the Company (Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

4.1 Specimen Stock Certificate for Common Stock of the Company (Exhibit 4.1 to the Company's Registration Statement on Form S-1, SEC File No. 333-16419)

4.2 Form of Indenture of the Company relating to the Subordinated Debentures (previously filed)

4.3     Form of Subordinated Debenture of the Company (previously filed)

4.4 Certificate of Trust of Independent Capital Trust (previously filed)

4.5 Declaration of Trust of Independent Capital Trust (previously filed)

4.6     Form of Amended and Restated Trust Agreement (previously filed)

4.7     Form of Preferred Security Certificate (included as an exhibit to
        Exhibit 4.6)

4.8     Form of Preferred Securities Guarantee Agreement (previously filed)

4.9 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.6)

5.1 Opinion of Arter & Hadden LLP (including the consent of such firm) regarding the legality of the Common Stock, the Subordinated Debentures and the Guarantee being offered hereby (filed herewith)

5.2 Opinion of Prickett, Jones, Elliot, Kristol & Schnee, special Delaware counsel, as to the validity of the Preferred Securities being offered hereby (filed herewith)

8.1 Opinion of Arter & Hadden LLP as to certain federal income tax matters (filed herewith)

10.1 Form of Nonqualified Option Agreement (Exhibit 10.2 the Company's Annual Report on Form 10-K for the year ended December 31, 1992)

10.2 Master Equipment Lease Agreement, dated July 30, 1998, between Independent Bankshares, Inc. and First State Bank, N.A. (as Co-Lessees) and AT&T Credit Corporation, Amendments to Master Equipment Lease Agreement dated concurrently therewith, and related forms of Schedule, Commencement Certificate and Bill of Sale (filed herewith)

10.3 Agreement and Plan of Reorganization dated July 11, 1996, between the Company and Crown Park Bancshares, Inc. and Agreement and Plan of Merger dated July 11, 1996 between Western National Bank and First State, N.A. Abilene (Exhibit 1.1 to the Company's Current Report on Form 8-K dated July 11, 1996)

10.4 Agreement and Plan of Reorganization dated May 29, 1998, between the Company and Azle Bancorp (Exhibit 1.1 to the Company's Current Report on Form 8-K dated June 19, 1998)

12.1 Statements Regarding Computation of Ratio of Earnings to Fixed Charges (filed herewith)

21.1 Subsidiaries of the Company (Exhibit 21.1 to the Company's Registration Statement on Form S-1, SEC File No. 333-16419)

23.1 Consent of Arter & Hadden LLP (included as part of its opinions filed as Exhibits 5.1 and 8.1)

23.2 Consent of Prickett, Jones, Elliott, Kristol & Schnee (included as part of its opinion filed as Exhibit 5.2)

23.3 Consent of PricewaterhouseCoopers LLP, independent accountants (filed herewith)

23.4 Consent of Stovall, Grandey & Whatley, L.L.P., independent accountants (filed herewith)

23.5    Consent of Ernst & Young LLP (filed herewith)

25.1    Power of Attorney (included on the signature page previously filed)

25.2 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act as trustee under the Indenture (previously filed)

25.3 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act as trustee under the Amended and Restated Trust Agreement (previously filed)

25.4 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act as trustee under the Preferred Securities Guarantee Agreement (previously filed)

Financial Statement Schedules

       All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because such schedules are not required under the related instructions or are inapplicable or because the information required is included in the Company's unaudited six-month consolidated financial statements or notes thereto or audited year end consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the Registrants' Articles of Incorporation or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     B.   The undersigned Registrants hereby undertake that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The Company and the Trust hereby undertake to provide to the Underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abilene, Texas on August 31, 1998.

                                    INDEPENDENT BANKSHARES, INC.


                                    By:  /s/ Bryan W. Stephenson
                                         -------------------------------------
                                         Bryan W. Stephenson
                                         President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Abilene, Texas on August 31, 1998.

                                    INDEPENDENT CAPITAL TRUST


                                    By:  /s/ Bryan W. Stephenson
                                         -------------------------------------
                                         Bryan W. Stephenson, Trustee


                                    By:  /s/ Randal N. Crosswhite
                                         -------------------------------------
                                         Randal N. Crosswhite, Trustee

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Abilene, State of Texas, on August 31, 1998.

                                    INDEPENDENT BANKSHARES, INC.


                                    By:  /s/ Bryan W. Stephenson
                                         -------------------------------------
                                         Bryan W. Stephenson
                                         President and Chief Executive Officer



       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


August 31, 1998                     /s/ Bryan W. Stephenson
                                    ------------------------------------------
                                    Bryan W. Stephenson, President, Chief
                                    Executive Officer and Director (Principal
                                    Executive Officer)


August 31, 1998                     /s/ Randal N. Crosswhite
                                    ------------------------------------------
                                    Randal N. Crosswhite, Senior Vice President,
                                    Chief Financial Officer, Corporate Secretary
                                    and Director (Chief Financial and Accounting
                                    Officer)


August 31, 1998                     /s/ John L. Beckham*
                                    ------------------------------------------
                                    John L. Beckham, Director


August 31, 1998                     /s/ Lee Caldwell*
                                    ------------------------------------------
                                    Lee Caldwell, Director


August 31, 1998                     /s/ Mrs. Wm. R. (Amber) Cree*
                                    ------------------------------------------
                                    Mrs. Wm. R. (Amber) Cree, Director


August __, 1998
                                    ------------------------------------------
                                    Louis S. Gee, Director


August __, 1998
                                    ------------------------------------------
                                    Nancy E. Jones, Director


August 31, 1998                     /s/ Marshal M. Kellar*
                                    ------------------------------------------
                                    Marshal M. Kellar, Director

August 31, 1998                     /s/ Tommy McAlister*
                                    ------------------------------------------
                                    Tommy McAlister, Director


August 31, 1998                     /s/ Scott L. Taliaferro*
                                    ------------------------------------------
                                    Scott L. Taliaferro, Director


August 31, 1998                     /s/ James D. Webster*
                                    ------------------------------------------
                                    James D. Webster, M.D., Director


August 31, 1998                     /s/ C.G. Whitten*
                                    ------------------------------------------
                                    C.G. Whitten, Director


August 31, 1998                     /s/ John A. Wright*
                                    ------------------------------------------
                                    John A. Wright, Director



*  By:  /s/ Bryan W. Stephenson
        ----------------------------------
        Bryan W. Stephenson, Agent and
        Attorney-in-Fact